Form 10-K, Exhibit 13
period 1994-12-31
GIDDINGS & LEWIS INC /WI/
filed 1995-03-13
CIK 851588

[Page 14 of the Annual Report]

                               Five - Year Summary
                                         At and for the years ended December 31
                             1994 (d)     1993 (d) (e)      1992       1991 (f)       1990
                                     (In thousands, except share and per share data)

    OPERATIONS DATA (a)
     (b)
    Net sales                $619,471      $517,462      $622,934    $326,609     $242,962
    Net income                 47,880        43,706        35,532      22,002       19,723
    Net income available
     to common
     shareholders              47,880        43,706        32,896      21,044       19,723
    Net income per common
     share                       1.40          1.31          1.16         .95          .92
    Cash dividends per
     common share                 .12           .12           .11         .08          .08
    Average number of
     common shares
     outstanding           34,284,095    33,415,429    28,343,827  22,175,462   21,322,788

    BALANCE SHEET DATA
    Total assets             $687,226      $614,016      $627,485    $560,167     $181,573
    Long-term debt                 -              -        68,215      50,583            -
    Shareholders' equity      485,298       436,010       325,924     272,195      134,503
    Ratio of long-term
     debt to long-term
     capital (c)                   0%            0%         17.3%       15.7%           0%

   (a) See Note 1, "Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements.

   (b) All share and per share data have been restated to reflect the two-for-one stock split effected in May 1992.

   (c) Long-term capital consists of long-term debt and common shareholders' equity.

   (d) Reflects cash received on certain fully-reserved Russian contracts (see Note 2 of Notes to Consolidated Financial Statements).

   (e) Reflects the prospective adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

   (f) On October 31, 1991, the Company acquired Cross & Trecker Corporation (Cross & Trecker). The operations of Cross & Trecker have been included in the Company's financial statements since the acquisition date.

   [Pages 15-19 of the Annual Report]

           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations

   Introduction

   The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report. In reviewing the Company's financial statements and management's discussion and analysis, the following matters should be considered:

   - The Company is organized into four major operating groups: Automation Technology, Integrated Automation, Automation Measurement and Control and European Operations. The Automation Technology group is responsible for the manufacture of smart manufacturing systems, automated standalone machine tools, tooling and fixtures, and remanufacturing. The Integrated Automation group produces assembly automation products and systems and flexible transfer lines. Programmable industrial computers, servo systems, controls and measurement products are part of the Automation Measurement and Control group. The European Operations group offers the Company's complete product lines through its sales, engineering, manufacturing and service facilities in England and Germany.

   - Most of the Company's products are sold pursuant to long-term contracts. Profits on long-term contracts are recognized using the percentage-of-completion method. Percentage-of-completion is measured principally by the percentage of costs incurred to date versus the estimated total costs for each contract. Revenues recognized on the percentage-of-completion method, but not yet billed to customers, are reflected in accounts receivable. The Company does not normally receive the bulk of payments for products sold under long-term contracts until the product is shipped.


   Results of Operations

   1994 Compared to 1993

   The following tables set forth the Company's bookings by operating group for the period indicated and consolidated backlog at period-end on a quarterly basis for 1994 and 1993.

                            April 3   July 3    Oct. 2    Dec. 31
                                         (In thousands)
   1994:
   Operating group:
   Automation Technology    $32,034   $31,724   $28,973   $40,116
   Integrated Automation    117,610   113,870    94,705    91,226
   European Operations        6,138     5,771    12,141     8,759
   Automation Measurement
    and Control              13,647    17,831    16,964    17,948
                           --------  --------  --------  --------
   Consolidated bookings   $169,429  $169,196  $152,783  $158,049
                           ========  ========  ========  ========
   Consolidated backlog    $431,448  $460,370  $449,969  $422,172
                           ========  ========  ========  ========

                            April 4   July 4    Oct. 3    Dec. 31
                                         (In thousands)
   1993:
   Operating group:
   Automation Technology    $36,987   $31,716   $36,561   $39,857
   Integrated Automation     26,612    59,723    39,837    79,270
   European Operations       52,367    28,543    55,404     8,433
   Automation Measurement
    and Control              13,328    11,954    13,818    14,511
                           --------  --------  --------  --------
   Consolidated bookings   $129,294  $131,936  $145,620  $142,071
                           ========  ========  ========  ========
   Consolidated backlog    $349,070  $342,605  $367,857  $382,694
                           ========  ========  ========  ========

   Bookings for 1994 of $649.5 million represented an 18.3% increase from 1993 bookings of $548.9 million. Automation Technology bookings of $132.8 million for 1994 declined 8.5% from 1993 bookings of $145.1 million. This decline mainly reflects continued weakness in the demand for large machine tools and flexible manufacturing systems by industries other than those related to the automotive sector. Integrated Automation bookings for 1994 totaled $417.4 million, a 103.2% increase from 1993 bookings of $205.4 million. The increase in bookings is attributable to significant order placement by the domestic automotive industry. The Company believes that order placement by the automotive sector of the economy will remain above average in 1995. However, because automotive orders are driven by multi-year capital investment programs with purchases in large lump-sum increments, quarterly order patterns will continue to be subject to volatility. European Operations' bookings decreased 77.3% to $32.8 million in 1994, from $144.7 million in 1993. The decrease in 1994 was due to unfavorable economic conditions (especially in the automotive sector) and increased competitive pressures in the Company's European market. In addition, bookings in 1993 were favorably impacted by significant orders received from European automotive companies and a Korean automotive company. There is potential for marginal improvement in the near-term outlook for bookings in Europe. In the absence of such improvement, sales and earnings from the European Operations group will be adversely affected and further rationalization of these operations may be necessary. Automation Measurement and Control bookings of $66.4 million for 1994 increased 23.8% over 1993 bookings of $53.6 million due mainly to large orders received from the automotive and mining industries.

   Company backlog at December 31, 1994, was $422.2 million, an increase of $39.5 million or 10.3% from $382.7 million at 1993 year end. The increase in backlog resulted from increased booking activity noted above, which was concentrated mainly in the domestic automotive sector.

   Consolidated sales of $619.5 million for 1994 compared to $517.5 million in the prior year. The increase in year-to-year net sales is primarily attributable to the Integrated Automation and European Operations groups. Automation Technology net sales of $162.9 million in 1994 represented a decrease of 3.4% from $168.7 million in net sales in 1993. Integrated Automation net sales of $267.8 million in 1994 increased 37.3% from $195.0 million in the prior year. The increase in Integrated Automation sales is the result of improvements in domestic automotive bookings which started in the fourth quarter of 1993 and continued into 1994. European Operations net sales of $126.6 million in 1994 increased 29.9% from $97.4 million in 1993. The increase in net sales relates mainly to significant orders received by the European Operations group in the third quarter of 1993. Given the level of 1994 bookings, European sales are expected to decline at least during the first half of 1995. Automation Measurement and Control net sales increased 10.4% from $56.3 million in 1993 to $62.2 million in 1994.

   Net income available to common shareholders for 1994 of $47.9 million increased 9.6% from 1993 net income available to common shareholders of $43.7 million. Pre-tax income in 1994 was $77.6 million, a 10.5% increase from 1993 pre-tax income of $70.0 million. As described in further detail in Note 2 of Notes to Consolidated Financial Statements, 1993 and 1994 pre-tax earnings were impacted by the following nonrecurring items:


   1993

   In connection with the allocation of the purchase price for the Company's acquisition of Cross & Trecker Corporation ("Cross & Trecker") which was completed on October 31, 1991, certain liabilities were established relating to probable facility closings both in the U.S. and abroad. As a result of changing economic conditions, changes in senior management, and other factors in 1993, the Company decided not to shut down two plants previously scheduled for closing. Accordingly, the related accruals were no longer deemed necessary. In addition, there were favorable developments during 1993 pertaining to certain contracts with customers in the former Soviet Union (the "Russian contracts") that had been fully reserved. The net effect of the above and other changes in estimates with respect to certain reserves established in connection with the Cross & Trecker acquisition was a 1993 fourth quarter increase to pre-tax income of approximately $23.0 million.

   During 1993, the Company also recorded a restructuring charge of $8.3 million related to the closing of the Company's printed circuit board facility in Round Lake Beach, Illinois, and the consolidation of the Arbroath, Scotland, machine tool operations into the Company's Knowsley, England, plant. The restructuring charge included the write-down of inventory and fixed assets to net realizable value, termination benefits and estimated future carrying costs through the expected dates of disposal. Neither of these facilities represented a significant portion of the Company's operations. The portion of the restructuring charge representing future outlays of cash at December 31, 1993, amounted to $1.7 million.

   The foregoing items resulted in a net decrease in 1993 cost of sales and selling, general and administrative expenses of $6.0 million and $8.7 million, respectively.


   1994

   During the fourth quarter of 1994, certain conditions were satisfied which allowed for a credit guarantee with respect to one of the Russian contracts to be activated. As a result of this development, the Company received a net payment of $32.3 million, which represented the remaining balance owed under the contract and covered by the guarantee. The receipt of this payment resulted in a $22.1 million increase to pre-tax income recorded in the fourth quarter of 1994. The income recorded was net of various costs expected to be incurred in connection with shipment and installation of the equipment covered under the contract. For the other Russian contract, no payments have been received and no credit guarantee has been issued.

   Other items of note concerning the comparison of 1994 vs. 1993 results of operations are highlighted below:

   The consolidated gross margin percentage (before depreciation and amortization) decreased from 29.2% in 1993 to 20.7% in 1994. The consolidated gross margin percentage for 1993 before the impact of the nonrecurring items noted on previous page was 28.0%. Gross margins for 1994 were adversely impacted by competitive pricing pressures, cost overruns on contracts booked in prior periods, and increased product development spending. The Company currently expects that the consolidated gross margin percentage may improve slightly in 1995 but will remain below the 1993 level for the foreseeable future due to competitive and economic factors.

   Selling, general and administrative expenses (before depreciation and amortization) decreased as a percentage of sales to 9.5% in 1994 from 11.9% in 1993. Selling, general and administrative expenses as a percentage of sales for 1993 before the impact of the nonrecurring items mentioned on previous page was 13.6%. The percentage decrease is primarily attributable to improved engineering efficiencies, continued cost reduction measures and the effect of a significant increase in sales volume.

   Net interest income of $1.0 million in 1994 consists mainly of income on short-term investments offset in part by the amortization of capitalized loan fees. Significant factors contributing to the decrease in net interest expense from $2.9 million in 1993 to net interest income of $1.0 million in 1994 include: (1) the conversion into common stock in March 1993 of substantially all of the Company's 10% convertible subordinated debentures (see Note 4 of Notes to Consolidated Financial Statements for details); and (2) the repayment of all remaining outstanding debt in the second quarter of 1993.

   Other income of $.8 million for 1994 is primarily made up of royalty income and gains on the sale of fixed assets, offset by a net loss on foreign currency transactions.

   The provision for income taxes of $29.7 million for 1994 increased from $26.3 million in 1993. Included as a component of income tax expense for 1993 is the benefit arising from the increase in the net deferred income tax asset of approximately $1.0 million resulting from the 1% increase in the top U.S. corporate tax rate enacted in August 1993. The Company's effective tax rate for 1994 was 38.3% as compared to 39.1% for the prior year (excluding the rate change benefit). The decrease in the effective tax rate from 1993 to 1994 is primarily due to a change in the mix of income between various tax jurisdictions.

   1993 Compared to 1992

   The following table sets forth the Company's bookings by operating group in the period and consolidated backlog at period-end on a quarterly basis for 1993 and 1992.
                               April 4  July 4    Oct. 3    Dec. 31
   1993:                                   (In thousands)
   Operating group:
   Automation Technology      $36,987   $31,716   $36,561   $39,857
   Integrated Automation       26,612    59,723    39,837    79,270
   European Operations         52,367    28,543    55,404     8,433
   Automation Measurement
    and Control                13,328    11,954    13,818    14,511
                              -------   -------   -------   -------
   Consolidated bookings     $129,294  $131,936  $145,620  $142,071
                             ========  ========  ========  ========
   Consolidated backlog      $349,070  $342,605  $367,857  $382,694
                             ========  ========  ========  ========

                               March 29  June 28    Sept. 27  Dec. 31
   1992:                                    (In thousands)
   Operating group:
   Automation Technology       $47,722    $65,581   $49,974  $55,382
   Integrated Automation        99,911     50,386    35,782   40,631
   European Operations          35,719     52,183    20,541   23,129
   Automation Measurement
    and Control                 10,988     13,265    11,213   15,772
                               -------    -------   -------  -------
   Consolidated bookings      $194,340   $181,415  $117,510 $134,914
                               =======    =======  ======== ========
   Consolidated backlog       $424,702   $458,048  $411,670 $360,190
                               =======    =======   =======  =======

   Bookings for 1993 of $548.9 million represented a 12.6% decrease from 1992 bookings of $628.2 million. Automation Technology bookings of $145.1 million for 1993 declined 33.6% from 1992 bookings of $218.7 million. This decline mainly reflected reduced demand from domestic aerospace, defense, and government end-user markets. These market segments had been a significant source of orders over the last several years. In light of an anticipated weakness in demand in these domestic market segments, the Automation Technology group engaged in an effort to penetrate new geographic regions and market segments. In the second half of 1993, these efforts resulted in manufacturing systems orders from China for the production of automotive components and a major domestic systems order for the production of motorcycle parts. Integrated Automation bookings for 1993 totaled $205.4 million, a 9.4% decrease from 1992 bookings of $226.7 million. As 1993 progressed, significant orders were received by the Integrated Automation group from the automotive sector. European Operations bookings increased 10.0% to $144.7 million in 1993, from $131.6 million in the comparable 1992 period. This increase included a significant transfer line order from a European automotive manufacturer received in the third quarter of 1993. Automation Measurement and Control bookings of $53.6 million for 1993 increased 4.6% over 1992 bookings of $51.2 million.

   Company backlog at December 31, 1993, was $382.7 million, an increase of $22.5 million or 6.3% from $360.2 million at 1992 year end. The increase in backlog resulted from increased booking activity in the third and fourth quarters of 1993.

   Consolidated net sales of $517.5 million for 1993 compared to $622.9 million in the prior year. The decrease in year-to-year net sales is primarily attributable to lower bookings in the latter half of 1992 and the first half of 1993. Automation Technology net sales of $168.7 million decreased 16.6% from $202.2 million. Integrated Automation net sales of $195.0 million decreased 22.6% from $251.9 million. European Operations net sales of $97.4 million decreased 17.1% from $117.6 million. Automation Measurement and Control net sales increased 9.9% from $51.3 million to $56.3 million.

   Net income available to common shareholders for 1993 of $43.7 million increased 32.9% from 1992 net income available to common shareholders of $32.9 million. 1993 pre-tax income was $70.0 million, a 52.2% increase from 1992 pre-tax income of $46.0 million. As described above and in Note 2 of Notes to Consolidated Financial Statements, 1993 pre-tax earnings were impacted by certain nonrecurring items. These items resulted in a net decrease in cost of sales and selling, general and administrative expenses of $6.0 million and $8.7 million, respectively. Other factors contributing to the increase in 1993 net income available to common shareholders are highlighted below.

   The consolidated gross margin percentage (before depreciation and amortization) increased from 25.1% in 1992 to 29.2% in 1993. Included in the gross margin total for 1993 is the $6.0 million impact of the nonrecurring items noted above consisting of the release of purchase price reserves of $11.6 million, the benefit of which was offset in part by charges totaling $5.6 million relating to the shutdown of two facilities. The consolidated gross margin percentage for 1993 before the impact of these items was 28.0%, which compares favorably to the 1992 gross margin percentage of 25.1%. The improvement over 1992 reflects the benefits of cost reduction and rationalization programs as well as the "gross up" impact of adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109) (see Note 7 of Notes to Consolidated Financial Statements for details on the impact of adopting SFAS No. 109). The improvement in the 1993 gross margin percentage was more evident in the first half of the year. In the second half of 1993, competitive pricing pressures, reduced sales volume, and increased product development spending resulted in a lower gross margin percentage.

   Selling, general and administrative expenses (before depreciation and amortization) decreased as a percentage of sales to 11.9% in 1993 from 14.5% in 1992. Included in the selling, general and administrative expenses total for 1993, is the $8.7 million impact of the nonrecurring items noted above consisting of the release of purchase price reserves of $11.4 million and charges totaling $2.7 million related to the shutdown of two facilities. Selling, general and administrative expenses as a percentage of sales for 1993 before the impact of these items was 13.6%. The percentage decrease from 14.5% in 1992 to 13.6% in 1993 reflects the benefits of the continued rationalization of the selling, general and administrative functions throughout the Company and the "gross up" impact of adopting SFAS No. 109.

   Net interest expense of $2.9 million in 1993 consists mainly of amortization of capitalized loan fees and interest on the Company's 10% convertible subordinated debentures and other outstanding debt. Significant factors contributing to the decrease in net interest expense from $8.2 million in 1992 to $2.9 million in 1993 include: (1) the repayment of approximately $47.9 million of borrowings under a domestic credit agreement in June 1992, with the net proceeds from the sale of common stock; (2) the conversion into common stock in March 1993 of substantially all of the Company's 10% convertible subordinated debentures (see Note 4 of Notes to Consolidated Financial Statements for details); and (3) the repayment of all remaining outstanding debt in the second quarter of 1993.

   Other expense of $1.9 million for 1993 is primarily made up of foreign currency losses and amortization of foreign currency exchange contract costs.

   The provision for income taxes of $26.3 million for 1993 increased from $10.5 million in 1992. Included as a component of income tax expense for 1993 is the benefit arising from the increase in the net deferred income tax asset of approximately $1.0 million resulting from the 1% increase in the top U.S. corporate tax rate enacted in August 1993. The Company's effective tax rate for 1993 amounted to 39.1% (excluding the deferred tax adjustment effect) as compared to 22.8% for the prior year. The increase in the effective tax rate from 1992 to 1993 is primarily due to the adoption of SFAS No. 109 (see Note 7 of Notes to Consolidated Financial Statements for details on the impact of adopting SFAS No. 109).

   Liquidity and Capital Resources at December 31, 1994

   On December 31, 1994, the Company had $24.1 million of cash and cash equivalents on hand, which is a decrease of $29.8 million from the balance on hand at the beginning of the year. For the year ended December 31, 1994, operating activities used $14.5 million of cash. Net operating assets and liabilities increased by $90.3 million due primarily to higher accounts receivable and inventory balances, partially offset by a net increase in accounts payable and accrued expenses. The $97.8 million increase in accounts receivable is due primarily to an increase of $144.8 million in unbilled receivables on the Company's long-term contracts in process. Payment terms on most large contracts are back-end loaded, resulting in cash outflows during periods of rising activity. The $17.4 million increase in inventory is largely attributable to the higher production volume. The $26.1 million increase in accounts payable and accrued expenses reflects the elevated purchasing activity required to support the increased contract volume.

   Investing activities used $12.6 million, which included $16.7 million in capital expenditures. Net proceeds from the sale of fixed assets generated $1.4 million of cash, while the disposition of assets held for sale provided cash of $4.5 million. Financing activities used cash of $3.6 million consisting mainly of dividend payments of $4.1 million.

   The Company's available borrowing capacity at December 31, 1994, amounted to $153.2 million under a domestic credit agreement and $47.0 million under foreign lines of credit. The Company had no debt outstanding at December 31, 1994.

   Capital expenditures were $16.7 million, $18.8 million and $13.6 million in 1994, 1993 and 1992, respectively. The Company expects commitments for capital projects carried over from 1994, along with new projects proposed for 1995, to result in capital expenditures of approximately $20 million in 1995. The main focus of 1995 capital expenditures will be productivity enhancement.

   In addition, the Company expended $67.4 million, $57.4 million and $56.5 million in 1994, 1993 and 1992, respectively, on research, product development and customer-sponsored engineering programs. Spending for such activities is expected to remain steady at approximately $67 million in 1995 as a result of consistent sales volume and comparable product development activities.

   The Company believes its cash flows from operations and funds available under domestic and foreign credit agreements will be adequate to finance capital expenditures and working capital requirements for the foreseeable future. The Company continues to evaluate acquisition opportunities to further its strategic business objectives. The Company expects that any acquisition would be financed from current cash balances, funds generated from operations, available borrowings, or alternative financing sources.

   The Company is involved in environmental matters concerning facilities and sites owned or formerly owned by the Company, its subsidiaries or alleged predecessors. As described in Note 5 of Notes to Consolidated Financial Statements, those matters include an environmental remediation at the Company's West Allis, Wisconsin, property and a criminal complaint and civil lawsuits concerning its Menominee, Michigan, facility.

   In connection with these sites, the Company has incurred various expenditures to date on both investigative activities and remediation efforts. Estimated future clean-up and other costs associated with these environmental contingencies have been accrued in the Company's balance sheet in instances where losses have been determined to be probable and reasonably estimable. Management believes that future costs in excess of the amounts accrued on all presently known and quantifiable environmental contingencies will not be material to the Company's financial position or results of operation. As referenced in Note 5 of Notes to Consolidated Financial Statements, information currently available to the Company does not allow it to reasonably estimate the damages, penalties and/or remediation costs, if any, that may be incurred with respect to the Menominee, Michigan, facility. Recurring costs incurred by the Company and associated with managing hazardous substances and pollution at on-going operations generally are not significant.

   Market Prices and Dividends

   The Company's common stock is traded on The Nasdaq National Market System under the symbol GIDL. The following table sets forth information as to the high and low last sales prices per share of common stock as quoted on Nasdaq and the cash dividends declared per share for the periods indicated.
                           Sales Price
                          Low      High      Dividends
   1994:
   First quarter        $    25   $    28      $.03
   Second quarter        14 7/8    27 1/4       .03
   Third quarter         15 5/8    20 3/8       .03
   Fourth quarter        13 7/8    17 5/8       .03

   1993:
   First quarter        $23 3/4   $29 3/8      $.03
   Second quarter            20    28 3/4       .03
   Third quarter         19 1/2    24 1/2       .03
   Fourth quarter        21 1/8    27 3/4       .03


   As of February 17, 1995, there were approximately 2,514 record holders of the Company's common stock.

   The Board of Directors of the Company intends to consider the payment of cash dividends on the common stock on a quarterly basis, but the declaration of future dividends will necessarily be dependent upon business conditions, the earnings and financial position of the Company and such other matters as the Board of Directors deems relevant. For information on restrictions on the payment of cash dividends on the common stock, see Note 4 of Notes to Consolidated Financial Statements.

   [Pages 20-35 of the Annual Report]

                        Consolidated Statements of Income

                                             Years Ended December 31,
                                           1994         1993         1992

                                        (In thousands, except share and per
                                                    share data)

   Net sales                             $619,471     $517,462     $622,934
   Costs and expenses:
     Cost of sales (Note 2)               491,397      366,444      466,791

     Selling, general and
       administrative expenses (Note
       2)                                  58,977       61,474       90,078
     Depreciation and amortization         15,399       14,768       14,239
     Income from Russian contract
       (Note 2)                           (22,128)           -            -
                                          -------      -------      -------
   Total operating expenses               543,645      442,686      571,108
                                          -------      -------      -------
   Operating income                        75,826       74,776      51, 826

   Interest expense (income), net          (1,025)       2,898        8,158
   Other expense (income)                    (755)       1,851       (2,356)
                                          -------      -------      -------
   Income before provision for income
     taxes                                 77,606       70,027       46,024
   Provision for income taxes (Note
     7)                                    29,726       26,321       10,492
                                          -------      -------     --------
   Net income                              47,880       43,706      35,532
   Senior preferred stock dividends             -            -        2,636
                                          -------      -------     --------
   Net income available to common
     shareholders                         $47,880      $43,706      $32,896
                                          =======      =======      =======
   Per common share amounts:

     Net income available to common
       shareholders                         $1.40        $1.31      $  1.16
                                           ======      =======       ======
     Dividends declared:
       Common stock                        $  .12       $  .12     $    .11
                                           ======      =======      =======
       Senior preferred stock             $     -      $     -       $12.50
                                           ======      =======      =======
   Average number of common shares
     outstanding                       34,284,095   33,415,429   28,343,827
                                       ==========   ==========  ===========

   See accompanying notes.

                      Consolidated Statements of Cash Flows

                                               Years Ended December 31,

                                              1994       1993        1992
    Operating activities                            (In thousands)

    Net income                            $ 47,880     $43,706    $35,532
    Adjustments to reconcile net income
      to net cash provided (used) by
      operating activities:
      Depreciation and amortization         15,399      14,768     14,239
      Deferred income taxes                 20,996      14,608       (663)
      Long-term employee benefits and
        other long-term liabilities         (4,696)        462     (2,911)
      Changes in operating assets and
        liabilities:
        Accounts receivable                (91,621)     74,148    (80,764)
        Inventories                        (16,719)     (3,340)     4,166
        Other current assets                (6,928)      1,707     (3,215)
        Accounts payable and accrued
          liabilities                       20,267     (67,275)    (3,527)
      Foreign currency transaction
        (gains) losses                         669       2,270     (1,817)
      Other                                    291       3,077     (3,425)
                                           -------     -------    -------
    Net cash provided (used) by operating
      activities                           (14,462)     84,131    (42,385)

    Investing activities
    Additions to property, plant and
      equipment                            (16,747)    (18,849)   (13,580)
    Proceeds from sale of assets             5,875      10,015      6,144
    Return of pledged funds (Note 2)             -           -      8,675
    Other                                   (1,759)        229         25
                                           -------     -------     ------
    Net cash provided (used) by investing
      activities                           (12,631)     (8,605)     1,264

    Financing activities
    Proceeds from draws on lines of
    credit                                  49,000       9,462     58,733
    Repayments under lines of credit and
      notes payable                        (49,000)    (27,813)   (52,574)
    Repayments of long-term borrowings           -     (11,000)   (47,916)
    Proceeds from additional stock
      issuance                                 487       3,354     84,285
    Payments on debenture redemptions and
      expenses on conversions                    -        (224)         -

    Cash dividends                          (4,115)     (4,072)    (5,764)
                                           -------    --------    -------
    Net cash provided (used) by financing
      activities                            (3,628)    (30,293)    36,764

    Effect of exchange rate changes on
      cash                                     916         143        792
                                          --------     -------    -------
    Net increase (decrease) in cash and
      cash equivalents                     (29,805)     45,376     (3,565)
    Cash and cash equivalents at
      beginning of year                     53,877       8,501     12,066
                                          --------     -------    -------
    Cash and cash equivalents at end of
      year                                $ 24,072     $53,877     $8,501
                                          ========    ========    =======
    Supplemental disclosure of cash flow
      information -
      Cash paid during the year for:
      Interest                           $     848    $  1,709     $8,990
                                           =======    ========    =======
      Income taxes, net of refunds                                 $2,491
        received                           $12,073     $10,016
                                           =======     =======     ======

   See accompanying notes.

                           Consolidated Balance Sheets
                                                     December 31,
                                                  1994          1993
                                                 (In thousands, except
                                                      share data)
    Current assets:
      Cash and cash equivalents                $  24,072      $ 53,877
      Accounts receivable, net of allowance
        for doubtful accounts (Notes 1 and
        3)                                       343,881       246,130
      Inventories (Notes 1 and 3)                 74,823        57,393
      Deferred income taxes (Note 7)               9,455        23,770
      Other current assets                        10,923         6,304
                                                 -------       -------
    Total current assets                         463,154       387,474
    Fixed assets, net (Notes 1 and 3)            107,164       101,269

    Costs in excess of net acquired assets
      (Notes 1 and 7)                             84,997        91,386
    Deferred income taxes (Note 7)               18, 968        20,990
    Other assets                                  12,943        12,897
                                                 -------      --------
    Total assets                                $687,226      $614,016
                                                ========      ========
    Liabilities and shareholders' equity
    Current liabilities:
      Accounts payable                         $  76,562     $  31,059
      Accrued expenses and other liabilities
        (Note 3)                                  78,912        98,337
                                                 -------       -------
    Total current liabilities                    155,474       129,396
      Long-term employee benefits and other
        long-term liabilities (Notes 3 and
        6)                                        46,454        48,610
                                                --------       -------
    Total liabilities                            201,928       178,006
    Commitments and contingencies (Note 5)
    Shareholders' equity (Notes 4 and 8):
      Senior preferred stock                           -             -
      Class A preferred stock                          -             -
      Common stock, 34,294,404 and
        34,254,068 shares issued and
        outstanding at December 31, 1994 and
        1993, respectively                         3,429         3,425
      Capital in excess of par                   325,063       323,679
      Retained earnings                         158,4 57       114,692
      Cumulative translation adjustment              174        (3,444)
      Unamortized compensation expense            (1,825)       (2,342)
                                                 -------       -------
    Total shareholders' equity                   485,298       436,010
                                                 -------       -------
    Total liabilities and shareholders'                       $614,016
      equity                                    $687,226
                                                ========       =======


   See accompanying notes.


            Consolidated Statements of Changes in Shareholdes' Equity

                  Years ended December 31, 1994, 1993 and 1992
                                       Preferred Stock          Common Stock
                                    --------------------    --------------------   Capital in
                                                                                   Excess of    Retained
                                      Shares      Amount      Shares      Amount      Par       Earnings

                                        (In thousands, except share amounts)

   Balance, December 31, 1991        230,000    $ 57,500   26,297,338    $2,630    $164,993    $45,290

     Net issuance of shares under
       restricted stock awards and
       stock option plans                  -           -      292,800        30       2,750          -
     Tax benefit related to
       exercise of stock options           -           -            -         -       1,541          -
     Issuance of shares of common
       stock in connection with
       public stock offering               -           -    3,750,000       375      82,045          -
     Conversion of senior
       preferred stock to common
       stock                             (10)         (2)         154         -           2          -
     Exchange of senior preferred
       stock for convertible
       debentures                   (229,990)    (57,498)           -         -           -          -
     Conversion of convertible
       debentures to common stock          -           -       17,489         2         280          -
     Net income                            -           -            -         -           -     35,532
     Amortization of compensation
       expense                             -           -            -         -           -          -
     Cash dividends                        -           -            -         -           -     (5,764)
     Translation adjustment                -           -            -         -           -          -
     Other                                 -           -        7,416         -         (10)         -
                                    --------    --------      -------   -------    --------   --------
   Balance, December 31, 1992              -           -   30,365,197     3,037     251,601     75,058

     Net issuance of shares under
       restricted stock awards and
       stock option plans                  -           -      352,780        35       4,427          -
     Tax benefit related to
       exercise of stock options           -           -            -         -       1,775          -
     Conversion of convertible
       debentures to common stock,
       net of expense (Note 4)             -           -    3,538,133       354      58,258          -
     Effect of income tax
       accounting change (Note 7)          -           -            -         -       7,626          -
     Net income                            -           -            -         -           -     43,706
     Amortization of compensation
       expense                             -           -            -         -           -          -
     Cash dividends                        -           -            -         -           -     (4,072)
     Translation adjustment                -           -            -         -           -          -
     Other                                 -           -       (2,042)       (1)         (8)         -
                                    --------    --------   ----------   -------    --------     ------
   Balance, December 31, 1993              -           -   34,254,068     3,425     323,679    114,692

     Net issuance of shares under
       restricted stock awards and
       stock option plans                  -           -       40,370         4         530          -
     Tax benefit related to
       exercise of stock options
       and vesting of restricted
       stock                               -           -            -         -         854          -
     Net income                            -           -            -         -           -     47,880
     Amortization of compensation
       expense                             -           -            -         -           -          -
     Cash dividends                        -           -            -         -           -     (4,115)
     Translation adjustment                -           -            -         -           -          -
     Other                                 -           -          (34)        -           -          -
                                   ---------  ----------   ---------- ---------    --------    -------
   Balance, December 31, 1994              -    $      -   34,294,404    $3,429    $325,063   $158,457
                                   =========  ==========   ========== =========    ========   ========



                                   Cumulative   Unamortized   Total
                                   Translation  Compensation  Shareholders'
                                   Adjustment   Expense       Equity


    Balance, December 31, 1991        $3,450      $(1,668)       $272,195
      Net issuance of shares under
        restricted stock awards
        and stock option plans             -         (997)          1,783
      Tax benefit related to
        exercise of stock options          -            -           1,541
      Issuance of shares of common
        stock in connection with
        public stock offering              -            -          82,420
      Conversion of senior
        preferred stock to common
        stock                              -            -               -
      Exchange of senior preferred
        stock for convertible
        debentures                         -            -         (57,498)
      Conversion of convertible
        debentures to common stock         -            -             282
      Net income                           -            -          35,532
      Amortization of compensation
        expense                            -          700             700
      Cash dividends                       -            -          (5,764)
      Translation adjustment          (5,257)           -          (5,257)
      Other                                -            -             (10)
                                     -------     --------        --------
    Balance, December 31, 1992        (1,807)      (1,965)        325,924

      Net issuance of shares under
        restricted stock awards
        and stock option plans             -       (1,701)          2,761
      Tax benefit related to
        exercise of stock options          -            -           1,775
      Conversion of convertible
        debentures to common
        stock, net of expense
        (Note 4)                           -            -          58,612
      Effect of income tax
        accounting change (Note 7)         -            -           7,626
      Net income                           -            -          43,706
      Amortization of compensation
        expense                            -        1,324           1,324
      Cash dividends                       -            -          (4,072)
      Translation adjustment          (1,637)           -          (1,637)
      Other                                -            -              (9)
                                     -------    ---------       ---------
    Balance, December 31, 1993        (3,444)      (2,342)        436,010

      Net issuance of shares under
        restricted stock awards
        and stock option plans             -         (852)           (318)
      Tax benefit related to
        exercise of stock options
        and vesting of restricted
        stock                              -            -             854
      Net income                           -            -          47,880
      Amortization of compensation
        expense                            -        1,369           1,369
      Cash dividends                       -            -          (4,115)
      Translation adjustment           3,618            -           3,618
      Other                                -            -               -
                                     -------       ------         -------
    Balance, December 31, 1994       $   174      $(1,825)       $485,298
                                     =======    =========       =========

   See accompanying notes.

                   Notes to Consolidated Financial Statements


   1. Summary of Significant Accounting Policies

   Principles of Consolidation

   The consolidated financial statements include the accounts of Giddings & Lewis, Inc. and all of its wholly owned subsidiaries (collectively, the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

   Cash and Cash Equivalents

   The Company considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents.

   Revenue Recognition and Receivables

   Revenue is reported on the percentage-of-completion (POC) method of accounting for all long-term contracts and the completed contract method for other products. Progress on POC contracts is measured by costs incurred to date compared with an estimate of total costs at the project's completion. Provision is made for the entire amount of expected losses, if any, in the period in which such losses are first determinable. Revenue on completed contract sales is recognized upon shipment to the customer.

   Customers are billed according to the terms of the contract. Unbilled receivables include amounts recognized as revenue under the POC basis but not billed to the customer. Retainers are billed upon shipment and are due upon customer acceptance. Substantially all receivables, including retainers, are collectible within one year.

   Included in accounts receivable are unbilled receivables of $249,357,000 and $104,564,000 at December 31, 1994 and 1993, respectively. At December 31, 1994 and 1993, there were $23,019,000 and $35,266,000, respectively, of retainers included in accounts receivable.

   The Company is subject to certain credit risks, including a concentration of accounts receivable balances with its worldwide automotive and related customers, which totaled approximately $271,000,000 and $142,800,000 at December 31, 1994 and 1993, respectively.

   Inventories

   Inventories are stated at the lower of cost or net realizable value. Cost is determined by the first-in, first-out (FIFO), last-in, first-out (LIFO) or average methods. Approximately $10,156,000 and $8,478,000 of the inventories at December 31, 1994 and 1993, respectively, are valued on the LIFO basis. If the FIFO inventory method, which approximates replacement cost, had been used for these inventories, they would have been $388,000 and $387,000 greater at December 31, 1994 and 1993, respectively.

   Fixed Assets

   Property, plant and equipment are carried at cost. Depreciation of plant and equipment is determined on the straight-line basis over the estimated useful lives of the assets which range from 3 to 20 years.

   Costs in Excess of Net Acquired Assets

   Costs in excess of net acquired assets represent the excess of the 1991 purchase price for Cross & Trecker Corporation (Cross & Trecker) over the fair value of assets acquired less liabilities assumed. The Company is amortizing costs in excess of net acquired assets over 40 years using the straight-line method. Accumulated amortization was $8,869,000 and $6,456,000 at December 31, 1994 and 1993, respectively. Costs in excess of net acquired assets are also reduced for benefits from tax loss carryforwards of acquired companies as they are recognized (see Note 7).

   Research and Development

   Research and development expense pertaining to new products or significant improvement to existing products was $3,857,000, $4,064,000 and $3,841,000 for the years ended December 31, 1994, 1993 and 1992, respectively. The total expenditure for research, product development and customer sponsored engineering was $67,398,000, $57,413,000 and $56,525,000, respectively, for the periods noted above.

   Foreign Currency Translation and Transactions

   Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars using current exchange rates, and statement of income items are translated using weighted average exchange rates for the year. For the years ended December 31, 1994, 1993 and 1992, gains and (losses) on foreign currency transactions amounted to $(669,000), $(2,270,000) and $1,817,000, respectively, and are included in other expense/income in the accompanying consolidated statements of income.

   Net Income Per Common Share

   Net income per common share in 1994, 1993 and 1992, was computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the respective periods. Neither stock options, nor other dilutive securities (in 1992 and 1993 when such securities were outstanding), were materially dilutive, alone or in combination.

   Business

   The Company's operations are conducted in one business segment: the design, production and integration of smart manufacturing systems, flexible transfer lines, automated assembly systems, high-precision automated machine tools, coordinate measuring machines, industrial control systems and other related products and services. Approximately 15.9% and 14.2% of the Company's 1994 sales were to two different customers, respectively. Approximately 29.7% and 20.2% of the Company's sales in the years ended December 31, 1993 and 1992, respectively, were derived from a single customer in each year.

   2. Nonrecurring Items

   Effective October 31, 1991, Cross & Trecker, a manufacturer of machine tools and related factory automation equipment, was acquired by the Company. The acquisition was accounted for under the purchase method of accounting.

   1993

   In connection with the allocation of the purchase price for the Cross & Trecker acquisition, certain liabilities were established relating to probable facility closings both in the U.S. and abroad. As a result of changing economic conditions, changes in senior management, and other factors, in 1993 the Company decided not to shut down two of the plants scheduled for closing. Accordingly, the related accruals were no longer deemed necessary. In addition, during 1993 there were favorable developments pertaining to certain Russian contracts, including the receipt of certain downpayments, (see discussion under 1994 nonrecurring item) that had been fully reserved. The net effect of these and other changes in estimates with respect to certain liabilities established in connection with the Cross & Trecker acquisition was a 1993 fourth quarter increase to pre-tax income of approximately $23 million as shown below.

   The Company also recognized a pre-tax restructuring charge in the fourth quarter of 1993 of approximately $8.3 million related to the closing of two facilities. The restructuring charge consists primarily of inventory and fixed asset write-downs to net realizable value, termination benefits and estimated future facility carrying costs through the expected dates of disposal.

   The impact of these items on 1993's results of operations is summarized below:

                                    Purchase
                                      Price
                                   Accounting     Restructuring      Net
                                    Reserves        Charges        Benefit
                                                (In thousands)

    Cost of sales                  $11,593           $(5,625)   $  5,968
    Selling, general and
      administrative expenses       11,410            (2,643)      8,767
                                 ---------         ---------   ---------
    Total                          $23,003           $(8,268)    $14,735
                                 =========         =========   =========


   1994

   In connection with the Cross & Trecker acquisition, each holder of Cross & Trecker common stock received, among other consideration, one nontransferable contingent payment right per share to receive payments of up to $.70 in cash. At the effective time of the acquisition, the Company deposited $8.7 million with a trustee relating to the contingent payment rights. Payments were required to be made from such fund to holders of the contingent payment rights in the event that payments were received or certain credit guarantees were issued within specified time periods relating to two Russian contracts entered into by Cross & Trecker prior to the acquisition. The Russian contracts totaled approximately $48.2 million.

   As a result of failing to receive either payment on or active guarantees relating to these contracts within the time periods specified, the entire $8.7 million pledged with respect to such contracts, plus earned interest, was returned to the Company during 1992, and included in the purchase price allocation.

   In light of the political and economic instability in the former Soviet Union, the Company was unable to predict when or if effective guarantees (see below) would be obtained or additional payments would be received. Accordingly, at the time of the Cross & Trecker acquisition, the Company wrote off the uncollected receivables and reserved for the costs committed to be incurred with respect to these contracts.

   During the fourth quarter of 1994, the necessary conditions were met such that a credit guarantee was activated in connection with one of the Russian contracts referred to above. As a result, the Company received a net payment of $32.3 million, which represented the remaining balance owed under the contract and covered by the guarantee. The receipt resulted in a $22.1 million increase to pre-tax income recorded in the fourth quarter of 1994. The income recorded was net of various costs expected to be incurred in connection with shipment and installation.

   For the other Russian contract, no payments have been received and no credit guarantee has been issued.

   3. Additional Balance Sheet and Cash Flow Information

                                         1994         1993
                                           (In thousands)
    Receivables -
      Allowance for doubtful
      accounts                        $    922      $   973
                                       =======     ========
    Inventories:
      Raw materials                 $   37,166     $ 29,613
      Work-in-process                   27,568       16,594
      Finished goods                    10,089       11,186
                                     ---------     --------
                                    $   74,823     $ 57,393
                                     =========      =======
    Fixed assets:
      Land                         $     7,826    $   7,125
      Buildings                         66,462       64,313
      Machinery and equipment          137,681      124,837
                                      --------    ---------
                                       211,969      196,275
      Less accumulated depreciation   (104,805)     (95,006)
                                     ---------     --------
                                     $ 107,164     $101,269
                                     =========     ========
    Accrued expenses and other
      liabilities:
      Payroll and related expenses     $13,640      $18,191
      Installation and warranty
        accruals                        19,165       17,196
      Restructuring costs                2,936       11,697
      Self-insurance reserves            6,067        7,820
      Other current liabilities         37,104       43,433
                                      --------     --------
                                       $78,912      $98,337
    Long-term employee benefits and
      other long-term liabilities:
      Postretirement health care
        obligations                    $13,764     $14 ,778
      Pension and retirement plan
        obligations                     18,917       16,398
      Environmental liabilities         13,773       17,434
                                       -------      -------
                                       $46,454      $48,610
                                       =======      =======


   A significant non-cash transaction during 1994 was as follows:

   - Decrease in costs in excess of net acquired assets of $4 million, due to the recognition of certain acquired foreign net operating loss carryforwards.

   Significant non-cash transactions during 1993 were as follows:

   - Conversion of 10% Convertible Subordinated Debentures due 2015 (Debentures), $58.6 million of principal and accrued interest (net of tax), to common stock (see Note 4).

   - Effect of adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109) (see Note 7).

   - Net decrease in costs in excess of net acquired assets of $16.6 million due to the utilization or initial benefit recognition of acquired tax loss carryforwards (see Note 7).

   Significant non-cash transactions during 1992 were as follows:

   - Exchange of 230,000 shares of Convertible Exchangeable Series A Senior Preferred Stock (Series A Senior Preferred Stock) for Debentures
       (see Note 8).

   - Net increase in costs in excess of net acquired assets of $16.2 million due to adjustments to the preliminary allocation of the purchase price of Cross & Trecker and utilization of U.S. Federal tax loss carryforwards (see Note 7).

   4. Financing Arrangements

   The Company has a multicurrency credit agreement (Credit Agreement) with a syndicate of financial institutions for an unsecured $175 million revolving credit facility. The Credit Agreement matures in December 1997. At December 31, 1994, there were no borrowings under the Credit Agreement; however, outstanding letters of credit totaled $21.8 million and reduce the amount available under the Credit Agreement. The Credit Agreement carries an interest rate equal to a Base Rate, as defined, or LIBOR plus .225%. The Company is required to pay certain fees and expenses from time to time, including agent fees and commitment fees of .125% of the unused portion available under the Credit Agreement.

   The Credit Agreement contains various covenants and restrictions, including customary financial covenants, additional debt limitations and restrictions on payment of dividends.

   The dividend restrictions prohibit the Company from paying cash dividends on its common stock in excess of 40% of the Company's consolidated net earnings after tax in any fiscal quarter, less amounts paid to redeem capital stock in such quarter. This limitation is subject to certain carryforward provisions.

   At December 31, 1994, the Company had foreign lines of credit that approximated $85 million, with no borrowings outstanding. Borrowings under the foreign lines of credit bear interest at an average rate of 8.7%. Outstanding foreign letters of credit at December 31, 1994, approximated $38 million, and reduces the amounts available under the foreign lines of credit.

   On June 15, 1992, in accordance with the terms of the Series A Senior Preferred Stock, the Company exercised its option to exchange such stock for its Debentures. All outstanding shares of Series A Senior Preferred Stock were exchanged for Debentures at a rate of $250 principal amount of Debentures for each share of Series A Senior Preferred Stock. On February 12, 1993, the Company called the Debentures for redemption on March 15, 1993. In connection therewith, substantially all holders of the Debentures elected conversion into common stock instead of redemption. The $58.6 million of principal and accrued interest (net of tax) relating to Debentures converted into shares of common stock during the first quarter of 1993 is reflected as an increase in shareholders' equity.

   Interest expense for the years ended December 31, 1994, 1993 and 1992, was $1,970,000, $4,147,000 and $9,185,000, respectively.

   5. Commitments and Contingencies

   The Company has operating leases and service contracts covering primarily office space and data processing equipment. Future minimum lease payments under these commitments at December 31, 1994, were as follows (in thousands):

   1995                      $2,767
   1996                       2,185
   1997                       1,349
   1998                         324
   1999                         107
   Thereafter                   204
                             ------
                             $6,936
                             ======

   Total expense for all operating leases for the years ended December 31, 1994, 1993 and 1992, was $3,263,000, $3,983,000 and $4,607,000,
   respectively.

   The Company is involved in various environmental matters, including matters in which the Company and certain of its subsidiaries or alleged predecessors have been named as potentially responsible parties under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA). These matters include a soil and water contamination matter at its former West Allis, Wisconsin, facility. In 1992, the Company was notified by the Wisconsin Department of Natural Resources (WDNR) of contamination at the West Allis site. In 1994, the Company sold most of the site, including the manufacturing facility. The Company is currently implementing a WDNR approved clean-up plan on the portion of the site that was not sold.

   The Company has established accruals ($13.8 million and $17.4 million at December 31, 1994 and 1993, respectively) for all environmental contingencies of which management is currently aware in accordance with generally accepted accounting principles. In establishing these accruals, management considered: (a) reports of environmental consultants retained by the Company; (b) the costs incurred to date by the Company at sites where clean-up is presently ongoing and the estimated costs to complete the necessary remediation work remaining at such sites; (c) the financial solvency, where appropriate, of other parties that have been responsible for effecting remediation at specified sites; and (d) the experience of other parties who have been involved in the remediation of comparable sites. The accruals recorded by the Company with respect to environmental matters have not been reduced by potential insurance or other recoveries and are not discounted. Although the Company has and will continue to pursue such claims against insurance carriers and other responsible parties, future potential recoveries remain uncertain and, therefore, were not recorded as a reduction to the estimated gross environmental liabilities. Based on the foregoing and given current information, management believes that future costs in excess of the amounts accrued on all presently known and quantifiable environmental contingencies will not be material to the Company's financial position or results of operations.

   In another matter, a Michigan Department of Natural Resources' investigation into alleged environmental violations at the Company's Menominee, Michigan, facility has resulted in the issuance of a criminal complaint against the Company and two of its employees. The complaint generally is focused on alleged releases of hazardous substances and the alleged illegal treatment and disposal of hazardous wastes. Two civil lawsuits are also pending which allege improper disposal and emissions at this facility. The Company is vigorously defending itself against all charges and allegations. Information presently available to the Company does not enable it to reasonably estimate potential civil or criminal penalties, or remediation costs, if any, related to this matter.

   The Company is also involved in other litigation and proceedings, including product liability claims. In the case of product liability, the Company is partially self-insured and has accrued for all claim exposure for which a loss is probable and reasonably estimable. Based on current information, management believes that future costs in excess of the amounts accrued for all existing litigation will not be material to the Company's financial position or results of operations.

   6. Employee Benefit Plans

   Domestic Defined Benefit Plans

   The Company has defined benefit plans that cover substantially all U.S. employees. Benefits for salaried employees generally are based on earnings and years of service while hourly employee benefits generally are a fixed amount for each year of service. The Company annually contributes to the defined benefit plans amounts which are actuarially determined to provide the plans with sufficient assets to meet future benefit payment requirements. Plan assets are invested primarily in listed stocks, money market instruments, fixed income securities and U.S. corporate bonds.

   Net periodic pension expense for the Company's domestic defined benefit retirement plans includes the following components:

                                     1994       1993       1992

                                          (In thousands)

    Service cost                  $3,436      $2,907    $4,211
    Interest cost                 7,0 47       6,900     6,625
    Actual (return)/ loss on
      assets                         744      (8,115)   (4,295)
    Net amortization and
      deferral                    (7,097)      2,030    (1,204)
                                 -------     -------    ------
    Net periodic pension expense  $4,130      $3,722    $5,337
                                 =======     =======   =======


   The following table presents a reconciliation of the funded status of the Company's domestic defined benefit plans at December 31:

                                      1994           1993
                                         (In thousans)
    Actuarial present value of
      benefit obligations:
    Vested benefits                 $ 76,463      $ 72,638
    Nonvested benefits                 5,843         9,147
                                     -------       -------
    Accumulated benefit
      obligation                      82,306        81,785
    Effect of assumed increases
      in compensation levels          15,541        12,179
                                     -------        ------
    Projected benefit obligation      97,847        93,964
    Plan assets at fair value         78,090        82,658
                                    --------      --------
    Projected benefit obligation
      in excess of plan assets       (19,757)      (11,306)
    Unrecognized net loss (gain)       1,318       (3,646 )
    Unrecognized prior service
      cost                             1,099         1,234
                                    --------      --------
    Accrued pension cost            $(17,340)     $(13,718)
                                    ========      ========

   The assumptions used in determining pension expense (for the following year) and funded status information shown above were as follows:

                                           1994  1993   1992

    Discount rate                       8.25%   7.5%   8.5%
    Rate of salary progression           5.0%   5.0%   6.0%
    Long-term rate of return on assets   8.0%   8.0%   8.0%



   The change in the discount rate assumption at December 31, 1994, decreased the projected benefit obligation by $10,377,000. The change in the discount rate and the rate of salary progression assumptions at December 31, 1993, increased the projected benefit obligation by $9,064,000.

   Foreign Defined Benefit Plans

   Benefits of the defined benefit plans for the Company's foreign employees are based on years of service and the employees' compensation during employment. Substantially all of the plan assets are held in commingled trust accounts. The Company's foreign funding policy is to contribute annually the minimum amount required to comply with local statutory requirements.

   Net periodic pension income for the Company's foreign defined benefit plans includes the following components:

                                          1994        1993       1992
                                                 (In thousands)

    Service cost                      $    729     $ 1,036    $ 1,066
    Interest cost                        1,595       1,720      1,830
    Actual (return)/loss on assets      1,65 0      (6,710)    (4,577)
    Net amortization and deferral       (5,333)      3,453     1,407
                                       -------     -------   --------
    Net periodic pension income        $(1,359)    $  (501)   $  (274)
                                       =======    ========   ========

   During 1994, settlements relating to the Company's foreign plans resulted in gains of approximately $500,000.

   The following table presents a reconciliation of the funded status of the Company's foreign defined benefit plans at December 31:

                                              1994         1993
                                               (In thousands)
    Actuarial present value of benefit
      obligations:
      Vested benefits                       $19,514     $18,923

      Nonvested benefits                          -           -
                                            -------   ---------
      Accumulated benefit obligation         19,514      18,923
      Effect of assumed increases in
        compensation levels                   2,817       2,042
                                            -------    --------
      Projected benefit obligation           22,331      20,965
    Plan assets at fair value                30,782      32,098
                                            -------    --------
    Projected benefit obligation less
      than plan assets                        8,451      11,133
    Unrecognized net (gain)/loss                440      (3,545)
    Unrecognized net transition asset        (5,805)     (6,458)
    Unrecognized prior service cost           1,169       1,184
                                            =======     =======
    Prepaid pension cost                     $4,255    $  2,314
                                            =======     =======

   The assumptions used in determining foreign pension expense (for the following year) and funded status information shown above were as follows:

                                          1994    1993      1992

    Discount rate                        9.0%    8.0%      9.0%
    Rate of salary progression           5.0%    5.0%     8. 0%
    Long-term rate of return on assets   9.0%    9.0%     10.0%


   The change in the above assumptions at December 31, 1994, decreased the projected benefit obligation by approximately $3,287,000. The change in the above assumptions at December 31, 1993, decreased the projected benefit obligation by approximately $502,000.

   Defined Contribution Plans

   The Company also has certain defined contribution plans that cover substantially all full-time employees. Contributions to the plans are based on a percentage of employee earnings. Costs of these plans charged to operations were $2,024,000, $1,745,000 and $2,118,000 in 1994, 1993 and
   1992, respectively.

   Other Postretirement Benefit Plans

   The Company provides health care benefits, and certain life insurance benefits, to certain retired employees. The types of benefits, retiree contributions, and eligibility for benefits varied among the various divi-sions and are unfunded. Benefits for plan participants age 65 and older are integrated with Medicare under all plans. The Company funds costs as incurred under the plans.

   In 1992, the Company executed amendments to the various retiree medical plans that: (a) require all employees retiring after June 1, 1992, and electing to continue coverage through the Company's group health plan to pay 100% of the retiree premium cost (in addition, such coverage is provided only until age 65); (b) increase the required contributions for existing retirees and freeze the Company's contribution level such that all future health care cost increases will be borne by retirees; and (c) eliminate retiree life insurance coverage for those employees retiring after June 1, 1992.

   The following sets forth the plans' status reconciled with the amounts recognized in the Company's balance sheet as of December 31:

                                           1994           1993
                                              (In thousands)
    Accumulated postretirement
      benefit obligation:
      Fully eligible actives           $        -    $        -
      Current retirees                    (11,985)      (15,583)
                                         --------      --------
                                          (11,985)      (15,583)
      Unrecognized net (gain)/loss         (1,779)          805
                                         --------       -------
    Accrued long-term employee
    benefit                              $(13,764)     $(14,778)
                                         ========      ========


   The periodic postretirement benefit cost included in the statement of income is as follows:
                             1994         1993         1992
                                      (In thousands)
   Service cost             $    -     $      3      $      7
   Interest                    934        1,220         1,291
   Amortization                (68)           -             -
                             -----      -------       -------
   Total                      $866       $1,223        $1,298
                             =====      =======       =======

   Because of the plan amendments described above, a one percent change in the healthcare trend rate assumption does not have any material impact on the Company's obligation. Similarly, the healthcare cost trend rate is not a factor in computing the benefit obligation. A discount rate of 8.25% and 7.5% was used to present value all future health care and life insurance liabilities at December 31, 1994 and 1993, respectively.

   7. Income Taxes

   Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." The adoption of SFAS No. 109 changed the Company's method of accounting for income taxes from the deferred method to the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. As permitted under SFAS No. 109, the new rules were adopted prospectively by the Company and, thus, prior years' financial statements were not restated.

   The adoption of SFAS No. 109 did not result in a cumulative effect adjustment to net income nor does it affect the actual amount of income tax that the Company pays. However, the approach resulted in a higher effective tax rate in 1993 (compared to 1992) because, under the previous rules, both (a) the excess tax bases deductions relating to the Company's 1989 reorganization and (b) the book/tax temporary differences relating to the Cross & Trecker acquisition were treated as permanent differences and resulted in a lower effective tax rate.

   The balance sheet impact of adopting SFAS No. 109 was the recognition of a deferred tax asset of approximately $7.6 million for the remaining excess tax bases relating to the Company's 1989 reorganization, with the credit being reflected as a direct increase to Capital in Excess of Par.

   At December 31, 1994, the Company has U.S. federal net operating loss carryforwards totaling approximately $27 million and various state net operating loss carryforwards. The federal carryforwards expire in 2003 through 2005, while the state carryforwards expire in 1995 through 2010. The Company also has foreign tax loss carryforwards totaling approximately $29 million at December 31, 1994, that can be carried forward indefinitely. The U.S. federal amount and all but $7.1 million of the foreign total represent acquired net operating loss carryforwards resulting from the 1991 Cross & Trecker acquisition. The tax benefit of these loss carryforwards has been, or will be in the case of certain foreign loss carryforwards, recorded as a reduction to goodwill (i.e., reduce "costs in excess of net acquired assets") when initially recognized.

   At the adoption of SFAS No. 109, a valuation allowance was recognized as an offset to the gross deferred tax assets relating to all of the acquired and non-acquired loss carryforwards based on management's judgment using the available information at that time. At December 31, 1993, the valuation allowance relating to the U.S. federal loss carryforward was eliminated because, given the operating results of the acquired operations and other factors, management concluded that a valuation allowance was no longer needed under SFAS No. 109's "more likely than not" provisions. The benefit relating to those remaining carryforwards (approximately $13 million), the benefit of the loss carryforward used in 1993 (approximately $3.6 million U.S.; $1.7 million foreign), and adjustments arising from differences between the prior year's provision and the loss carryforward actually used in the Company's 1992 income tax return were recognized as reductions to goodwill. These items constitute the $18 million decrease in the deferred tax asset valuation allowance from January 1, 1993 to December 31, 1993. The decrease in the valuation allowance during 1994 primarily reflects the recognition of approximately $4 million in certain acquired foreign net operating loss carryforwards as a reduction to goodwill.

   Gross deferred tax assets for all remaining net operating loss carryforwards, together with various deductible temporary differences related to certain of the Company's foreign subsidiaries, continue to be fully offset by a valuation allowance based on management's judgment with respect to the realizability of those items.

   Significant components of the Company's deferred tax assets and liabilities as of December 31, 1994 and 1993, are as follows:

                                                   1994         1993
                                                    (In thousands)
    Deferred tax liabilities:
      Tax over book depreciation                 $14,618    $11 ,916
      LIFO book/tax difference relating to
        acquisition                                2,225      2,2 51
      Percentage of completion accounting          2,654       2,326
      Other, net                                   5,598       5,521
                                                  ------      ------
    Total deferred tax liabilities                25,095      22,014

    Gross deferred tax assets:
      Environmental accruals                       5,226       6,926

      Pension, other postretirement, and other
        longer term employee benefit
        obligations                               10,526      12,563
      Reserves for Russian contracts                   -       7,388
      Other accrued expenses not currently
      deductible and other                        21,445      28,036
      Net operating loss carryforwards            24,418      22,948
                                                 -------     -------
    Total gross deferred tax assets               61,615      77,861

    Valuation allowance for deferred tax
      assets                                      (8,097)    (11,087)
                                                 -------     -------
    Deferred tax assets, net of valuation
      allowance                                   53,518      66,774
                                                 -------     -------
    Net deferred tax asset                       $28,423     $44,760
                                                 =======     =======

   The net current and noncurrent components of deferred taxes recognized in the December 31, 1994 and 1993, balance sheets are as follows:

                                      1994         1993
                                       (In thousands)
    Net current asset             $  9,455      $23,770
    Net noncurrent asset            18,968      20, 990
                                   -------      -------
                                   $28,423      $44,760
                                   =======      =======


   Details of income before provision for income taxes and extraordinary item are as follows:

                                 1994       1993      1992
                                      (In thousands)
    Domestic                  $77,525   $58,280    $36,690
    Foreign                        81    11,747      9,334
                              -------  --------    -------
                              $77,606  $70, 027    $46,024
                             ========  ========    =======

   Details of the provision for income taxes for the years ended December 31, 1994, 1993 and 1992, are as follows:

                                                       Deferred
                                Liability Method        Method
                               1994        1993          1992
                                        (In thousands)
    Current:
    Federal                $  4,650     $  3,129      $  2,554
    State                     1,627          830           475
    Foreign                   1,599          286           451
                            -------     --------       -------
                              7,876        4,245         3,480
    Deferred:
    Federal                  19,908        9,643       (3, 422)
    State                     2,655        1,815           (78)
    Foreign                  (1,567)       3,150         2,837
                            -------      -------        ------
                             20,996       14,608          (663)
    Effect of use of
      acquired loss
      carryforwards (1)           -        5,343         6,134
    Tax benefit related to
      exercise of options
      and other items
      charged to equity         854        2,125         1,541
                             ------      -------     ---------
                            $29,726      $26,321       $10,492
                            =======      =======      ========

   (1) Reduction in current provision (not previously recognized) and credited to goodwill.

   The differences between the provision for income taxes and income taxes computed using the U.S. federal income tax rate (35% 1994 and 1993, and 34% 1992) for the years ended December 31, 1994, 1993 and 1992, are as follows:

                                          1994       1993         1992
                                                 (In thousands)
    Provision at statutory rates       $27,162    $24,509      $15,648
    State taxes, net of federal
      benefit                            2,783      1,719          401
    Amortization of excess tax basis         -          -         (914)
    Tax effect of acquisition
      accounting                             -          -       (8,489)
    Amortization of costs in excess
      of net acquired assets               668        823          913

    Effect of different foreign tax
      rates                               (513)     1,029          114
    Effect on deferred taxes of
      change in U.S. federal tax rate        -     (1,366)           -
    Addition (reduction) to tax
      reserves                            (520)      (820)       2,344
    Other                                  146        427          475
                                      --------    -------       ------
    Actual provision for income
      taxes                            $29,726    $26,321      $10,492
                                      ========    =======      =======


   Significant components of the provision for deferred income taxes for the year ended December 31, 1992, are as follows (in thousands):

    Installation and warranty accruals        $(2,386)
    Percentage of completion                    2,165
    Vacation and pension                       (1,667)
    Excess of tax over book
      depreciation                              1,527
    Other (e.g., non-deductible
      reserves, inventory)                       (302)
                                              -------
                                             $   (663)
                                             ========


   Undistributed earnings of the Company's foreign subsidiaries, which are not significant at December 31, 1994, are considered to be permanently invested. Therefore, no deferred taxes (including withholding taxes payable) have been provided for the remittance of those earnings.


   8. Capital Stock

   The Company's capital structure consists of the following at December 31:

                                                1994         1993
                                              (In thousands, except
                                                 share amounts)
    Senior preferred stock, $1.00 par
      value, authorized 1,000,000 shares;
      none issued and outstanding           $       -   $       -
    Class A preferred stock, $.10 par
      value, authorized 3,000,000 shares;
      350,000 shares designated as Series
      A; none issued and outstanding                -           -
    Common stock, $.10 par value,
      authorized 70,000,000 shares;
      34,294,404 and 34,254,068 shares
      issued and outstanding at December
      31, 1994 and 1993, respectively           3,429       3,425

   On February 7, 1990, the Board of Directors of the Company declared a dividend of one-half preferred share purchase right (Right) for each share of common stock outstanding and provided that one-half Right would be issued with each share of common stock thereafter issued. Each Right entitles the registered holder to purchase from the Company, upon the occurrence of certain events, one one-hundredth of a share of Class A preferred stock, Series A at an initial exercise price of $45 per one one-hundredth of a share or, upon the occurrence of certain events, common stock or other property having a value of twice the exercise price.

   1989 Restricted Stock Plan

   Under the Company's 1989 restricted stock plan, the Company may grant to key employees the right to purchase up to an aggregate of 500,000 shares of common stock (the restricted shares) at $.10 per restricted share, with such shares not vesting for a period, as determined by the Compensation Committee of the Board of Directors, of up to ten years from the effective date of the award (the restricted period). During the restricted period, the restricted shares may not be sold, transferred or otherwise alienated by the recipient. The restricted shares currently outstanding have a restricted period from one to five years from the effective date of the award.

   1989 Stock Option Plan

   The Company's 1989 stock option plan authorizes the granting of incentive and nonqualified stock options to key employees for up to an aggregate of 1,500,000 shares of common stock. Stock options granted under the 1989 stock option plan will have an exercise price of not less than 90% of the fair market value of the common stock on the date of grant. Options granted will vest and become exercisable in accordance with the terms and conditions established by the Compensation Committee of the Board of Directors and set forth in the applicable option agreement, except that no options may be exercised later than ten years after the date of its grant.

   1991 Independent Director Stock-Based Incentive Plan

   During 1991, the Company adopted a stock based incentive plan for members of the Board of Directors who are not employees of the Company. Under the 1991 plan, on each date on which a non-employee director is elected or re-elected to serve on the Board of Directors (as the case may be), such non-employee director automatically receives options to purchase 1,000 shares of the Company's common stock. The plan authorizes the granting of nonqualified stock options to non-employee directors for up to an aggregate of 50,000 shares of common stock. Stock options granted under the 1991 plan have an exercise price equal to the closing price of a share of common stock at the date of grant and become exercisable (subject to immediate vesting in certain cases) upon expiration of the non-employee director's term as a director.

   1993 Stock and Incentive Plan

   In 1993, the Company adopted the 1993 stock and incentive plan. The 1993 plan authorizes the granting to key employees of (a) stock options (either incentive stock options or nonqualified options), (b) stock appreciation rights, (c) restricted stock, and (d) performance shares and performance units. In addition, under the 1993 plan, non-employee directors receive annual restricted stock grants based on an established formula. In total, the 1993 plan allows for the granting of awards relating to 2,000,000 shares of common stock.

   Options granted under the 1993 plan shall have exercise prices no less than 90% (100% in the case of incentive stock options) of the fair market value of a share of common stock at the date of grant. The term of the option is to be determined at the time of the grant but in no event can exceed ten years. Restricted stock issued under the 1993 plan may contain restrictions similar to those described above for the 1989 restricted stock plan, as well as other terms, including vesting based on the achievement of specified performance criteria. Subject to the terms of the 1993 plan, awards of stock appreciation rights and performance shares and performance units may have such terms as are specified by the Compensation Committee of the Board of Directors.

   A summary of restricted stock activity, including shares issued to non-employee directors under the 1993 plan is as follows:

                                             Number of Shares
                                      1994         1993         1992
    Restricted stock:

      Outstanding at beginning
        of year                     385,515    385, 200        352,000
      Granted                        58,840     113,142         56,000
      Canceled                      (29,298)   (112,827)       (22,800)
      Vested                       (206,742)          -              -
                                   --------     -------       --------
      Outstanding at end of year    208,315     385,515        385,200
                                   ========    ========       ========

   A summary of option activity under the above-described stock option and incentive plans is as follows:

                                               Number of Shares
                                       1994          1993          1992
    Options:
      Outstanding at beginning of
        year at $7.00 to $28.00      584,370      1,162,778   1,063,000
      Granted at $9.625 to $28.00    229,750         70,000     427,778
      Canceled                      (67,6 56)      (295,943)    (68,400)
      Exercised at $7.00 to
        $19.875                      (48,788)     (35 2,465)   (259,600)
                                    --------       --------   ---------
      Outstanding at end of year
        at $7.00 to $28.00           697,676        584,370   1,162,778
                                    ========        =======  ==========


   All options granted through December 31, 1994, are nonqualified stock options. There were 209,299, 17,143 and 2,000 options exercisable at December 31, 1994, 1993 and 1992, respectively.

   A total of approximately 2,950,000 shares of the Company's authorized but unissued common stock are reserved for potential future issuance under the Company's various stock option and incentive plans.

   9. Fair Values of Financial Instruments

   The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

   Cash and Cash Equivalents

   The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value.

   Foreign Currency Exchange Contracts

   The Company enters into forward foreign exchange contracts mainly to fix the price of certain loans to its foreign subsidiaries denominated in European currencies. The primary purpose of the Company's foreign currency activities is to protect the Company from the risk that the eventual dollar cash flows resulting from the repayment of such loans will be adversely affected by changes in exchange rates. At December 31, 1994, the Company had forward exchange contracts that require it to convert these foreign currencies, at various rates and dates through December 1995, into approximately $50.0 million, DM 3.0 million, and [L]1.4 million. At December 31, 1993, the Company's forward exchange contracts required it to convert foreign currencies at various rates through November 1994 into approximately $38.7 million and [L]7.0 million.

   The Company is exposed to credit loss in the event of nonperformance by counterparties on the foreign exchange contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally any unrealized gains in such contracts.

   The fair values of the Company's forward foreign currency exchange contracts are estimated based on quoted market prices of comparable contracts.

   The carrying amounts and fair values (i.e., unrealized gains/(losses) in the case of forward exchange contracts) of the Company's financial instruments at December 31 are as follows:

                                       1994                    1993
                              Carrying    Estimated     Carrying   Estimated
                               Amount    Fair Value      Amount    Fair Value
                                              (In thousands)
    Cash and
     cash equivalents        $24,072       $24,072      $53,877    $53,877
    Foreign currency
     exchange contracts            -          (759)           -        (53)

   10. Foreign Operations

   Information relating to the Company's foreign operations, consisting principally of operations in the United Kingdom and continental Europe, at December 31, 1994, 1993 and 1992, and for each of the three years then ended is as follows:

                                          Sales
                         --------------------------------------   Operating
              Assets    Gross      Intergeographic(1)   Net       Income
                                      (In thousands)

    1994    $185,382   $148,625         $20,493       $128,132    $  1,832
             =======   ========        ========       ========    ========
    1993    $145,040   $104,471        $  6,282      $  98,189     $11,837
           =========   ========        ========       ========    ========
    1992    $137,221   $127,005          $6,855       $120,150     $10,172
           =========   ========        ========       ========    ========

   (1) Represents sales from the Company's foreign subsidiaries to the Company in the United States, which are at prices approximating those charged to unaffiliated customers.

   In 1994, 1993 and 1992, the foreign subsidiaries had sales to nonaffiliated U.S. customers of $1,640,000, $107,000 and $1,052,000, respectively.

   Export sales to nonaffiliated customers were $23,647,000, $17,519,000 and $23,905,000 in 1994, 1993 and 1992, respectively.

                               Supplementary Data

                     (Quarterly Financial Data - Unaudited)
    1994                                      Quarter Ended
                             April 3    July 3     October 2  December 31(1)
                                 (In thousands, except per share amounts)

    Net sales               $123,030   $144,805   $166,100        $185,536
    Gross profit (before
     depreciation and
     amortization)           $28,191    $30,937    $34,624         $34,322

    Net income                $6,870     $7,230     $9,809         $23,971

    Net income per common
     share                      $.20       $.21       $.29            $.70

     (1) Includes $22.1 million of pre-tax income related to receipt on Russian contract (see Note 2).

    1993                                     Quarter Ended
                           April 4     July 4     October 3   December 31(2)
                                (In thousands, except per share amounts)

    Net sales              $140,251    $135,831   $122,003    $119,377

    Gross profit (before
     depreciation and
     amortization)         $41,553     $41,866    $34,791     $32,808

    Net income             $10,234     $11,482    $11,088     $10,902

    Net income per common
     share:
    Primary                  $.33        $.34       $.33        $.32
    Fully diluted            $.32        $.34       $.33        $.32

     (2) Includes $14.7 million of net pre-tax income related to changes in certain reserve estimates, net of a restructuring charge (see
             Note 2).

                                Auditors' Report


   The Board of Directors and Shareholders
   Giddings & Lewis, Inc.

   We have audited the accompanying consolidated balance sheets of Giddings & Lewis, Inc. as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Giddings & Lewis, Inc. at December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

   As discussed in Note 7 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes.

   ERNST & YOUNG

   Milwaukee, Wisconsin
   January 27, 1995