Form 10-K405, Exhibit 13
period 1995-12-31
GIDDINGS & LEWIS INC /WI/
filed 1996-03-15
CIK 851588

[Page 13 of Annual Report]

                                Five-Year Summary

                                              At and for the years ended December 31

                                  1995 (c)(d)      1994 (e)      1993 (e)(f)      1992         1991 (g)

                                          (In thousands, except share and per share data)
   OPERATIONS DATA (a)

   Net sales                         $730,552      $619,471       $517,462       $622,934      $326,609
   Net income                           6,455        47,880         43,706         35,532        22,002
   Net income available to common
    shareholders                        6,455        47,880         43,706         32,896        21,044
   Net income per common share            .19          1.40           1.31           1.16           .95
   Cash dividends per common
    share                                 .12           .12            .12            .11           .08
   Average number of common
    shares outstanding             34,398,025    34,284,095     33,415,429     28,343,827    22,175,462

   BALANCE SHEET DATA
   Total assets                      $817,591      $687,226       $614,016       $627,485      $560,167
   Long-term debt                     100,000             -              -         68,215        50,583
   Shareholders' equity               492,541       485,298        436,010        325,924       272,195
   Ratio of long-term debt to
    long-term capital (b)              16.9%             0%             0%          17.3%         15.7%

   (a) See Note 1, "Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements.

   (b) Long-term capital consists of long-term debt and common shareholders' equity.

   (c) On April 24, 1995, the Company acquired Fadal Engineering Company, Inc. (Fadal). The operations of Fadal have been included in the Company's financial statements since the acquisition date. See Management's Discussion and Analysis and Note 3 in the Notes to Consolidated Financial Statements.

   (d) Reflects a charge to pretax income of $30.3 million from the adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," (SFAS No. 121) and from a severance charge relating to the Company's German subsidiary. See Note 2 in the Notes to Consolidated Financial Statements.

   (e) Reflects cash received on certain fully-reserved Russian contracts and other credits. See Note 2 in the Notes to Consolidated Financial Statements.

   (f) Reflects the prospective adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

   (g) On October 31, 1991, the Company acquired Cross & Trecker Corporation (Cross & Trecker). The operations of Cross & Trecker have been included in the Company's financial statements since the acquisition date.

[Pages 14-18 of the Annual Report]

                  Management's Discussion and Analysis

   Introduction

   The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report. In reviewing the Company's financial statements and management's discussion and analysis, the following matters should be considered:

   - The Company is organized into four major operating groups: Automation Technology, Integrated Automation, Automation Measurement and Control and European Operations. The Automation Technology group is responsible for the manufacture of cellular and smart manufacturing systems, automated standalone machine tools and machining centers, tooling and fixtures and remanufacturing. The Integrated Automation group produces assembly automation products and systems and flexible transfer lines. Programmable industrial computers, servo systems, controls and measurement products are produced by the Automation Measurement and Control group. The European Operations group offers most of the Company's product lines through its sales, engineering, manufacturing and service facilities in England and Germany.

   - A majority of the Company's products are sold pursuant to long-term contracts. Profits on long-term contracts are recognized using the percentage-of-completion method. The percentage-of-completion is measured principally by the percentage of costs incurred to date versus the estimated total costs for each contract. Significant adjustments are sometimes required to reflect experience and other factors. Such adjustments are recorded as changes in estimates as part of the percentage-of-completion accounting in the period of change. Revenues recognized on the percentage-of-completion method, but not yet billed to customers, are reflected in accounts receivable. The Company does not normally receive the bulk of payments for products sold under long-term contracts until the product is shipped.

   - The Company acquired Fadal Engineering Co., Inc. (Fadal), a designer and manufacturer of computer numerically controlled vertical machining centers on April 24, 1995. The operations of the acquired company have been included in the Company's financial statements since the acquisition date. The Fadal operations are a component of the Automation Technology group.

   Results of Operations

   1995 Compared to 1994

   The following tables set forth the Company's bookings by operating group for the period indicated and consolidated backlog at period-end on a quarterly basis for 1995 and 1994.

                               April 2    July 2      Oct. 1     Dec. 31
                                             (In thousands)
   1995:
   Operating group:
   Automation Technology       $41,523    $76,765     $83,534    $75,782
   Integrated Automation        91,420     64,884      39,091    (17,956)
   European Operations           8,680     27,459      24,470     79,699
   Automation Measurement
     and Control                17,741     19,364      14,698     16,436
                               -------    -------     -------    -------
   Consolidated bookings      $159,364   $188,472    $161,793   $153,961
                               =======    =======     =======    =======
   Consolidated backlog       $430,121   $478,324    $442,507   $388,156
                              ========   ========    ========   ========


                               April 3     July 3      Oct. 2     Dec. 31
                                             (In thousands)
   1994:
   Operating group:
   Automation Technology       $32,034     $31,724     $28,973     $40,116
   Integrated Automation       117,610     113,870      94,705      91,226
   European Operations           6,138       5,771      12,141       8,759
   Automation Measurement
    and Control                 13,647      17,831      16,964      17,948
                                ------      ------     -------     -------
   Consolidated bookings      $169,429    $169,196    $152,783    $158,049
                               =======     =======     =======     =======

   Consolidated backlog       $431,448    $460,370    $449,969    $422,172
                               =======     =======     =======     =======


   Bookings for 1995 of $663.6 million represented a 2.2% increase from 1994 bookings of $649.5 million. Automation Technology bookings of $277.6 million for 1995 increased 109.0% from 1994 bookings of $132.9 million primarily as a result of the acquisition of Fadal in April 1995 and the demand for the new RAM machining centers, which were introduced in the second half of 1994. Integrated Automation bookings for 1995 totaled $177.4 million, a 57.5% decrease from unusually large 1994 bookings of $417.4 million. Customer revision to the scope of two orders received earlier in 1995 resulted in contract reductions which exceeded new bookings by $18 million in the fourth quarter of 1995. For the Integrated Automation group, the Company believes that orders will approach their historic average in 1996. However, because automotive orders are driven by multi-year capital investment programs with purchases in large lump sum increments, quarterly order patterns have been and will continue to be subject to volatility. European Operations' bookings increased 327.7% to $140.3 million in 1995, from $32.8 million in 1994. The increase in 1995 was due to significant orders received from European automotive companies primarily in the United Kingdom. The Company continues to monitor the unfavorable economic conditions (especially in the automotive sector) and increased competitive pressures relative to the Company's German operation. In late 1995, the Company took steps to improve the competitive position of its German operation by initiating a reduction in work force as discussed below. Automation Measurement and Control bookings of $68.3 million for 1995 increased 2.8% over 1994 bookings of $66.4 million.

   Company backlog at December 31, 1995, was $388.2 million, a decrease of $34.0 million or 8.1% from $422.2 million at 1994 year-end. The decrease in backlog resulted from decreased booking activity in the domestic automotive sector.

   Consolidated sales of $730.6 million for 1995 compared to $619.5 million in the prior year. The increase in year-to-year net sales was primarily attributable to the addition of Fadal in April 1995. Automation Technology net sales of $293.9 million in 1995 represented an increase of 80.4% from $162.9 million in net sales in 1994. Integrated Automation net sales of $277.6 million in 1995 increased 3.7% from $267.8 million in the prior year. The significantly lower orders received at Integrated Automation in 1995 will result in lower sales for this group in 1996. European Operations net sales of $87.9 million in 1995 decreased 30.6% from $126.6 million in 1994. The decrease in net sales related mainly to significantly lower orders received by the European Operations group in 1994. Given the level of 1995 bookings, European sales are expected to increase during 1996. The net sales of Automation Measurement and Control increased 14.4% from $62.2 million in 1994 to $71.2 million in 1995.

   Net income for 1995 of $6.5 million decreased 86.5% from 1994 net income of $47.9 million. Pre-tax income in 1995 was $28.1 million, a 63.8% decrease from 1994 pre-tax income of $77.6 million. As described in further detail in Note 2 in the Notes to Consolidated Financial Statements, 1994 and 1995 pre-tax earnings were impacted by the following other charges or credits:

        1995

        The Company recorded a pre-tax charge of $6.3 million related to a formal plan to improve the operations of its German subsidiary, which includes planned terminations. In connection with the formal plan, the Company evaluated the fair value of its long-term assets at its German facility in accordance with SFAS No. 121 and recorded a write-down of $20.5 million. In addition, in accordance with the adoption of SFAS No. 121, the Company determined that the long-term assets associated with a plant in its Automation Measurement and Control group were impaired (as indicated by the relatively poor performance of that entity since its 1991 acquisition) and wrote those assets down by $3.5 million. In both cases, the write-down of the assets (which included allocated goodwill) was based on those assets' estimated fair values, which were determined using forecasted cash flow estimates discounted at rates commensurate with the Company's cost of capital. The separate $30.3 million operating expense item in the Company's 1995 statement of income consists of the above-described charges.

        1994

        During the fourth quarter of 1994, certain conditions were satisfied which allowed for a credit guarantee with respect to a contract with a customer in the former Soviet Union to be activated. This contract along with another contract (the "Russian Contracts") were entered into by Cross & Trecker before its acquisition by the Company in 1991. As a result of the satisfaction of certain conditions, the Company received a net payment of $32.3 million, which represented the remaining balance owed under the contract and covered by the guarantee. The receipt of this payment resulted in a $22.1 million increase to pre-tax income recorded in the fourth quarter of 1994. The income recorded was net of various costs expected to be incurred in connection with shipment and installation of the equipment covered under the contract. For the second Russian contract, no payments have been received and no credit guarantee has been issued. Cost incurred or committed to be incurred with respect to this contract were fully reserved.

   Other items of note concerning the comparison of 1995 compared to 1994 results of operations are highlighted below:

   The consolidated gross margin percentage (before depreciation and amortization) increased from 20.7% in 1994 to 21.3% in 1995. Gross margins for both 1994 and 1995 were adversely impacted by competitive pricing pressures, excess program costs on certain contracts, and increased product development spending related to the introduction of RAM machining centers. These factors largely offset an improvement in the gross profit percentage resulting from the inclusion of Fadal. The Company currently expects that the consolidated gross margin percentage will improve in 1996 but will continue to be impacted by competitive and economic factors.

   Selling, general and administrative expenses (before depreciation and amortization) decreased as a percentage of net sales from 9.5% in 1994 to 9.2% in 1995. The percentage decrease is primarily attributable to the favorable settlement associated with the successful defense of a patent infringement case and the effect of a significant increase in sales volume as a result of the acquisition of Fadal.

   Net interest expense increased from $1.0 million of net interest income in 1994 to net interest expense of $9.5 million in 1995. The increase in the net interest expense is attributable to the borrowings used to finance the purchase of Fadal.

   The provision for income taxes of $21.6 million for 1995 decreased from $29.7 million in 1994. The Company's effective tax rate for 1995 was 77.0% as compared to 38.3% for the prior year. The increase in the 1995 effective tax rate is principally due to the write-off of $11.3 million of non-deductible costs in excess of net acquired assets and $17.8 million of foreign net operating losses for which no tax benefits were recorded. See Note 8 in the Notes to Consolidated Financial Statements.

   1994 Compared to 1993

   The following table sets forth the Company's bookings by operating group in the period and consolidated backlog at period-end on a quarterly basis for 1994 and 1993.

                                 April 3     July 3     Oct. 2    Dec. 31
                                               (In thousands)
   1994:
   Operating group:
   Automation Technology        $ 32,034    $31,724     $28,973   $40,116
   Integrated Automation         117,610    113,870      94,705   91,226
   European Operations             6,138      5,771      12,141     8,759
   Automation Measurement
    and Control                   13,647     17,831      16,964    17,948
                                 -------     ------     -------   -------
   Consolidated bookings        $169,429   $169,196    $152,783  $158,049
                                 =======    =======     =======   =======
   Consolidated backlog         $431,448   $460,370    $449,969  $422,172
                                 =======    =======     =======   =======


                                 April 4     July 4     Oct. 3     Dec. 31
                                               (In thousands)
   1993:
   Operating group:
   Automation Technology          $36,987    $31,716    $36,561    $39,857
   Integrated Automation           26,612     59,723     39,837     79,270
   European Operations             52,367     28,543     55,404      8,433
   Automation Measurement
    and Control                    13,328     11,954     13,818     14,511
                                  -------    -------     ------     ------
   Consolidated bookings         $129,294   $131,936   $145,620   $142,071
                                  =======    =======    =======    =======

   Consolidated backlog          $349,070   $342,605   $367,857   $382,694
                                  =======    =======    =======    =======



   Bookings for 1994 of $649.5 million represented an 18.3% increase from 1993 bookings of $548.9 million. Automation Technology bookings of $132.8 million for 1994 declined 8.5% from 1993 bookings of $145.1 million. This decline mainly reflected continued weakness in the demand for large machine tools and flexible manufacturing systems by industries other than those related to the automotive sector. Integrated Automation bookings for 1994 totaled $417.4 million, a 103.2% increase from 1993 bookings of $205.4 million. The increase in bookings was attributable to significant order placement by the domestic automotive industry. European Operations' bookings decreased 77.3% to $32.8 million in 1994, from $144.7 million in 1993. The decrease in 1994 was due to unfavorable economic conditions (especially in the automotive sector) and increased competitive pressures in the Company's European market. In addition, bookings in 1993 were favorably impacted by significant orders received from European automotive companies and a Korean automotive company. Automation Measurement and Control bookings of $66.4 million for 1994 increased 23.8% over 1993 bookings of $53.6 million due mainly to large orders received from the automotive and mining industries.

   Company backlog at December 31, 1994, was $422.2 million, an increase of $39.5 million or 10.3% from $382.7 million at 1993 year-end. The increase in backlog resulted from increased booking activity noted above, which was concentrated mainly in the domestic automotive sector.

   Consolidated net sales of $619.5 million for 1994 compared to $517.5 million in the prior year. The increase in year-to-year net sales was primarily attributable to the Integrated Automation and European Operations groups. Automation Technology net sales of $162.9 million in 1994 represented a decrease of 3.4% from $168.7 million in net sales in 1993. Integrated Automation net sales of $267.8 million in 1994 increased 37.3% from $195.0 million in the prior year. The increase in Integrated Automation sales is the result of improvements in domestic automotive bookings which started in the fourth quarter of 1993 and continued into 1994. European Operations net sales of $126.6 million in 1994 increased 29.9% from $97.4 million in 1993. The increase in net sales related mainly to significant orders received by the European Operations group in the third quarter of 1993. Automation Measurement and Control net sales increased 10.4% from $56.3 million in 1993 to $62.2 million in 1994.

   Net income for 1994 of $47.9 million increased 9.6% from 1993 net income available to common shareholders of $43.7 million. Pre-tax income in 1994 was $77.6 million, a 10.5% increase from 1993 pre-tax income of $70.0 million. As described in further detail in Note 2 in the Notes to Consolidated Financial Statements, 1993 and 1994 pre-tax earnings were impacted by certain nonrecurring items. These items resulted in a net decrease in 1993 cost of sales and selling, general and administrative expenses of $6.0 million and $8.7 million, respectively. The effect of actions related to the Russian Contracts on 1994 net income is described above.

   The consolidated gross margin percentage (before depreciation and amortization) decreased from 29.2% in 1993 to 20.7% in 1994. The consolidated gross margin percentage for 1993 before the impact of the nonrecurring items noted above was 28.0%. Gross margins for 1994 were adversely impacted by competitive pricing pressures, cost overruns on contracts booked in prior periods, and increased product development spending.

   Selling, general and administrative expenses (before depreciation and amortization) decreased as a percentage of sales to 9.5% in 1994 from 11.9% in 1993. Selling, general and administrative expenses as a percentage of sales for 1993 before the impact of the nonrecurring items mentioned above was 13.6%. The percentage decrease was primarily attributable to improved engineering efficiencies, continued cost reduction measures and the effect of a significant increase in sales volume.

   Net interest income of $1.0 million in 1994 consisted mainly of income on short-term investments offset in part by the amortization of capitalized loan fees. Significant factors contributing to the decrease in net interest expense from $2.9 million in 1993 to net interest income of $1.0 million in 1994 included: (1) the conversion into common stock in March 1993 of substantially all of the Company's 10% convertible subordinated debentures (see Note 5 in the Notes to Consolidated Financial Statements for details); and (2) the repayment of all then remaining outstanding debt in the second quarter of 1993.

   Other income of $.8 million for 1994 was primarily made up of royalty income and gains on sale of fixed assets, offset by a net loss on foreign currency transactions.

   The provision for income taxes of $29.7 million for 1994 increased from $26.3 million in 1993. Included as a component of income tax expense for 1993 was the benefit arising from the increase in the net deferred income tax asset of approximately $1.0 million resulting from the 1% increase in the top U.S. corporate tax rate enacted in August 1993. The Company's effective tax rate for 1994 amounted to 38.3% as compared to 39.1% for the prior year (excluding the rate change benefit). The decrease in the effective tax rate from 1993 to 1994 was primarily due to a change in the mix of income between various tax jurisdictions.

   Liquidity and Capital Resources at December 31, 1995

   On December 31, 1995, the Company had $14.2 million of cash and cash equivalents on hand, which was a decrease of $9.9 million from the balance on hand at the beginning of the year. For the year ended December 31, 1995, operating activities provided $52.3 million of cash. Operating assets and liabilities provided net cash flow of $1.1 million, due primarily to lower accounts receivable offset by a net decrease in accounts payable and accrued expenses (excluding the effects of the Fadal acquisition). The $30.8 million in cash provided from the reduction in accounts receivable balances was due primarily to a decrease in unbilled receivables on the Company's long-term contracts offset by a decrease in related customer deposits. It should be noted that the acquisition of Fadal resulted in the total accounts receivable balance increasing in 1995 versus 1994. The $6.5 million net cash used relating to the higher inventory balance was largely attributable to the increase in RAM production. The acquisition of Fadal accounted for the remainder of the increase in inventory in 1995 versus 1994. There was a $31.9 million decrease in accounts payable and accrued expenses at December 31, 1995 as compared with December 31, 1994.

   Increased material purchases in late 1994 resulted in an unusually high accounts payable balance at December 31, 1994.

   Investing activities in 1995 used $194.3 million, which included $179.6 million for the acquisition of Fadal and $16.1 million in capital expenditures. The Fadal acquisition resulted in an increase to intangible assets of approximately $123 million. Net proceeds from the sale of fixed assets and assets held for sale generated $1.5 million of cash in 1995.

   Financing activities in 1995 provided cash of $131.5 million consisting mainly of the issuance of debt securities of $100 million and draws on lines of credit, net of repayments, of $36.8 million, offset in part by dividend payments of $4.1 million.

   The Company's available borrowing capacity at December 31, 1995, amounted to $124.4 million under a domestic credit agreement and $30.2 million under foreign lines of credit. The Company had debt outstanding of $136.8 million at December 31, 1995.

   Capital expenditures were $16.1 million, $16.7 million and $18.8 million in 1995, 1994 and 1993, respectively. The Company expects commitments for capital projects carried over from 1995, along with new projects proposed for 1996, to result in capital expenditures of approximately $21 million in 1996. The main focus of 1996 capital expenditures will be productivity enhancement.

   In addition, the Company expended $60.4 million, $67.4 million and $57.4 million in 1995, 1994 and 1993, respectively, on research, product development and customer-sponsored engineering programs. Spending for such activities is expected to remain steady at approximately $65 million in 1996 as a result of consistent sales volume and comparable product development activities.

   The Company believes its cash flows from operations and funds available under domestic and foreign credit agreements will be adequate to finance capital expenditures and working capital requirements for the foreseeable future.

   The Company is involved in environmental matters concerning facilities and sites owned or formerly owned by the Company, its subsidiaries or alleged predecessors. As described in Note 6 in the Notes to Consolidated Financial Statements, those matters include an environmental remediation at the Company's former West Allis, Wisconsin, property and a criminal complaint and civil lawsuits concerning its Menominee, Michigan facility.

   In connection with these sites, the Company has incurred various expenditures to date on both investigative activities and remediation efforts. Estimated future clean-up and other costs associated with these environmental contingencies have been accrued on the Company's balance sheet in instances where losses have been determined to be probable and reasonably estimable. Management believes that future costs in excess of the amounts accrued on all presently known and quantifiable environmental contingencies will not be material to the Company's financial position or results of operations. As referenced in Note 6 in the Notes to Consolidated Financial Statements, information currently available to the Company does not allow it to reasonably estimate the damages, penalties and/or remediation costs, if any, that may be incurred with respect to the Menominee, Michigan facility. Recurring costs incurred by the Company and associated with managing hazardous substances and pollution at on-going operations generally are not significant.

   The Company is also involved in other litigation and proceedings, including product liability claims. As discussed in Note 6 in the Notes to Consolidated Financial Statements, management believes that future costs in excess of the amounts accrued for all existing litigation will not be material to the Company's financial position or results of operations.

   Market Prices and Dividends

   The Company's common stock is traded on The Nasdaq Stock Market under the symbol GIDL. The following table sets forth information as to the high and low last sales prices per share of common stock as quoted on Nasdaq and the cash dividends declared per share for the periods indicated.

                                      Sales Price
                                    Low        High       Dividends
   1995:
   First quarter                  $ 14-5/8    $ 17-1/4       $.03
   Second quarter                   15-1/8      18-7/8        .03
   Third quarter                       16       18-1/2        .03
   Fourth quarter                   14-7/8      17-3/8        .03

   1994:
   First quarter                 $     25    $    28         $.03
   Second quarter                   14-7/8      27-1/4        .03
   Third quarter                    15-5/8      20-3/8        .03
   Fourth quarter                   13-7/8      17-5/8        .03


   As of February 15, 1996, there were approximately 2,352 record holders of the Company's common stock.

   The Board of Directors of the Company intends to consider the payment of cash dividends on the common stock on a quarterly basis, but the declaration of future dividends will necessarily be dependent upon business conditions, the earnings and financial position of the Company and such other matters as the Board of Directors deems relevant. For information on restrictions on the payment of cash dividends on the common stock, see Note 5 in the Notes to Consolidated Financial Statements.

[Pages 19-34 of the Annual Report]

                        Consolidated Statements of Income

                                            Years Ended December 31,

                                         1995           1994        1993

                                         (In thousands, except share and
                                                  per share data)


   Net sales                           $730,552       $619,471    $517,462
   Costs and expenses:
     Cost of sales (Note 2)             575,234       49 1,397     366,444
     Selling, general and
      administrative
      expenses (Note 2)                  67,556         58,977      61,474
     Depreciation and amortization       19,308         15,399      14,768
   Other charges (credits) (Note 2)      30,280        (22,128)          -
                                        -------        -------     -------
   Total operating expenses             692,378        543,645     442,686
                                        -------        -------     -------
   Operating income                      38,174         75,826     74, 776

   Interest expense (income), net         9,501         (1,025)      2,898
   Other expense (income)                   610           (755)      1,851
                                         ------         ------     -------
   Income before provision for income
    taxes                                28,063         77,606      70,027
   Provision for income taxes (Note
    8)                                   21,608         29,726      26,321
                                        -------        -------     -------
   Net income                         $   6,455      $  47,880   $  43,706
                                       ========       ========     =======
   Net income per common share            $0.19          $1.40       $1.31
                                          =====          =====        ====

   Cash dividends per common share        $0.12          $0.12       $0.12
                                           ====           ====        ====
   Average number of common shares
    outstanding                      34,398,025     34,284,095  33,415,429
                                    ===========     ==========  ==========


   See accompanying notes.

                      Consolidated Statements of Cash Flows

                                          Years Ended December 31,
                                         1995      1994        1993

                                              (In thousands)

   Operating activities
   Net income                           $6,455    $47,880      $43,706
   Adjustments to reconcile net
    income to net cash provided by
    (used in) operating activities:
      Depreciation and amortization     19,308     15,399       14,768
      Impairment and severance charge   30,280          -            -
      Deferred income taxes              3,948     20,996       14,608
      Long-term employee benefits and
       other long-term liabilities      (4,105)    (4,696)         462
      Changes in operating assets and
       liabilities:
         Accounts receivable            30,816    (91,621)      74,148
         Inventories                    (6,546)   (16,719)      (3,340)
         Other current assets            8,780     (6,928)       1,707
         Accounts payable and accrued
          liabilities                  (31,920)    20,267      (67,275)
      Foreign currency transaction
        (gains) losses                     179        669       2, 270
      Other                             (4,922)       291        3,077
                                        ------    -------       ------
   Net cash provided by (used in)
    operating activities                52,273    (14,462)      84,131
   Investing activities
   Acquisition of business (Note 3)   (179,579)         -            -
   Additions to property, plant and
    equipment                          (16,097)   (16,747)     (18,849)
   Proceeds from sale of assets          1,546      5,875       10,015
   Other                                  (140)    (1,759)         229
                                      --------    -------      -------
   Net cash used in investing
    activities                        (194,270)   (12,631)      (8,605)
   Financing activities
   Proceeds from draws on lines of
    credit                             382,931     49,000        9,462
   Repayments under lines of credit
    and notes payable                 (346,168)   (49,000)     (27,813)
   Proceeds from sale of debt
    securities                         100,000          -            -
   Payments for debt issue costs        (1,182)         -            -
   Repayments of long-term
    borrowings                               -          -      (11,000)
   Proceeds from additional stock
    issuance                                 -        487        3,354
   Payments on debenture redemptions
    and expenses on conversions              -          -         (224)
   Cash dividends                       (4,129)    (4,115)      (4,072)
                                       -------    -------      -------
   Net cash provided by (used in)
    financing activities               131,452     (3,628)     (30,293)

   Effect of exchange rate changes
    on cash                                689        916          143
                                       -------    -------      -------
   Net (decrease) increase in cash
    and cash equivalents                (9,856)   (29,805)      45,376
   Cash and cash equivalents at
    beginning of year                   24,072     53,877        8,501
                                       -------    -------      -------
   Cash and cash equivalents at end
    of year                            $14,216   $ 24,072      $53,877
                                        ======    =======       ======
   Supplemental disclosure of cash
    flow information -
      Cash paid during the year for:
        Interest                      $  7,648  $     848     $  1,709
                                       =======    =======      =======
        Income taxes, net of refunds
         received                      $11,334    $12,073      $10,016
                                       =======    =======      =======

   See accompanying notes.

                           Consolidated Balance Sheets

                                                     December 31,
                                                   1995         1994
                                               (In thousands, except
                                                     share data)
   Assets
   Current assets:
     Cash and cash equivalents                   $14,216    $  24,072
     Accounts receivable, net of allowance
      for doubtful accounts (Notes 1 and 4)      350,593      343,881
     Inventories (Notes 1 and 4)                 102,281       74,823
     Deferred income taxes (Note 8)                4,776        9,455
     Other current assets                          5,921       10,923
                                                 -------      -------
   Total current assets                          477,787      463,154
   Fixed assets, net (Notes 1 and 4)             111,382      107,164
   Intangible assets (Notes 1 and 4)             192,522       84,997
   Deferred income taxes (Note 8)                 19,700       18,968
   Other assets                                   16,200       12,943
                                                 -------      -------
   Total assets                                 $817,591     $687,226
                                                 =======      =======

   Liabilities and shareholders' equity
   Current liabilities:
     Notes payable (Note 5)                      $36,763     $    -
     Accounts payable                             67,676       76,562
     Accrued expenses and other
      liabilities (Note 4)                        77,888       78,912
                                                 -------     --------
   Total current liabilities                     182,327      155,474

   Long-term debt (Note 5)                       100,000          -
   Long-term employee benefits and other
    long-term liabilities (Notes 4 and 7)         42,723       46,454
                                                 -------      -------
   Total liabilities                             325,050      201,928

   Commitments and contingencies (Note 6)

   Shareholders' equity (Notes 5 and 9):
     Class A preferred stock                        -            -
     Common stock, 34,422,043 and 34,294,404
      shares issued and outstanding at December
      31, 1995 and 1994, respectively              3,442        3,429
     Capital in excess of par                    326,608      325,063
     Retained earnings                           160,783      158,457
     Cumulative translation adjustment             4,223          174
     Unamortized compensation expense             (2,515)      (1,825)
                                                 -------      -------
   Total shareholders' equity                    492,541      485,298
                                                 -------      -------
   Total liabilities and shareholders' equity   $817,591     $687,226
                                                 =======     ========

   See accompanying notes.

           Consolidated Statements of Changes in Shareholders' Equity

                  Years Ended December 31, 1995, 1994 and 1993


                                                    Common Stock
                                                 Shares        Amount
                                             (In thousands, except share
                                                        amounts)

 Balance, December 31, 1992                    30,365,197       $3,037
   Net issuance of shares under restricted
    stock awards and stock option plans           352,780           35
   Tax benefit related to exercise of stock
    options                                             -            -
   Conversion of convertible debentures to
    common stock, net of expense (Note 5)       3,538,133          354
   Effect of income tax accounting change
    (Note 8)                                            -            -
   Net income                                           -            -
   Amortization of compensation expense                 -            -
   Cash dividends                                       -            -
   Translation adjustment                               -            -
   Other                                           (2,042)          (1)
                                              -----------      -------
 Balance, December 31, 1993                    34,254,068        3,425
   Net issuance of shares under restricted
    stock awards and stock option plans            40,370            4
   Tax benefit related to exercise of stock
    options and vesting of restricted stock             -            -
   Net income                                           -            -
   Amortization of compensation expense                 -            -
   Cash dividends                                       -            -
   Translation adjustment                               -            -
   Other                                              (34)           -
                                                ---------     --------
 Balance, December 31, 1994                    34,294,404        3,429
   Net issuance of shares under restricted
    stock awards and stock option plans           127,639           13
   Tax benefit related to exercise of stock
    options and vesting of restricted stock             -            -
   Net income                                           -            -
   Amortization of compensation expense                 -            -
   Cash dividends                                       -            -
   Translation adjustment                               -            -
                                                  -------      -------
 Balance, December 31, 1995                    34,422,043       $3,442
                                               ==========        =====

                                 Cumulative     Unamortized        Total
      Capital in    Retained    Translation     Compensation   Shareholders'
    Excess of Par   Earnings     Adjustment       Expense         Equity

       $251,601    $  75,058        $(1,807)        $(1,965)      $325,924

          4,427            -              -          (1,701)         2,761
          1,775            -              -               -          1,775
         58,258            -              -               -         58,612
          7,626            -              -               -          7,626
              -       43,706              -               -         43,706
              -            -              -           1,324          1,324
              -       (4,072)             -               -         (4,072)
              -            -         (1,637)              -         (1,637)
             (8)           -              -               -             (9)
        -------      -------        -------         -------        -------
        323,679      114,692         (3,444)         (2,342)       436,010

            530            -              -            (852)          (318)
            854            -              -               -            854
              -       47,880              -               -         47,880
              -            -              -           1,369          1,369
              -       (4,115)             -               -         (4,115)
              -            -          3,618               -          3,618
              -            -              -               -              -
        -------      -------        -------        --------        -------
        325,063      158,457            174          (1,825)       485,298
          1,351            -              -          (2,098)          (734)
            194            -              -               -           1 94
              -        6,455              -               -          6,455
              -                           -           1,408          1,408
              -       (4,129)             -               -         (4,129)
              -            -          4,049               -          4,049
        -------      -------       --------         -------       --------
       $326,608     $160,783         $4,223         $(2,515)      $492,541
       ========      =======          =====          ======        =======

   See accompanying notes.

                   Notes to Consolidated Financial Statements

                                December 31, 1995


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

   The Company's POC calculations are made using management's best estimates based on existing information with respect to contracts in progress. The nature of the Company's contracts, however, are such that significant subsequent changes in estimates are possible. The effects of such changes are recognized in the period that they occur.

   Customers are billed according to the terms of the contract. Unbilled receivables include amounts recognized as revenue under the POC basis but not billed to the customer. Retainers are billed upon shipment and are due upon customer acceptance. Substantially all receivables, including retainers, are collectible within one year.

   Included in accounts receivable are unbilled receivables of $202,672,000 and $249,357,000 at December 31, 1995 and 1994, respectively. At December 31, 1995 and 1994, there were $51,692,000 and $23,019,000, respectively, of retainers included in accounts receivable.

   The Company is subject to certain credit risks, including a concentration of accounts receivable balances with its worldwide automotive and related customers, which totaled approximately $237,000,000 and $271,000,000 at December 31, 1995 and 1994, respectively.

   Inventories

   Inventories are stated at the lower of cost or net realizable value. Cost is determined by the first-in, first-out (FIFO), last-in, first-out (LIFO) or average methods. Approximately $9,116,000 and $10,156,000 of the inventories at December 31, 1995 and 1994, respectively, are valued on the LIFO basis. If the FIFO inventory method, which approximates replacement cost, had been used for these inventories, they would have been $481,000 and $388,000 greater at December 31, 1995 and 1994, respectively. The FIFO and average costing methods produce materially consistent results.

   Fixed Assets

   Property, plant and equipment are carried at cost. Depreciation of plant and equipment is determined on the straight-line basis over the estimated useful lives of the assets, which range from 3 to 20 years.

   Intangible Assets

   Intangible assets include trade name, distributor network, and other intangible assets identified in connection with purchase business combinations, along with the residual component of the excess purchase price that is referred to as "costs in excess of net acquired assets." Allocation of costs to identified intangible assets was made primarily using outside valuations.

   Costs in excess of net acquired assets represent the excess purchase price recorded in (a) the 1995 acquisition of Fadal Engineering Co., Inc. (Fadal) (see Note 3), and (b) the 1991 acquisition of Cross & Trecker Corporation (Cross & Trecker). The Company is amortizing costs in excess of net acquired assets using the straight-line method over periods from 25 to 40 years. Accumulated amortization was $14,704,000 and $8,869,000 at December 31, 1995 and 1994, respectively. Costs in excess of net acquired assets related to the Cross & Trecker acquisition are also reduced for the initial recognition of acquired tax loss carryforwards and temporary deductible differences (see Note 8).

   Other intangible assets are amortized on the straight-line basis over periods ranging from 13 to 30 years.

   The Company assesses long-lived assets for impairment under FASB Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Under those rules, costs in excess of net acquired assets associated with long-lived assets acquired in purchase business combinations are included in impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable.

   Research, Development and Custom Engineering

   Research and development expense pertaining to new products or significant improvement to existing products was $3,183,000, $3,857,000 and $4,064,000 for the years ended December 31, 1995, 1994 and 1993, respectively. The total expenditure for research, development and custom engineering was $60,395,000, $67,398,000 and $57,413,000, respectively, for the periods noted above.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Foreign Currency Translation and Transactions

   Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars using current exchange rates, and statement of income items are translated using average exchange rates for the year. For the years ended December 31, 1995, 1994 and 1993, losses on foreign currency transactions amounted to $1,217,000, $669,000 and $2,270,000, respectively, and are included in other expense/income in the accompanying consolidated statements of income.

   The Company enters into forward foreign exchange contracts mainly to fix the price of certain loans to, and receivables from, its foreign subsidiaries denominated in European currencies. The Company also enters into forward foreign exchange contracts to fix the price of certain contracts of its foreign subsidiaries denominated in currencies other than the subsidiaries' local currency. The primary purpose of the Company's foreign currency activities is to protect the Company from the risk that the eventual dollar cash flows resulting from the repayment of such loans and the collection of the accounts receivable will be adversely affected by changes in exchange rates. At December 31, 1995, the Company had forward exchange contracts that require it to convert these foreign currencies, at various rates and dates through April 1997 into approximately $21.2 million, DM 5.0 million, and [L]20.3 million. At December 31, 1994, the Company had forward exchange contracts that required it to convert foreign currencies, at various rates and dates through December 1995, into approximately $50.0 million, DM 3.0 million, and [L]1.4 million.

   The Company is exposed to credit loss in the event of nonperformance by counterparties on the foreign exchange contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally any unrealized gains in such contracts.

   Net Income Per Common Share

   Net income per common share in 1995, 1994 and 1993 was computed by dividing net income by the weighted average number of common shares outstanding during the respective periods. Stock options were not materially dilutive for these years.

   Stock Awards

   The Company accounts for employee stock awards (e.g., restricted stock and stock options) in accordance with APB Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." Under APB 25, the total compensation expense recognized is equal to the difference between the award's exercise price and the underlying stock's market price (referred to as "intrinsic value") at the measurement date, which is the first date that both the exercise price and number of shares to be issued is known.

   SFAS No. 123, "Accounting for Stock-Based Compensation," is effective January 1, 1996. As is permitted under SFAS No. 123, the Company has tentatively decided to continue accounting for employee stock compensation under the APB 25 rules, but will disclose pro forma results using the new standard's alternative accounting treatment, which calculates the total compensation expense to be recognized as the fair value of the award at the date of grant for effectively all awards.

   Nature of Operations

   The Company's operations are conducted in one business segment: the design, production and integration of smart manufacturing systems, flexible transfer lines, automated assembly systems, high-precision automated machine tools, coordinate measuring machines, industrial control systems and other related products and services. Organizationally, the Company is comprised of four major operating groups: Automation Technology, Integrated Automation, Automation Measurement and Control, and European Operations. The Company's products are sold throughout the world primarily to manufacturers in the automotive, construction, aerospace, defense, appliance, energy and electronics industries. The Company's subsidiaries in England, Canada and Germany account for a significant part of the Company's sales outside of the U.S. (refer to Note 11 for information about foreign operations and export sales).

   A substantial amount of the Company's flexible transfer lines and automated assembly systems are sold to large manufacturers in the automotive industry. In that regard, approximately 23.2% and 6.3% of the Company's 1995 sales were to two such automotive industry customers. Approximately 15.9% and 14.2% of the Company's 1994 sales were to two different automotive industry customers, respectively. In 1993, approximately 29.7% of the Company's sales were derived from a single automotive industry customer.

   2. Other Charges (Credits)

   1995

   The separate $30.3 million operating expense item in the Company's 1995 statement of income consists of the charges listed below. While these charges are based on available information and management's best estimate at this time, it is impossible to predict the ultimate costs to be incurred in this regard.

   In the fourth quarter of 1995, the Company entered into a formal plan to improve the operations of its German subsidiary, which includes the planned termination of 145 employees at that location. As a result of its decision, the Company recorded a pre-tax charge of $6.3 million relating to the planned terminations. Through December 31, 1995, no termination benefit payments have been made.

   In conjunction with the above plan, the Company evaluated the ongoing value of the property, plant and equipment, and related intangible assets, associated with its German subsidiary in accordance with SFAS No. 121. Based on this evaluation, the Company determined that assets were impaired and wrote them down by $20.5 million to their estimated fair value. The fair value estimate was based on estimated future cash flows of the subsidiary discounted at an interest rate commensurate with the risk involved.

   Also during the fourth quarter of 1995, in connection with the adoption of SFAS No. 121, the Company determined that the long-term and intangible assets associated with a plant in its Automation Measurement and Control group were impaired. That impairment evaluation was triggered by the relatively poor operating performance of that entity since its 1991 acquisition. Such assets were written down $3.5 million to their estimated fair value, which was determined using a discounted future cash flow estimate.

   1994

   In connection with the 1991 Cross & Trecker acquisition, the Company wrote off the uncollected receivables and reserved for the costs committed to be incurred with respect to two Russian contracts entered into by Cross & Trecker prior to the acquisition. The Russian contracts totaled approximately $48.2 million.

   During the fourth quarter of 1994, the necessary conditions were met such that a credit guarantee was activated in connection with one of the Russian contracts referred to above. As a result, the Company received a net payment of $32.3 million, which represented the remaining balance owed under the contract and covered by the guarantee. The receipt resulted in a $22.1 million increase to pre-tax income recorded in the fourth quarter of 1994. The income recorded was net of various costs expected to be incurred in connection with shipment and installation. For the other Russian contract, no payments have been received and no credit guarantee has been issued through 1995.

   1993

   In connection with the allocation of the purchase price for the Cross & Trecker acquisition, certain liabilities were established relating to probable facility closings both in the U.S. and abroad. As a result of changing economic conditions, changes in senior management, and other factors, in 1993 the Company decided not to shut down two of the plants scheduled for closing. Accordingly, the related accruals were no longer deemed necessary. In addition, during 1993 there were favorable developments pertaining to certain Russian contracts, including the receipt of certain down payments, (see discussion under the 1994 section of this note) that had been fully reserved. The net effect of these and other changes in estimates with respect to certain liabilities established in connection with the Cross & Trecker acquisition was a 1993 fourth quarter increase to pre-tax income of approximately $23 million as shown below.

   The Company also recognized a pre-tax restructuring charge in the fourth quarter of 1993 of approximately $8.3 million related to the closing of two facilities. The restructuring charge consists primarily of inventory and fixed asset write-downs to net realizable value, termination benefits and estimated future facility carrying costs through the expected dates of disposal. The facilities were subsequently sold in October 1994 and March 1995. As of December 31, 1995, there were no significant remaining expenditures relating to these formerly-owned facilities.

   The impact of these items on 1993's results of operations is summarized below:

                              Purchase Price
                                Accounting    Restructuring        Net
                                 Reserves        Charges         Benefit

                                            (In thousands)

   Cost of sales                  $11,593         $(5,625)     $  5,968
   Selling, general and
    administrative expenses        11,410          (2,643)        8,767
                                   ------          ------       -------
   Total                          $23,003         $(8,268)      $14,735
                                   ======          ======       =======

   3.  Acquisition of Fadal

   On April 24, 1995, the Company acquired for cash all of the issued and outstanding shares of capital stock of Fadal, and the land and building used by Fadal in the operation of its business. Fadal is principally involved in the design, manufacture and sale of computer numerically controlled vertical machining centers. The acquisition was financed with amounts borrowed under existing and new credit facilities.

   The Fadal acquisition was accounted for using the purchase method of accounting and, accordingly, the operations of Fadal are included in the Company's consolidated statement of income since the April 24, 1995 acquisition date. The total purchase price was approximately $180 million and included $123 million allocated to intangible assets, which includes the residual component of costs in excess of net acquired assets that is being amortized over 25 years.

   Pro forma unaudited results of operations for the years ended December 31, 1995 and 1994, assuming consummation of the Fadal purchase as of January 1, 1994, are as follows:

                                          1995         1994
                                           (In thousands)

    Net sales                            $783,546   $757,299
    Net income                              9,784     55,920
    Net income per common share              0.28       1.63

   4. Additional Balance Sheet and Cash Flow Information

                                             1995           1994
                                                (In thousands)
   Receivables -
     Allowance for doubtful accounts    $    1,836     $     922
                                         =========       =======
   Inventories:
     Raw materials                      $   52,694     $  37,166
     Work-in-process                        38,038        27,568
     Finished goods                         11,549        10,089
                                          --------      --------
                                        $  102,281    $   74,823
                                           =======      ========
   Fixed assets:
     Land                               $    9,504    $    7,826
     Buildings                              64,557        66,462
     Machinery and equipment               141,973       137,681
                                           -------      --------
                                           216,034       211,969
     Less accumulated depreciation        (104,652)     (104,805)
                                           -------       -------
                                         $ 111,382     $ 107,164
                                          ========      ========

   Intangible assets:

     Trade name                            $19,544     $     -
     Distributor network                    22,214           -
     Costs in excess of net acquired
        assets                             149,180        84,997
     Other                                   1,584           -
                                           -------       -------
                                          $192,522       $84,997
                                           =======       =======

   Accrued expenses and other
    liabilities:
     Payroll and related expenses          $16,163       $13,640
     Installation and warranty accruals     17,218        19,165
     Restructuring costs                     6,313         2,936
     Self-insurance reserves                 4,156         6,067
     Other current liabilities              34,038        37,104
                                           -------       -------
                                           $77,888       $78,912
                                           =======        ======
   Long-term employee benefits and other
    long-term liabilities:
     Postretirement health care
        obligations                       $13,224        $13,764
     Pension and retirement plan
        obligations                        18,765         18,917
     Environmental liabilities              9,993         13,773
     Other                                    741           -
                                          -------       --------
                                          $42,723        $46,454
                                           ======         ======


   A significant non-cash transaction during 1995 was as follows:

   - In the purchase of Fadal, the purchase price was allocated as follows (in thousands):

   Purchase price                                  $179,579
   Estimated fair value of tangible
       assets acquired                              (68,536)
   Estimated fair value of liabilities assumed       12,370
                                                     ------
   Excess purchase price allocated to intangible
     assets                                        $123,413
                                                   ========

   A significant non-cash transaction during 1994 was as follows:

   - Decrease in intangible assets of $4 million, due to the recognition of certain acquired foreign net operating loss carryforwards.


   Significant non-cash transactions during 1993 were as follows:

   - Conversion of 10% Convertible Subordinated Debentures due 2015 (Debentures), $58.6 million of principal and accrued interest (net of tax), to common stock.

   - Effect of adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109) (see Note 8).

   - Net decrease in intangible assets of $16.6 million due to the utili-zation or initial benefit recognition of acquired tax loss carryforwards (see Note 8).

   5. Financing Arrangements and Long-Term Debt

   Notes payable under revolving credit facilities and long-term debt consisted of the following at December 31:


                                            1995         1994
                                               (In thousands)



    Borrowings under 1992 Credit
     Facility                           $  36,763   $    -
    7.5% unsecured notes maturing in
     2005                                 100,000        -
                                           ------     ------
    Total debt                            136,763        -
    Less current maturities                36,763        -
                                          -------    -------
    Long-term debt                    $   100,000  $     -
                                         ========    =======

   The Company has a multicurrency credit agreement with a syndicate of financial institutions for an unsecured $175 million revolving credit facility (1992 Credit Agreement). The 1992 Credit Agreement matures in December 1997. At December 31, 1995, outstanding borrowings and letters of credit under the 1992 Credit Agreement totaled $36.8 million and $13.8 million, respectively. Letters of credit reduce the amount available for additional borrowings under the agreement. At December 31, 1994, there were no borrowings under the Credit Agreement; however, outstanding letters of credit totaled $21.8 million. The 1992 Credit Agreement carries an interest rate equal to a Base Rate, as defined, or LIBOR plus a spread. At December 31, 1995, the weighted average interest rate on outstanding borrowings under the 1992 Credit Agreement was 6.82%. The Company is required to pay certain fees and expenses from time to time, including agent fees and commitment fees of .125% of the unused portion available under the Credit Agreement.

   The 1992 Credit Agreement contains various covenants and restrictions, including customary financial covenants, additional debt limitations and restrictions on payment of dividends. The dividend restrictions prohibit the Company from paying cash dividends on its common stock in excess of 40% of the Company's consolidated net earnings after tax in any fiscal quarter, less amounts paid to redeem capital stock in such quarter. This limitation is subject to certain carryforward provisions.

   At December 31, 1995, the Company had foreign lines of credit that approximated $72 million, with no borrowings outstanding. Borrowings under the foreign lines of credit bear interest at an average rate of 4.5%. Outstanding foreign letters of credit at December 31, 1995 and 1994, approximated $41.8 million and $38.0 million, respectively, and reduce the amounts available under the foreign lines of credit.

   In connection with the April 1995 Fadal acquisition, the Company entered into an additional $100 million one-year revolving credit facility with a bank (1995 Credit Agreement). Amounts borrowed under the 1995 Credit Agreement to finance the acquisition were subsequently repaid or refinanced in 1995.

   During 1995, the Company filed a shelf registration with the Securities and Exchange Commission enabling the Company to issue to the public up to $250 million in unsecured debt securities. On October 2, 1995, $100 million of such securities were issued in a public offering at an interest rate of 7.5%. The proceeds from the offering were used to repay amounts borrowed under the 1992 and 1995 Credit Agreements in connection with the Fadal acquisition. The notes issued in 1995 mature in the year 2005.

   In 1993, the Company called for the redemption of $57 million of its convertible debentures. In connection therewith, substantially all holders of the debentures elected conversion into common stock instead of redemption. The $58.6 million of principal and accrued interest (net of tax) relating to debentures converted into shares of common stock during the first quarter of 1993 is reflected as an increase in shareholders' equity.

   Interest expense for the years ended December 31, 1995, 1994 and 1993, was $10,548,000, $1,970,000 and $4,147,000, respectively.

   6. Commitments and Contingencies

   The Company has operating leases and service contracts covering primarily office space and data processing equipment. Future minimum lease payments under these commitments at December 31, 1995, were as follows (in thousands):

   1996                           $2,513
   1997                            1,647
   1998                              477
   1999                              151
   2000                               73
   Thereafter                         82
                                  ------
                                  $4,943
                                  ======

   Total expense for all operating leases for the years ended December 31, 1995, 1994 and 1993, was $3,431,000, $3,645,000 and $3,983,000,
   respectively.

   The Company is involved in various environmental matters, including matters in which the Company and certain of its subsidiaries or alleged predecessors have been named as potentially responsible parties under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA). These matters include a soil and water contamination matter at its former West Allis, Wisconsin, facility. In 1992, the Company was notified by the Wisconsin Department of Natural Resources (WDNR) of contamination at the West Allis site. In 1994, the Company sold most of the site, including the manufacturing facility. The Company has made substantial progress on the implementation of a WDNR approved clean-up plan on the portion of the site that was not sold.

   The Company has established accruals ($10.0 million and $13.8 million at December 31, 1995 and 1994, respectively) for all environmental contingencies of which management is currently aware in accordance with generally accepted accounting principles. In establishing these accruals, management considered: (a) reports of environmental consultants retained by the Company; (b) the costs incurred to date by the Company at sites where clean-up is presently ongoing and the estimated costs to complete the necessary remediation work remaining at such sites; (c) the financial solvency, where appropriate, of other parties that have been responsible for effecting remediation at specified sites; and (d) the experience of other parties who have been involved in the remediation of comparable sites. The accruals recorded by the Company with respect to environmental matters have not been reduced by potential insurance or other recoveries and are not discounted. Although the Company has and will continue to pursue such claims against insurance carriers or other responsible parties, future potential recoveries remain uncertain and, therefore, were not recorded as a reduction to the estimated gross environmental liabilities. Based on the foregoing and given current information, management believes that future costs in excess of the amounts accrued on all presently known and quantifiable environmental contingencies will not be material to the Company's financial position or results of operations.

   In another matter, a Michigan Department of Natural Resources' (now known as the "Department of Environmental Quality"-MDEQ) investigation into alleged environmental violations at the Company's Menominee, Michigan, facility has resulted in the issuance of a criminal complaint against the Company and two of its employees. The complaint generally is focused on alleged releases of hazardous substances and the alleged illegal treatment and disposal of hazardous wastes. Two civil lawsuits are also pending which allege improper disposal and emissions at this facility. The Company is vigorously defending itself against all charges and allegations. Information presently available to the Company does not enable it to reasonably estimate potential civil or criminal penalties, or remediation costs, if any, related to this matter.

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

   7. Employee Benefit Plans

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

   Net periodic pension expense for the Company's domestic defined benefit retirement plans includes the following components:

                                              1995     1994      1993
                                                   (In thousands)

   Service cost                             $ 3,411  $ 3,436   $ 2,907
   Interest cost                              7,988    7,047     6,900
   Actual (return)/loss on assets           (16,615)     744    (8,115)
   Net amortization and deferral             10,174   (7,097)    2,030
                                             ------    -----    ------
   Net periodic pension expense             $ 4,958  $ 4,130   $ 3,722
                                             ======   ======    ======

   The following table presents a reconciliation of the funded status of the Company's domestic defined benefit plans at December 31:


                                               1995     1994

                                                (In thousands)
 Actuarial present value of benefit
  obligations:
   Vested benefits                           $ 98,419  $ 76,463
   Nonvested benefits                           6,963     5,843
                                              -------   -------
   Accumulated benefit obligation             105,382    82,306

   Effect of assumed increases in
     compensation levels                       16,152    15,541
                                              -------   -------
   Projected benefit obligation               121,534    97,847
   Plan assets at fair value                   94,983    78,090
                                              -------   -------
   Projected benefit obligation in
    excess of plan assets                     (26,551)  (19,757)
   Unrecognized net loss                        7,504     1,318
   Unreco gnized prior service cost             1,230     1,099
                                             --------   -------
   Accrued pension cost                      $(17,817) $(17,340)
                                             ========  ========


   The assumptions used in determining pension expense (for the following year) and funded status information shown above were as follows:

                                           1995     1994    1993

   Discount rate                            7.5%    8.25%    7.5%
   Rate of salary progression               4.5%    5.0%     5.0%
   Long-term rate of return on assets       8.5%    8.0%     8.0%

   The change in the discount rate and rate of salary progression assumptions at December 31, 1995 increased the projected benefit obligation by $13,054,000. The change in the discount rate assumption at December 31, 1994, decreased the projected benefit obligation by $10,377,000.

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

   Net periodic pension income for the Company's foreign defined benefit plans includes the following components:

                                           1995     1994      1993
                                             (In thousands)

   Service cost                           $ 884    $  729  $ 1,036
   Interest cost                          2,026     1,595    1,720
   Actual (return)/loss on assets        (4,800)    1,650   (6,710)
   Net amortization and deferral          1,253    (5,333)   3,453
                                         ------   -------   ------
   Net periodic pension income            $(637)  $(1,359) $  (501)
                                          =====   =======   ======

   During 1995 and 1994, settlements relating to the Company's foreign plans resulted in gains of approximately $400,000 and $500,000, respectively.

   The following table presents a reconciliation of the funded status of the Company's foreign defined benefit plans at December 31:

                                                1995        1994
                                                  (In thousands)
 Actuarial present value of benefit
  obligations:
   Accumulated benefit obligation--all
    vested                                    $24,686      $19,514
   Effect of assumed increases in
    compensation levels                         3,727        2,817
                                              -------      -------
   Projected benefit obligation                28,413       22,331
 Plan assets at fair value                     36,020       30,782
                                               ------       ------
 Plan assets in excess of projected
    benefit obligation                          7,607        8,451
 Unrecognized net loss                          1,362          440
 Unrecognized net transition asset             (5,198)      (5,805)
 Unrecognized prior service cost                1,078        1,169
                                               ------      -------
 Prepaid pension cost                        $  4,849     $  4,255
                                               ======      =======

   The assumptions used in determining foreign pension expense (for the following year) and funded status information shown above were as follows:

                                                1995   1994   1993

   Discount rate                                8.0%   9.0%   8.0%
   Rate of salary progression                   5.0%   5.0%   5.0%
   Long-term rate of return on assets           9.5%   9.0%   9.0%

   The change in the above assumptions increased the projected benefit obligation by approximately $3,415,000 at December 31, 1995 and decreased the projected benefit obligation by approximately $3,287,000 at December 31,1994.

   Defined Contribution Plans

   The Company also has certain defined contribution plans that cover substantially all full-time employees. Contributions to the plans are based on a percentage of employee earnings. Costs of these plans charged to operations were $2,108,000, $2,024,000 and $1,745,000 in 1995, 1994 and
   1993, respectively.

   Other Postretirement Benefit Plans

   The Company provides health care benefits, and certain life insurance benefits, to certain retired employees who retired prior to June 1, 1992. The types of benefits, retiree contributions, and eligibility for benefits varied among the various divisions and are unfunded. The Company's contribution level is frozen such that all health care cost increases are borne by retirees. Benefits for plan participants age 65 and older are integrated with Medicare under all plans. The Company funds costs as incurred under the plans.

   The following sets forth the plans' status reconciled with the amounts recognized in the Company's balance sheet as of December 31:

                                                   1995    1994
                                                   (In thousands)
   Accumulated postretirement benefit
    obligation:
     Current retirees                           $(11,857) $(11,985)
   Unrecognized net gain                          (1,367)   (1,779)
                                                 -------   -------
   Accrued long-term employee benefit           $(13,224) $(13,764)
                                                 =======   =======


   The periodic postretirement benefit cost included in the statement of income is as follows:

                                        1995         1994     1993

                                  (In thousands)


   Service cost                       $    -      $    -     $     3
   Interest                              924         934       1,220
   Amortization                          (74)        (68)          -
                                       -----       -----      ------
   Total                                $850        $866      $1,223
                                        ====        ====      ======

   Due to the nature of the plans, a one percent change in the healthcare trend rate assumption does not have any material impact on the Company's obligation. Similarly, the healthcare cost trend rate is not a factor in computing the benefit obligation. A discount rate of 7.5% and 8.25% was used to present value all future health care and life insurance liabilities at December 31, 1995 and 1994, respectively.

   8. Income Taxes

   Effective January 1, 1993, the Company prospectively adopted SFAS No. 109, "Accounting for Income Taxes." The effect of adopting SFAS No. 109 was a $7.6 million credit recorded directly to Capital in Excess of Par. Under SFAS No. 109's liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

   At December 31, 1995, the Company had U.S. federal net operating loss carryforwards totaling approximately $26 million and various state net operating loss carryforwards. The federal carryforwards expire in 2003 through 2005, while the state carryforwards expire in 1996 through 2011. The Company also had foreign tax loss carryforwards totaling approximately $42 million at December 31, 1995, that can be carried forward indefinitely. The U.S. federal amount and $21.5 million of the foreign amount represent acquired net operating loss carryforwards resulting from the Cross & Trecker acquisition. The tax benefit of these loss carryforwards has been, or will be in the case of certain foreign loss carryforwards, recorded as a reduction to goodwill (i.e., reduce intangible assets) when initially recognized.

   At December 31, 1993, the valuation allowance relating to the U.S. federal loss carryforward was eliminated. The benefit relating to those remaining carryforwards (approximately $13 million), the benefit of the loss carryforward used in 1993 (approximately $3.6 million-U.S.; $1.7 million-foreign), and other adjustments were recognized as reductions to goodwill. These items constitute the $18 million decrease in the deferred tax asset valuation allowance from January 1, 1993 to December 31, 1993.
   The decrease in the valuation allowance during 1994 primarily reflects the recognition of approximately $4 million in certain acquired foreign net operating loss carryforwards as a reduction to goodwill. The increase in the valuation allowance during 1995 relates to newly generated foreign deferred tax assets, the benefit of which can not be recognized under SFAS No. 109's "more likely than not" provisions.

   Gross deferred tax assets for all remaining net operating loss carryforwards, together with various deductible temporary differences related to certain of the Company's foreign subsidiaries, continue to be fully offset by a valuation allowance based on management's judgment with respect to the realizability of those items.

   Significant components of the Company's deferred tax assets and liabilities as of December 31, 1995 and 1994, are as follows:

                                                  1995        1994
                                                   (In thousands)

 Deferred tax liabilities:
   Tax over book depreciation                  $   8,005     $14,618
   LIFO book/tax difference relating to
    acquisition                                    2,193       2,225
   Percentage of completion accounting             2,436       2,654
   Other, net                                      9,039       5,598
                                                  ------      ------
 Total deferred tax liabilities                   21,673      25,095

 Gross deferred tax assets:
   Environmental accruals                          3,874       5,226
   Pension, other postretirement, and other
    longer term employee benefit obligations       7,885      10,526
   Other accrued expenses not currently
    deductible and other                          19,579      21,445
   Net operating loss carryforwards               31,298      24,418
                                                  ------      ------
 Total gross deferred tax assets                  62,636      61,615

 Valuation allowance for deferred tax assets     (16,487)     (8,097)
                                                 -------      ------
 Deferred tax assets, net of valuation
   allowance                                      46,149      53,518
                                                 -------      ------
 Net deferred tax asset                         $ 24,476     $28,423
                                                 =======     =======

   The net current and noncurrent components of deferred taxes recognized in the December 31, 1995 and 1994, balance sheets are as follows:

                                      1995    1994
                                     (In thousands)

   Net current asset               $  4,776   $  9,455
   Net noncurrent asset              19,700     18,968
                                     ------     ------
                                    $24,476     28,423
                                     ======    =======


   Details of income before provision for income taxes are as follows:


                      1995         1994       1993
                             (In thousands)


   Domestic        $ 57,446      $77,525     $58,280
   Foreign          (29,383)          81      11,747
                    -------      -------     -------
                   $ 28,063      $77,606     $70,027
                    =======       ======      ======


   Details of the provision for income taxes for the years ended December 31, 1995, 1994 and 1993, are as follows:

                                1995        1994         1993
                                       (In thousands)

 Current:
   Federal                   $ 13,963    $  4,650      $  3,129
   State                        1,460       1,627           830
   Foreign                        702       1,599           286
                               ------      ------         -----
                               16,125       7,876         4,245
 Deferred:
   Federal                      6,606     19,90 8         9,643
   State                          867       2,655         1,815
   Foreign                     (3,525)     (1,567)        3,150
                               ------      ------        ------
                                3,948      20,996        14,608
 Effect of using acquired
    loss carryforwards (1)        887           -        5 ,343

 Tax benefit related to
    exercise of options and
    other items charged to
    equity                        648         854         2,125
                              -------      ------        ------
                              $21,608     $29,726       $26,321
                               ======      ======        ======


   (1) Reduction in current provision (not previously recognized) and credited to goodwill.


   The differences between the provision for income taxes and income taxes computed using the U.S. federal income tax rate (35%) for the years ended December 31, 1995, 1994 and 1993, are as follows:


                                          1995      1994       1993
                                              (In thousands)

   Provision at statutory rates         $ 9,822    $27,162    $24,509
   State taxes, net of federal benefit    1,513      2,783      1,719
   Foreign loss for which no tax
    benefit recorded                      6,215          -          -
   Write-off of costs in excess of net
    acquired assets                       3,957          -          -
   Amortization of costs in excess of
    net acquired assets                     631        668        823
   Effect of different foreign tax
    rates                                  (946)      (513)     1,029
   Effect on deferred taxes of change
    in U.S. federal tax rate                  -          -     (1,366)
   Addition (reduction) to tax
    reserves                                114       (520)      (820)
   Other                                    302        146        427
                                         ------     ------     ------
   Actual provision for income taxes    $21,608    $29,726    $26,321
                                        =======    =======     ======


   Undistributed earnings of the Company's foreign subsidiaries, which are not significant at December 31, 1995, are considered to be permanently invested. Therefore, no deferred taxes (including withholding taxes payable) have been provided for the remittance of those earnings.

   9. Capital Stock

   The Company's capital structure consists of the following at December 31:


                                                        1995        1994
                                                (In thousands, except share
                                                            amounts)
    Class A preferred stock, $.10 par value,
     authorized 3,000,000 shares; 350,000 shares
     designated as Series A and 700,000 shares
     designated as Series B; none issued and
     outstanding                                   $       -    $      -

    Common stock, $.10 par value, authorized
     70,000,000 shares; 34,422,043 and 34,294,404
     shares issued and outstanding at December 31,
     1995 and 1994, respectively                        3,442       3,429



   On August 23, 1995, the Board of Directors of the Company declared a rights dividend of one preferred share purchase right (Right) for each share of common stock outstanding on September 8, 1995, and provided that one Right would be issued with each share of common stock thereafter issued. Each Right entitles the registered holder to purchase from the Company, upon the occurrence of certain events, one one-hundredth of a share of Class A preferred stock, Series B at an initial exercise price of $60 per one one-hundredth of a share or, upon the occurrence of certain events, common stock or other property having a value of twice the exercise price. The redemption price for the Rights is $.01 per Right. Simultaneous with this rights dividend, the Company redeemed outstanding rights from a 1990 rights dividend for $172,000.

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

   A summary of restricted stock activity, including shares issued to non-employee directors, is as follows:

                                               Number of Shares
                                           1995        1994      1993
 Restricted stock:
   Outstanding at beginning of year      208,315     385,515    385,200
   Granted                               129,556      58,840    113,142
   Canceled                              (15,000)    (29,298)  (112,827)
   Vested                                (72,000)   (206,742)         -
                                         -------    --------   --------
   Outstanding at end of year            250,871     208,315    385,515
                                         =======    ========    =======


   A summary of option activity under the above-described stock option and incentive plans is as follows:


                                              Number of Shares
                                         1995       1994         1993
 Options:
   Outstanding at beginning of year
    at $7.00 to $28.00                 697,676    584,370    1,162,778
   Granted at $9.625 to $28.00         272,600    229,750       70,000
   Canceled                            (88,264)   (67,656)    (295,943)
   Exercised at $7.00 to $19.875       (42,000)   (48,788)    (352,465)
                                       -------    -------      -------
   Outstanding at end of year at
    $7.00 to $28.00                    840,012    697,676      584,370
                                       =======    =======      =======

   All options granted through December 31, 1995, are nonqualified stock options. There were 315,381, 209,299 and 17,143 options exercisable at December 31, 1995, 1994 and 1993, respectively.

   A total of approximately 2,794,000 shares of the Company's authorized but unissued common stock are reserved for potential future issuance under the Company's various stock option and incentive plans.

   10. Fair Values of Financial Instruments

   The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

   Cash and Cash Equivalents

   The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value.

   Notes Payable and Long-Term Debt

   The carrying amounts of the Company's borrowings under the 1992 Credit Agreement approximate fair value. The fair value of the Company's 7.5% unsecured notes was estimated based on the quoted market price of those securities.

   Foreign Currency Exchange Contracts

   The fair values of the Company's forward foreign currency exchange contracts are estimated based on quoted market prices of comparable contracts.

   The carrying amounts and fair values (i.e., unrealized gains/(losses) in the case of forward exchange contracts) of the Company's financial instruments at December 31 are as follows:

                                   1995                     1994

                           Carrying   Estimated     Carrying    Estimated
                            Amount    Fair Value     Amount     Fair Value
                                           (In thousands)

   Cash and cash
    equivalents          $  14,216    $  14,216      $24,072       $24,072
   Notes payable           (36,763)     (36,763)        -            -
   Long -term debt        (100,000)    (104,400)        -             -
   Foreign currency
    exchange contracts           -          (73)        -          (759)


   11. Foreign Operations

   Information relating to the Company's foreign operations, consisting principally of operations in the United Kingdom and continental Europe, at December 31, 1995, 1994 and 1993, and for each of the three years then ended is as follows:


                                          Sales                  Operating
                  Assets    Gross   Intergeographic(1)    Net     Income
                                      (In thousands)

   1995         $139,813  $122,032         $16,803    $105,229       $(660)
                 =======   =======         =======     =======     =======

   1994        $185, 382  $148,625         $20,493    $128,132    $  1,832
                ========   =======         =======    ========     =======

   1993         $145,040  $104,471        $  6,282     $98,189     $11,837
                ========   =======         =======     =======     =======


   (1) Represents sales from the Company's foreign subsidiaries to the Company in the United States, which are at prices approximating those charged to unaffiliated customers.

   In 1995, 1994 and 1993, the foreign subsidiaries had sales to unaffiliated U.S. customers of $8,715,000, $1,640,000 and $107,000, respectively.

   Export sales to unaffiliated customers were $59,775,000, $23,647,000 and $17,519,000 in 1995, 1994 and 1993, respectively.

                     Quarterly Financial Data (Unaudited)

   1995
                                           Quarter Ended
                            April 2    July 2    October 1   December 31(1)
                               (In thousands, except per share amounts)


   Net sales                $154,576   $171,125     $195,921      $208,930
   Gross profit (before
    depreciation and
    amortization)            $31,714    $37,790      $42,258       $43,556
   Net income (loss)          $7,096     $9,319       $8,543      $(18,503)
   Net income (loss) per
    common share                $.21       $.27         $.25         $(.54)


   (1) Includes a $30.3 million impairment and severance pre-tax charge--see
       Note 2


   1994
                                            Quarter Ended
                             April 3    July 3     October 2    December 31(2)
                                (In thousands, except per share amounts)

   Net sales                $123,030   $144,805     $166,100      $185,536
   Gross profit (before
    depreciation and
    amortization)            $28,191    $30,937      $34,624       $34,322
   Net income                 $6,870     $7,230       $9,809       $23,971
   Net income per common
    share:                      $.20       $.21         $.29          $.70


   (2) Includes $22.1 million of pre-tax income related to receipt on Russian contract (see Note 2).

                Report of Ernst & Young LLP, Independent Auditors


   The Board of Directors and Shareholders
   Giddings & Lewis, Inc.

   We have audited the accompanying consolidated balance sheets of Giddings & Lewis, Inc. as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Giddings & Lewis, Inc. at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

   As discussed in Note 2 in the notes to the consolidated financial statements, effective December 31, 1995, the Company changed its method of accounting for the impairment of long-lived assets and related goodwill.


   ERNST & YOUNG LLP


   Milwaukee, Wisconsin
   January 26, 1996