Form 10-K405, Exhibit 13
period 1996-12-31
GIDDINGS & LEWIS INC /WI/
filed 1997-03-28
CIK 851588

[Page 14 of the Annual Report]

   Five-Year Summary

    At and for the Years Ended December 31,

    (In thousands except per        1996 (c)     1995 (d)(e)    1994(f)    1993((f)(g)      1992
    share data)

    Operations Data (a)
    Net sales                      $762,993      $730,552     $619,471      $517,462     $622,934

    Net income (loss)               (12,542)        6,455       47,880        43,706       35,532

    Net income (loss) per share       (0.37)         0.19         1.40          1.31         1.16

    Cash dividends per share           0.12          0.12         0.12          0.12         0.11

    Average number of
      shares outstanding             34,025        34,398       34,284        33,415       28,344


    Balance Sheet Data

    Total assets                   $811,400      $817,591     $687,226      $614,016     $627,485

    Long-term debt                  100,000       100,000            -             -       68,215

    Shareholders' equity            460,823       492,541      485,298       436,010      352,924

    Ratio of long-term debt
      to long-term capital(b)         17.8%         16.9%           0%            0%        17.3%


    (a)  See Note 1, "Summary of Significant Accounting Policies," in the Notes to Consolidated
         Financial Statements.

    (b)  Long-term capital consists of long-term debt and common shareholders' equity.

    (c)  Reflects a charge to pre-tax income of $64.1 million to recognize the costs to achieve customer satisfaction on certain complex agile transfer line contracts and other related restructuring costs.  Also reflects a pretax adjustment of $16.0 million included in cost of sales for warranty and inventory valuation reserves established for various product lines.  See Note 2 in the Notes to Consolidated Financial Statements.

    (d)  On April 24, 1995, the Company acquired Fadal Engineering Company, Inc. (Fadal).  The operations of Fadal have been included in the Company's financial statements since the acquisition date.  See Management's Discussion and Analysis and Note 3 in the Notes to
         Consolidated Financial Statements.

    (e)  Reflects a charge to pretax income of $30.3 million from the adoption of Statement of
         Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets
         and for Long-Lived Assets to Be Disposed Of," and from a severance charge relating to the
         Company's German subsidiary.  See Note 2 in the Notes to Consolidated Financial Statements.

    (f)  Reflects cash received on certain fully-reserved Russian contracts and other credits.  See
         Note 2 in the Notes to Consolidated Financial Statements.

    (g)  Reflects the prospective adoption of Statement of Financial Accounting Standards No. 109,
         "Accounting for Income Taxes."

   [Pages 15-19 of the Annual Report]

                        MANAGEMENTS DISCUSSION & ANALYSIS

   Introduction

        The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report. In reviewing the company's financial statements and managements discussion and analysis, the following matters should be considered:

   -    The company is organized into four major operating groups:
        Automation Technology, Integrated Automation, Automation Measurement and Control and European Operations. The Automation Technology group is responsible for the manufacture of cellular and flexible manufacturing systems, automated stand-alone machine tools and machining centers, tooling, fixtures, castings and remanufacturing. The Integrated Automation group produces assembly automation products and systems and flexible, modular and dedicated transfer lines. Programmable industrial computers, servo systems, Computer Numerical Controls and measurement products are produced by the Automation Measurement and Control group. The European Operations group offers most of the company's product lines through its sales, engineering, manufacturing and service facilities in England and Germany.

   - Approximately one-half of the company's products are sold pursuant to long-term contracts. Profits on long-term contracts are recognized using the percentage-of-completion method. The percentage-of-completion is measured principally by the percentage of costs incurred to date versus the estimated total costs for each contract. Significant adjustments to previous estimates are sometimes required to reflect experience and other factors. Such adjustments are recorded as changes in estimates as part of the percentage-of-completion accounting in the period of change. Revenues recognized on the percentage-of-completion method, but not yet billed to customers, are reflected in accounts receivable. The company does not normally receive the bulk of payments for products sold under long-term contracts until the product is shipped.

   - Revenues related to the remaining portion of the company's products and services are recognized when the products are shipped. The majority of payments for these products and services are received after shipment.

   - The company acquired Fadal Engineering Co., Inc. (Fadal), a designer and manufacturer of computer numerically controlled vertical machining centers on April 24, 1995. The operations of the acquired company have been included in the company's financial statements since the acquisition date. The Fadal operations are a component of the Automation Technology group.

   Results of Operations

   1996 Compared with 1995

        The following tables set forth the company's bookings by operating group for the period indicated and consolidated backlog at period-end on a quarterly basis for 1996 and 1995.

   1996 (In thousands)         March 31   June 30   Sept. 29  Dec. 31

   Operating group:
    Automation Technology       $85,581   $66,088   $68,864   $68,047
    Integrated Automation        35,365    49,040    24,237    24,466
    European Operations          35,848    15,425    42,693    12,661
    Automation Measurement
      and Control                15,615    15,640    15,338    15,376
                                -------   -------   -------   -------
    Consolidated bookings      $172,409  $146,193  $151,132  $120,550
                                =======   =======   =======   =======
    Consolidated backlog       $365,953  $305,989  $272,379  $208,298
                                =======   =======   =======   =======

   1995 (In thousands)          April 2   July 2    Oct. 1    Dec. 31

  Operating group:
    Automation Technology       $41,523   $76,765   $83,534   $75,782
    Integrated Automation        91,420    64,884    39,091   (17,956)
    European Operations           8,680    27,459    24,470    79,699
    Automation Measurement
      and Control                17,741    19,364    14,698    16,436
                                -------   -------   -------   -------
    Consolidated bookings      $159,364  $188,472  $161,793  $153,961
                                =======   =======   =======   =======
    Consolidated backlog       $430,121  $478,324  $442,507  $388,156
                                =======   =======   =======   =======

        Bookings for 1996 of $590.3 million represented an 11.0% decrease from 1995 bookings of $663.6 million. Automation Technology bookings of $288.6 million for 1996 increased 4.0% from 1995 bookings of $277.6 million with the benefit of a full year inclusion of Fadal being offset by a decline in demand for large and medium sized stand-alone machine tools. Integrated Automation bookings for 1996 totaled $133.1 million, a 25.0% decrease from 1995 bookings of $177.4 million. The decline in orders at Integrated Automation in 1996 was due to weakness in transfer line related orders while the company resolved customer concerns. Customer revisions to the scope of two orders received earlier in 1995 resulted in contract reductions that exceeded new bookings by $18.0 million in the fourth quarter of 1995. Because automotive orders are driven by multi-year capital investment programs with purchases in large lump sum increments, quarterly order patterns have been and will continue to be subject to volatility. European Operations bookings decreased 24.0% to $106.6 million in 1996 from $140.3 million in 1995. The decrease in 1996 was due to the significant orders received from European automotive companies, primarily in the United Kingdom, in the fourth quarter of 1995, which were not repeated in 1996. Automation Measurement and Control bookings of $62.0 million for 1996 decreased 9.2% from 1995 bookings of $68.3 million, primarily as a result of softness in demand for measurement products.

        Company backlog at December 31, 1996, was $208.3 million, a decrease of $179.9 million or 46.3% from $388.2 million at 1995 year-end. The decrease in backlog resulted primarily from decreased booking activity during 1996 from the domestic and foreign automotive sectors.

        Consolidated sales of $763.0 million in 1996 compared to sales of $730.6 million in the prior year. The increase in year-to-year net sales was primarily attributable to the inclusion of Fadal for all of 1996 and a 46.9% increase in European sales, partially offset by a decline in sales at the Integrated Automation Group. Automation Technology net sales of $332.4 million in 1996 represented an increase of 13.1% from $293.9 million in net sales in 1995. Integrated Automation net sales of $238.5 million in 1996 decreased 14.1% from $277.6 million in the prior year.
   The decline in sales at Integrated Automation was due to the decline in bookings in the second half of 1995 and all of 1996, which were the result of difficulties with certain agile transfer line contracts. European Operations net sales of $129.1 million in 1996 increased 46.9% from $87.9 million in 1995. The increase in European sales was the result of the significant automotive orders received in the fourth quarter of 1995. The net sales of Automation Measurement and Control decreased 11.5% from $71.2 million in 1995 to $63.0 million in 1996 due to a general decline in market demand for measurement products.

        The company incurred a net loss for 1996 of $12.5 million, compared with net income in 1995 of $6.5 million. The company had incurred a pretax loss in 1996 of $33.0 million compared with pretax income of $28.1 million in 1995. As described in further detail in Note 2 in the Notes to Consolidated Financial Statements, 1995 and 1996 pretax earnings were impacted by the following factors:

   1996

        In the fourth quarter of 1996, the company recorded a pretax charge of $64.1 million related to the company's Integrated Automation business. The company took the charge in order to achieve customer satisfaction on certain complex agile transfer line contracts and to recognize costs associated with the formal adoption of a plan to improve the divisions business operations, including workforce reductions and reengineering of certain business processes.

        In addition to the $64.1 million charge, adjustments of $16.0 million were reflected in fourth quarter cost of sales. Of these adjustments, product rationalization at the Automation Technology group, as well as additional warranty expenses, resulted in costs of $10.3 million. The remaining $5.7 million of costs relate primarily to the write-down of inventory at the company's other business locations.

   1995

        The company recorded a pretax charge of $6.3 million related to a formal plan to improve the operations of its German subsidiary, which included planned employee terminations. In connection with the formal plan, the company evaluated the fair value of its long-term assets at its German facility in accordance with the Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, (SFAS No. 121) and recorded a write-down of $20.5 million. In addition, in accordance with the adoption of SFAS No. 121, the company determined that the long-term assets associated with a plant in its Automation Measurement and Control group were impaired (as indicated by the relatively poor performance of that entity since its 1991 acquisition) and wrote those assets down by $3.5 million. In both cases, the write-down of the assets (which included allocated goodwill) was based on those assets estimated fair values, which were determined using forecasted cash flow estimates discounted at rates commensurate with the company's cost of capital. The separate $30.3 million operating expense item in the company's 1995 statement of income consists of the above-described charges.

        Other items of note concerning the comparison of 1996 and 1995 results of operations are highlighted below:

        The consolidated gross margin percentage (before depreciation and amortization) decreased from 21.3% in 1995 to 18.4% in 1996. Gross margins in 1996 were negatively impacted by the $16.0 million adjustment to cost of sales discussed above. Gross margins for both 1995 and 1996 were adversely impacted by competitive pricing pressures, excess program costs on certain agile contracts, and increased product development and warranty spending related to the introduction of RAM machining centers. These factors more than offset an improvement in the gross profit percentage resulting from the inclusion of Fadal for a full year. The company currently expects that the consolidated gross margin percentage will improve in 1997, but will continue to be impacted by competitive and economic factors.

        Selling, general and administrative expenses increased as a percentage of net sales from 9.2% in 1995 to 10.6% in 1996. The increase was the result of costs associated with a change in distribution for a major domestic territory, and consultant fees and related costs for strategic external business development efforts. The year-to-year difference was also affected by favorable settlements of certain litigation in 1995.

        Net interest expense in 1996 of $9.6 million compares with $9.5 million in 1995.

        The company's effective tax rate for 1996 was 61.9% as compared to 77.0% for the prior year. The effective tax rate for 1996 was positively impacted by the tax restructuring of the company's German operations and the favorable settlement of a federal income tax audit. The effective tax rate for 1995 was negatively impacted by the write-off of $11.3 million of non-deductible costs in excess of net acquired assets and $17.8 million of foreign net operating losses for which no tax benefits were recorded. See
   Note 8 in the Notes to Consolidated Financial Statements.

   1995 Compared with 1994

        The following tables set forth the company's bookings by operating group in the period and consolidated backlog at period-end on a quarterly basis for 1995 and 1994.

   1995 (In thousands)             April 2   July 2   Oct. 1    Dec. 31

   Operating group:
    Automation Technology          $41,523  $76,765  $83,534  $75,782
    Integrated Automation           91,420   64,884   39,091 (17,956)
    European Operations              8,680   27,459   24,470   79,699
    Automation Measurement
      and Control                   17,741   19,364   14,698   16,436
                                   -------  -------  -------  -------
   Consolidated bookings          $159,364 $188,472 $161,793 $153,961
                                   =======  =======  =======  =======
   Consolidated backlog           $430,121 $478,324 $442,507 $388,156
                                   =======  =======  =======  =======

   1994 (In thousands)             April 3    July 3   Oct. 2   Dec. 31

   Operating group:
    Automation Technology          $32,034  $31,724  $28,973 $40,116
    Integrated Automation          117,610  113,870   94,705  91,226
    European Operations              6,138    5,771   12,141   8,759
    Automation Measurement
     and Control                    13,647   17,831   16,964  17,948
                                   -------  -------  ------- -------
   Consolidated bookings          $169,429 $169,196 $152,783 $158,049
                                   =======  =======  =======  =======
   Consolidated backlog           $431,448 $460,370 $449,969 $422,172
                                   =======  =======  =======  =======

        Bookings for 1995 of $663.6 million represented a 2.2% increase from 1994 bookings of $649.5 million. Automation Technology bookings of $277.6 million for 1995 increased 109.0% from 1994 bookings of $132.9 million, primarily as a result of the acquisition of Fadal in April 1995 and the demand for the new RAM machining centers, which were introduced in the second half of 1994. Integrated Automation bookings for 1995 totaled $177.4 million, a 57.5% decrease from unusually large 1994 bookings of $417.4 million. Customer revision to the scope of two orders received earlier in 1995 resulted in contract reductions which exceeded new bookings by $18 million in the fourth quarter of 1995. European Operations bookings increased 327.7% to $140.3 million in 1995, from $32.8 million in 1994. The increase in 1995 was due to significant orders received from European automotive companies primarily in the United Kingdom. In late 1995, the company took steps to improve the competitive position of its German operation by initiating a reduction in work force as discussed above. Automation Measurement and Control bookings of $68.3 million for 1995 increased 2.8% over 1994 bookings of $66.4 million.

        Company backlog at December 31, 1995, was $388.2 million, a decrease of $34.0 million or 8.1% from $422.2 million at 1994 year-end. The decrease in backlog resulted from decreased booking activity in the domestic automotive sector.

        Consolidated net sales of $730.6 million for 1995 compared to $619.5 million in the prior year. The increase in year-to-year net sales was primarily attributable to the addition of Fadal in April 1995. Automation Technology net sales of $293.9 million in 1995 represented an increase of 80.4% from $162.9 million in net sales in 1994. Integrated Automation net sales of $277.6 million in 1995 increased 3.7% from $267.8 million in the prior year. European Operations net sales of $87.9 million in 1995 decreased 30.6% from $126.6 million in 1994. The decrease in net sales related mainly to significantly lower orders received by the European Operations group in 1994. The net sales of Automation Measurement and Control increased 14.4% from $62.2 million in 1994 to $71.2 million in 1995.

        Net income for 1995 of $6.5 million decreased 86.5% from 1994 net income available to common shareholders of $47.9 million, pretax income in 1995 was $28.1 million, a 63.8% decrease from 1994 pretax income of $77.6 million. As described in further detail in Note 2 in the Notes to Consolidated Financial Statements, 1994 and 1995 pretax earnings were impacted by certain nonrecurring items. These items in 1994 resulted in a net increase in pretax income of $22.1 million. The effect of actions related to the adoption of SFAS No. 121 on 1995 net income is described above.

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

        Selling, general and administrative expenses decreased as a percentage of sales from 9.5% in 1994 to 9.2% in 1995. The percentage decrease was primarily attributable to the favorable settlement associated with the successful defense of patent infringement litigation and the effect of a significant increase in sales volume as a result of the acquisition of Fadal.

        Net interest expense increased from $1.0 million of net interest income in 1994 to net interest expense of $9.5 million in 1995. The increase in net interest expense is attributable to the borrowings used to finance the purchase of Fadal.

        The provision for income taxes of $21.6 million for 1995 decreased from $29.7 million in 1994. The company's effective tax rate for 1995 was 77.0% compared with 38.3% for the prior year. The increase in the 1995 effective tax rate is principally due to the write-off of $11.3 million of non-deductible costs in excess of net acquired assets and $17.8 million of foreign net operating losses for which no tax benefits were recorded.

   Liquidity and Capital Resources at December 31, 1996

        On December 31, 1996, the company had $71.7 million of cash and cash equivalents on hand, which was an increase of $57.5 million from the balance on hand at the beginning of the year. For the year ended December 31, 1996, operating activities provided $105.4 million of cash. Operating assets and liabilities provided net cash flow of $60.6 million, due primarily to lower accounts receivable and inventory levels offset by a net decrease in accounts payable and accrued expenses. The $59.6 million in cash provided from the reduction in accounts receivable balances was due primarily to a decrease in unbilled receivables on the company's long-term contracts as well as an increase in related customer deposits offset by an increase in trade receivables. The $13.8 million net cash provided relating to the lower inventory balance was largely due to the reduced backlog. There was a $14.3 million decrease in accounts payable and accrued expenses at December 31, 1996, compared with December 31, 1995.

        Investing activities in 1996 used $20.0 million, which included $19.9 million in capital expenditures, while net proceeds from the sale of fixed assets generated $1.1 million of cash in 1996.

        Financing activities in 1996 used cash of $24.9 million, consisting mainly of repurchase of stock of $18.6 million, net repayments on lines of credit of $2.5 million and dividend payments of $4.1 million.

        The company's available borrowing capacity at December 31, 1996, amounted to $131.7 million under a domestic credit agreement and $54.9 million under foreign lines of credit. The company had debt outstanding of $134.2 million at December 31, 1996.

        Capital expenditures were $19.9 million, $16.1 million and $16.7 million in 1996, 1995 and 1994, respectively. The company expects commitments for capital projects carried over from 1996, along with new projects proposed for 1997, to result in capital expenditures of approximately $20 million in 1997. The main focus of 1997 capital expenditures will be productivity enhancement and process improvement.

        In addition, the company expended $51.9 million, $60.4 million and $67.4 million in 1996, 1995 and 1994, respectively, on research, product development and customer-sponsored engineering programs. Spending for such activities is expected to remain steady at approximately $50 million in 1997 based on the timing of initiating the start-up of long lead-time products and comparable product development activities.

        The company believes its cash flows from operations and funds available under domestic and foreign credit agreements will be adequate to finance capital expenditures, fund the estimated $33.3 million future cash portion of the 1996 year-end adjustments and support working capital requirements for the foreseeable future.

        The company is involved in environmental matters concerning facilities and sites owned or formerly owned by the company, its subsidiaries or alleged predecessors. As described in Note 6 in the Notes to Consolidated Financial Statements, those matters included at December 31,1996, an environmental remediation at the company's former West Allis, Wisconsin, property and a criminal complaint and civil lawsuits concerning its Menominee, Michigan, facility.

        In connection with these sites, the company has incurred various expenditures to date on both investigative activities and remediation efforts. Estimated future clean-up and other costs associated with these environmental contingencies have been accrued on the company's balance sheet in instances where losses have been determined to be probable and reasonably estimable. Management believes that any future costs in excess of the amounts accrued on all presently known and quantifiable environmental contingencies will not be material to the company's financial position or results of operations. Except to the extent as referenced in Note 6 in the Notes to Consolidated Financial Statements, information currently available to the company does not allow it to reasonably estimate the damages, penalties and/or remediation costs, if any, that may be incurred with respect to the Menominee, Michigan, facility. Recurring costs incurred by the company and associated with managing hazardous substances and pollution at ongoing operations generally are not significant.

        The company is also involved in other litigation and proceedings, including product liability claims. As discussed in Note 6 in the Notes to Consolidated Financial Statements, management believes that any future costs in excess of the amounts accrued for all existing litigation will not be material to the company's financial position or results of operations.

   Market Prices and Dividends

        The company's common stock is traded on The Nasdaq Stock Market under the symbol GIDL. The following table sets forth information as to the high and low last sales prices per share of common stock as quoted on Nasdaq and the cash dividends declared per share for the periods indicated.

                                       Sales Price
                                   Low            High       Dividends
   1996:
   First quarter                $ 14  3/4      $ 19  9/16    $  .03
   Second quarter                 16  1/8        19  1/8        .03
   Third quarter                  10  3/4        16             .03
   Fourth quarter                 11  3/8        14             .03

   1995:
   First quarter                $ 14  5/8      $ 17  1/4     $  .03
   Second quarter                 15  1/8        18  7/8        .03
   Third quarter                  16             18  1/2        .03
   Fourth quarter                 14  7/8        17  3/8        .03

   As of February 18, 1997, there were approximately 2,204 record holders of the company's common stock.

        The Board of Directors of the company intends to consider the payment of cash dividends on the common stock on a quarterly basis, but the declaration of future dividends will necessarily be dependent upon business conditions, the earnings and financial position of the company, and such other matters as the Board of Directors deems relevant. For information on restrictions on the payment of cash dividends on the common stock, see Note 5 in the Notes to Consolidated Financial Statements.

   [Pages 20-35 of the Annual Report]

                      CONSOLIDATED STATEMENTS OF OPERATIONS

   Years ended December 31,
   (In thousands, except per share data)  1996      1995     1994

   Net sales                            $762,993  $730,552 $619,471
   Costs and expenses:
     Cost of sales (Note 2)              622,323   575,234  491,397
        Selling, general and
         administrative
         expenses (Note 2)                80,592    67,556   58,977
     Depreciation and amortization        20,293    19,308   15,399
     Other charges (credits) (Note 2)     64,100    30,280  (22,128)
                                         -------   -------  -------
   Total operating expenses              787,308   692,378  543,645
                                         -------   -------  -------
   Operating income (loss)               (24,315)   38,174   75,826

   Interest expense (income), net          9,584     9,501   (1,025)
   Other expense (income)                   (947)      610     (755)
                                         -------   -------  -------
   Income (loss) before income taxes     (32,952)   28,063   77,606
   Provision (benefit) for income
    taxes (Note 8)                       (20,410)   21,608   29,726
                                         -------   -------  -------
   Net income (loss)                    $(12,542)   $6,455  $47,880
                                         =======   =======  =======
   Net income (loss) per share            $(0.37)    $0.19    $1.40
                                         =======   =======  =======
   Cash dividends per share                $0.12     $0.12    $0.12
                                         =======   =======  =======
   Average number of shares outstanding   34,025    34,398   34,284
                                         =======   =======  =======


   See accompanying notes.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

   Years ended December 31,
   (In thousands)                              1996       1995       1994

   Operating activities
   Net income (loss)                         $(12,542)    $6,455    $47,880
   Adjustments to reconcile net income
     (loss) to net cash provided by
     (used in) operating activities:
     Depreciation and amortization             20,293     19,308     15,399
       Other charges (Note 2)                  64,100     30,280
       Deferred income taxes                  (26,902)     3,948     20,996
       Long-term employee benefits and
         other long-term liabilities           (5,451)    (4,105)    (4,696)
     Changes in operating assets and
      liabilities:
       Accounts receivable                     59,636     30,816    (91,621)
       Inventories                             13,815     (6,546)   (16,719)
       Other current assets                     1,474      8,780     (6,928)
       Accounts payable and accrued
         liabilities                          (14,319)   (31,920)    20,267
     Foreign currency transaction losses        1,055        179        669
     Other                                      4,225     (4,922)       291
                                              -------    -------    -------
   Net cash provided by (used in) operating
     activities                               105,384     52,273    (14,462)

   Investing activities
   Acquisition of business (Note 3)                 -   (179,579)         -
   Additions to property, plant and
     equipment                                (19,893)   (16,097)   (16,747)
   Proceeds from sale of assets                 1,052      1,546      5,875
   Other                                       (1,203)      (140)    (1,759)
                                              -------    -------    -------
   Net cash used in investing activities      (20,044)  (194,270)   (12,631)

   Financing activities
   Proceeds from draws on lines of credit     146,463    382,931     49,000
   Repayments under lines of credit and
     notes payable                           (149,000)  (346,168)   (49,000)
   Proceeds from sale of debt securities            -    100,000          -
   Payments for debt issue costs                    -     (1,182)         -
   Payment for repurchase of stock            (18,639)         -          -
   Proceeds from additional stock
     issuance                                       -          -        487
   Proceeds from stock options
     exercised                                    304          -          -
   Cash dividends                              (4,069)    (4,129)    (4,115)
                                               ------    -------    -------
   Net cash provided by (used in)
     financing activities                     (24,941)   131,452     (3,628)

   Effect of exchange rate changes
    on cash                                    (2,957)       689        916
                                              -------    -------    -------
   Net increase (decrease) in cash and
     cash equivalents                          57,442     (9,856)   (29,805)
   Cash and cash equivalents at
     beginning of year                         14,216     24,072     53,877
                                              -------    -------    -------
   Cash and cash equivalents at end
     of year                                  $71,658    $14,216    $24,072
                                              =======    =======    =======
   Supplemental disclosure of cash flow
    information -
     Cash paid during the year for:
        Interest                               $9,755     $7,648       $848
                                              =======    =======    =======
        Income taxes, net of refunds
        received                              $14,176    $11,334    $12,073
                                              =======    =======    =======


   See accompanying notes.

                           CONSOLIDATED BALANCE SHEETS

   December 31,
   (In thousands)                                  1996          1995

   Assets
   Current assets:
     Cash and cash equivalents                   $71,658       $14,216
     Accounts receivable, net of allowance for
       doubtful accounts (Notes 1 and 4)         280,985       350,593
     Inventories (Notes 1 and 4)                  88,969       102,281
     Deferred income taxes (Note 8)               29,048         4,776
     Other current assets                          3,951         5,921
                                                 -------       -------
   Total current assets                          474,611       477,787
   Fixed assets, net (Notes 1 and 4)             118,484       111,382
   Intangible assets (Notes 1 and 4)             185,276       192,522
   Deferred income taxes (Note 8)                 19,524        19,700
   Other assets                                   13,505        16,200
                                                 -------       -------
   Total assets                                 $811,400      $817,591
                                                 =======       =======
   Liabilities and shareholders' equity
   Current liabilities:
     Notes payable (Note 5)                      $34,226       $36,763
     Accounts payable                             30,141        67,676
     Accrued expenses and other liabilities
       (Note 4)                                  148,938        77,888
                                                 -------       -------
   Total current liabilities                     213,305       182,327

   Long-term debt (Note 5)                       100,000       100,000
   Long-term employee benefits and other
     long-term liabilities (Notes 4 and 7)        37,272        42,723
                                                 -------       -------
   Total liabilities                             350,577       325,050

   Commitments and contingencies (Note 6)

   Shareholders' equity (Notes 5 and 9):
     Class A preferred stock                          -             -
     Common stock, 34,623 and 34,422 shares
       issued and outstanding at December 31,
       1996 and 1995, respectively                 3,462         3,442
     Capital in excess of par                    328,668       326,608
     Retained earnings                           144,172       160,783
     Cumulative translation adjustment             6,755         4,223
                                                 -------       -------
                                                 483,057       495,056

   Less:  Treasury stock (1,495 shares)
     at cost (Note 9)                            (18,639)            -
     Unamortized compensation expense             (3,595)       (2,515)
                                                 -------       -------
   Total shareholders' equity                    460,823       492,541
                                                 -------       -------
   Total liabilities and shareholders' equity   $811,400      $817,591
                                                 =======       =======

   See accompanying notes.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

   Years Ended December 31, 1996, 1995 and 1994
   (In thousands except share amounts)


                                  Common Stock      Capital in               Cumulative              Unamortized      Total
                                                    Excess of    Retained    Translation   Treasury  Compensation  Shareholders'
                               Shares     Amount        Par      Earnings     Adjustment    Stock      Expense        Equity

    Balance, December 31,
     1993                    34,254,068  $  3,425   $  323,679 $  114,692     $  (3,444)        -     $  (2,342)    $  436,010

     Net issuance of shares
      under restricted
      stock awards and
      stock option plans         40,370         4          530          -             -         -          (852)          (318)

     Tax benefit related to
      exercise of stock
      options and vesting
      of restricted stock             -         -          854          -             -         -             -            854

     Net income                       -         -            -     47,880             -         -             -         47,880

     Amortization of
      compensation expense            -         -            -          -             -         -         1,369          1,369

     Cash dividends                   -         -            -     (4,115)            -         -             -         (4,115)

     Translation adjustment           -         -            -          -         3,618         -             -          3,618

     Other                          (34)        -            -          -             -         -             -              -
                             ----------   -------      -------    -------        ------   -------      --------        -------
    Balance, December 31,
     1994                    34,294,404     3,429      325,063    158,457           174         -        (1,825)       485,298

     Net issuance of shares
      under restricted
      stock awards and
      stock option plans        127,639        13        1,351          -             -         -        (2,098)          (734)

     Tax benefit related to
      exercise of stock
      options and vesting
      of restricted stock             -         -          194          -             -         -             -            194

     Net income                       -         -            -      6,455             -         -             -          6,455

     Amortization of
      compensation expense            -         -            -          -             -         -         1,408          1,408

     Cash dividends                   -         -            -     (4,129)            -         -             -         (4,129)

     Translation adjustment           -         -            -          -         4,049         -             -          4,049
                             ----------   -------      -------    -------        ------   -------      --------        -------
    Balance, December 31,
     1995                    34,422,043     3,442      326,608    160,783         4,223         -        (2,515)       492,541

     Net issuance of shares
      under restricted
      stock awards and
      stock option plans        200,812        20        1,943          -             -         -        (1,902)            61

     Tax benefit related to
      exercise of stock
      options and vesting
      of restricted stock             -         -          117          -             -         -             -            117

     Net loss                         -         -            -    (12,542)            -         -             -        (12,542)

     Stock repurchase                 -         -            -          -             -   (18,639)            -        (18,639)

     Amortization of
      compensation expense            -         -            -          -             -         -           822            822

     Cash dividends                   -         -            -     (4,069)            -         -             -         (4,069)

     Translation adjustment           -         -            -          -         2,532         -             -          2,532
                             ----------   -------      -------    -------        ------   -------      --------        -------
    Balance, December 31,
     1996                    34,622,855  $  3,462   $  328,668 $  144,172      $  6,755  $(18,639)    $  (3,595)    $  460,823
                             ==========   =======      =======    =======        ======   =======      ========        =======

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

   Revenue Recognition and Receivables

        Revenue is reported on the percentage-of-completion (POC) method of accounting for all long-term contracts and the completed contract method for other products. Progress on POC contracts is measured by costs incurred to date compared with an estimate of total costs at the projects completion. Provision is made for the entire amount of expected losses, if any, in the period in which such losses are first determinable. Revenue on completed contract sales is recognized upon shipment to the customer.

        The company's POC calculations are made using managements best estimates based on existing information with respect to contracts in progress. The nature of the company's contracts, however, are such that significant subsequent changes in estimates are possible. The effects of such changes are recognized in the period that they occur.

        Customers are billed according to the terms of the contract. Unbilled receivables include amounts recognized as revenue under the POC basis but not yet billed to the customer. Retainers are billed upon shipment and are due upon customer acceptance. Substantially all receivables, including retainers, are due within one year.

        Included in accounts receivable are unbilled receivables of $141,741,000 and $202,672,000 at December 31, 1996 and 1995, respectively.
   At December 31, 1996 and 1995, there were $57,359,000 and $51,692,000, respectively, of retainers included in accounts receivable.

        The company is subject to certain credit risks, including a concentration of accounts receivable balances with its worldwide automotive and related customers, which totaled approximately $197,000,000 and $237,000,000 at December 31, 1996 and 1995, respectively.

   Inventories

        Inventories are stated at the lower of cost or net realizable value. Cost is determined by the first-in, first-out (FIFO), last-in, first-out
   (LIFO) or average cost methods. Approximately $8,553,000 and $9,116,000 of the inventories at December 31, 1996 and 1995, respectively, are valued on the LIFO basis. If the FIFO inventory method, which approximates replacement cost, had been used for these inventories, they would have been $432,000 and $481,000 greater at December 31, 1996 and 1995, respectively. The FIFO and average costing methods produce materially consistent results.

   Fixed Assets

        Property, plant and equipment are carried at cost. Depreciation of plant and equipment is determined on the straight-line basis over the estimated useful lives of the assets, which range from 3 to 20 years.

   Intangible Assets

        Intangible assets include trade name, distributor network, and other intangible assets identified in connection with purchase business combinations, along with the residual component of the excess purchase price that is referred to as costs in excess of net acquired assets. Allocation of costs to identified intangible assets was made primarily using independent valuations.

        Costs in excess of net acquired assets represent the excess purchase price recorded in (a) the 1995 acquisition of Fadal Engineering Co., Inc. (Fadal) (see Note 3), and (b) the 1991 acquisition of Cross & Trecker Corporation (Cross & Trecker). The company is amortizing costs in excess of net acquired assets using the straight-line method over periods from 25 to 40 years. Accumulated amortization was $21,816,000 and $14,704,000 at December 31, 1996 and 1995, respectively. Costs in excess of net acquired assets related to the Cross & Trecker acquisition are also reduced for the initial recognition of acquired tax loss carryforwards and temporary deductible differences (see Note 8). Other intangible assets are amortized on the straight-line basis over periods ranging from 13 to 30 years.

        The company assesses long-lived assets for impairment under FASB Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Under those rules, costs in excess of net acquired assets associated with long-lived assets acquired in purchase business combinations are included in impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable.

   Research, Development and Custom Engineering

        Research and development expense pertaining to new products or significant improvement to existing products was $9,367,000, $3,183,000, and $3,857,000 for the years ended December 31, 1996, 1995 and 1994, respectively. The total expenditure for research, development and custom engineering was $51,895,000, $60,395,000, and $67,398,000, respectively, for the periods noted above.

   Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Foreign Currency Translation and Transactions

        The functional currencies of the company's foreign subsidiaries are the local currencies. Accordingly, assets and liabilities of the company's foreign subsidiaries are translated into U.S. dollars using current exchange rates, and statement of operations items are translated using average exchange rates for the year. For the years ended December 31, 1996, 1995 and 1994, gain/(losses) on foreign currency transactions amounted to $273,000, ($1,217,000), and ($669,000), respectively, and are included in other expense/income in the accompanying consolidated statements of operations.

        The company enters into forward foreign exchange contracts mainly to fix the price of certain loans to, and receivables from, its foreign subsidiaries denominated in European currencies. The company also enters into forward foreign exchange contracts to fix the price of certain contracts of its foreign subsidiaries denominated in currencies other than the subsidiaries local currency. The primary purpose of the company's foreign currency activities is to protect the company from the risk that the eventual dollar cash flows resulting from the repayment of such loans and the collection of the accounts receivable will be adversely affected by changes in exchange rates. At December 31, 1996, the company had forward exchange contracts that require it to convert these foreign currencies, at various rates and dates through February 1998 into approximately $20.8 million, DM 5.0 million, and 29.8 million. At December 31, 1995, the company had forward exchange contracts that required it to convert foreign currencies, at various rates and dates through April 1997, into approximately $21.2 million, DM 5.0 million, and
   20.3 million.

        The company is exposed to credit loss in the event of nonperformance by counterparties on the foreign exchange contracts; however, the company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally any unrealized gains in such contracts.

   Net Income (Loss) Per Common Share

        Net income (loss) per common share in 1996, 1995 and 1994 was computed by dividing net income (loss) by the weighted average number of common shares outstanding during the respective periods. Stock options were not materially dilutive for any of these years.

   Environmental

        In October 1996, the AICPA issued Statement of Position (SOP) No. 96-1, Environmental Remediation Liabilities, which provides authoritative guidance on the recognition, measurement, display and disclosure of environmental remediation liabilities. SOP No. 96-1 is effective for the company on January 1, 1997. The impact of adoption is not expected to be material to the consolidated financial statements.

   Nature of Operations

        The company's operations are conducted in one business segment: the design, production and integration of flexible manufacturing systems, flexible transfer lines, automated assembly systems, high-precision automated machine tools, coordinate measuring machines, industrial control systems and other related products and services. Organizationally, the company comprises four major operating groups: Automation Technology, Integrated Automation, Automation Measurement and Control, and European Operations. The company's products are sold throughout the world primarily to manufacturers in the automotive, construction, aerospace, defense, appliance, energy and electronics industries. The company's subsidiaries in England, Canada and Germany account for a significant part of the company's sales outside of the U.S. (refer to Note 11 for information about foreign operations and export sales).

        A substantial amount of the company's flexible transfer lines and automated assembly systems are sold to large manufacturers in the automotive industry. In that regard, approximately 18.7% and 10.3% of the company's 1996 sales were to two such automotive industry customers. Approximately 23.2% and 6.3% of the company's 1995 sales were to the same automotive industry customers, respectively. In 1994, approximately 15.9% and 14.2% of the company's sales were derived from two such automotive industry customers.

   2.   Other Charges (Credits)

   1996

        In the fourth quarter of 1996, the company recorded a pretax charge of $64.1 million related to the company's Integrated Automation business. The company took this charge to achieve customer satisfaction on certain complex agile transfer line contracts and to recognize costs associated with the formal adoption of a plan to improve operations including workforce reductions and reengineering of certain business processes.

        In addition to the $64.1 million charge, adjustments of $16.0 million were reflected in cost of sales. Product rationalization at the Automation Technology group, as well as additional warranty expenses, resulted in costs of $10.3 million. The remaining $5.7 million of costs relate primarily to the write-down of inventory at the company's other business locations.

   1995

        The separate $30.3 million operating expense item in the company's 1995 statement of income consists of the charges listed below.

        In the fourth quarter of 1995, the company entered into a formal plan to improve the operations of its German subsidiary, which included the planned termination of 145 employees at that location. As a result of its decision, the company recorded a pretax charge of $6.3 million relating to the planned employee terminations. The termination benefit payments were made during 1996.

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

        The receipt resulted in a $22.1 million increase to pretax income recorded in the fourth quarter of 1994. The income recorded was net of various costs expected to be incurred in connection with shipment and installation.

        Due to the economic conditions in Russia and the financial position of the former customer associated with the other Russian contract, management does not believe they will execute a credit guarantee or collect any moneys relating to this contract. As the receivable was previously written off, there was no significant impact on the consolidated financial statements of the company.

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

        The Fadal acquisition was accounted for using the purchase method of accounting and, accordingly, the operations of Fadal are included in the company's consolidated statements of operations since the April 24, 1995, acquisition date. The total purchase price was approximately $180 million and included $123 million allocated to intangible assets, which includes the residual component of costs in excess of net acquired assets that is being amortized over 25 years.

        Pro forma unaudited results of operations for the years ended December 31, 1995 and 1994, assuming consummation of the Fadal purchase as of January 1, 1994, are as follows:

   (In thousands)                     1995      1994
   Net sales                       $783,546     $757,299
   Net income                         9,784       55,920
   Net income per common share         0.28         1.63

   4.   Additional Balance Sheet and Cash Flow Information

   (In thousands)                           1996            1995
   Receivables -
     Allowance for doubtful accounts       $2,196          $1,836

   Inventories:
     Raw materials                        $51,310         $52,694
     Work-in-process                       26,356          38,038
     Finished goods                        11,303          11,549
                                          -------         -------
                                          $88,969        $102,281
                                          =======         =======
   Fixed assets:
     Land                                  $9,258          $9,504
     Buildings                             69,054          64,557
     Machinery and equipment              156,015         141,973
                                          -------         -------
                                          234,327         216,034
     Less accumulated depreciation       (115,843)       (104,652)
                                          -------         -------
                                         $118,484        $111,382
                                          =======         =======
   Intangible assets:
     Trade name                           $18,878         $19,544
     Distributor network                   21,065          22,214
     Costs in excess of net
        acquired assets                   143,860         149,180
     Other                                  1,473           1,584
                                          -------         -------
                                         $185,276        $192,522
                                          =======         =======
   Accrued expenses and other
    liabilities:
     Payroll and related expenses         $18,263         $16,163
     Installation and warranty
      accruals                             49,303          17,218
     Restructuring and contract
      reserves                             46,618           6,313
     Self-insurance reserves                3,431           4,156
     Other                                 31,323          34,038
                                          -------         -------
                                         $148,938         $77,888
                                          =======         =======
   Long-term employee benefits and other
    long-term liabilities
     Postretirement health-care
      obligations                         $12,542         $13,224
     Pension and retirement plan
      obligations                          14,911          18,765
     Environmental liabilities              9,116           9,993
     Other                                    703             741
                                          -------         -------
                                          $37,272         $42,723
                                          =======         =======

        A significant non-cash transaction during 1995 was as follows:

        In the purchase of Fadal, the purchase price was allocated as follows

   (in thousands):
   Purchase price                                          $179,579
   Estimated fair value of tangible assets acquired         (68,536)
   Estimated fair value of liabilities assumed               12,370
                                                            -------
   Excess purchase price allocated to intangible assets    $123,413
                                                            =======

        A significant non-cash transaction during 1994 was as follows:

        Decrease in intangible assets of $4.0 million, due to the recognition of certain acquired foreign net operating loss carryforwards.

   5.   Financing Arrangements and Long-Term Debt

        Notes payable under revolving credit facilities and long-term debt consisted of the following at December 31:

   (In thousands)                                 1996           1995

   Borrowings under 1992 Credit Agreement       $34,226        $36,763
     7.5% unsecured notes maturing in 2005      100,000        100,000
                                                -------        -------
     Total debt                                 134,226        136,763
     Less current maturities                     34,226         36,763
                                                -------        -------
     Long-term debt                            $100,000       $100,000
                                                =======        =======


        The company has a multicurrency credit agreement with a syndicate of financial institutions for an unsecured $175.0 million revolving credit facility (1992 Credit Agreement). The 1992 Credit Agreement matures in December 1997. At December 31, 1996 and 1995, outstanding borrowings and letters of credit under the 1992 Credit Agreement totaled $34.2 million and $9.1 million and $36.8 million and $13.8 million, respectively. Letters of credit reduce the amount available for additional borrowings under the agreement. The 1992 Credit Agreement carries an interest rate equal to a Base Rate, as defined, or LIBOR plus a spread. At December 31, 1996 and 1995, the weighted average interest rate on outstanding borrowings under the 1992 Credit Agreement was 5.725% and 6.82%, respectively. The company is required to pay certain fees and expenses from time to time, including agent fees and commitment fees of .125% of the unused portion available under the Credit Agreement.

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

        The company has obtained a waiver of covenant default for the period ended December 31, 1996, and an amendment to the 1992 Credit Agreement that excludes the impact of the December 1996 other charges and adjustments, as disclosed in Note 2, from the financial covenant tests through the remaining term of the agreement.

        At December 31, 1996, the company had foreign lines of credit that approximated $68.1 million, with no borrowings outstanding. Borrowings under the foreign lines of credit bear interest at an average rate of 6.4%. Outstanding foreign letters of credit at December 31, 1996 and 1995, approximated $13.2 million and $41.8 million, respectively, and reduce the amounts available under the foreign lines of credit.

        In connection with the April 1995, Fadal acquisition, the company entered into an additional $100 million one-year revolving credit facility with a bank (1995 Credit Agreement). Amounts borrowed under the 1995 Credit Agreement to finance the acquisition were subsequently repaid or refinanced in 1995.

        During 1995, the company filed a shelf registration with the Securities and Exchange Commission enabling the company to issue to the public up to $250.0 million in unsecured debt securities. On October 2, 1995, $100.0 million of such securities were issued in a public offering at an interest rate of 7.5%. The proceeds from the offering were used to repay amounts borrowed under the 1992 and 1995 Credit Agreements in connection with the Fadal acquisition. The notes issued in 1995 mature in the year 2005.

        Interest expense for the years ended December 31, 1996, 1995 and 1994, was $11,059,000, $10,548,000, and $1,970,000, respectively.

   6.   Commitments and Contingencies

        The company has operating leases and service contracts covering primarily office space and data processing equipment. Future minimum lease payments under these commitments at December 31, 1996, were as follows (in thousands):

             1997                    $2,120
             1998                       976
             1999                       450
             2000                       171
             2001                        73
             Thereafter                  65
                                      -----
                                     $3,855
                                      =====

   Total expense for all operating leases for the years ended December 31, 1996, 1995 and 1994, was $2,889,000, $3,431,000, and $3,645,000,
   respectively.

        The company is involved in various environmental matters, including matters in which the company and certain of its subsidiaries have been named as potentially responsible parties under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA).

        One such matter is the company's implementation of a Wisconsin Department of Natural Resources (WDNR) approved clean-up plan on a nine-acre parcel of land adjacent to its former West Allis, Wisconsin manufacturing facility. The company has completed the soil removal portion of the plan and is currently engaged in limited groundwater monitoring to support its application to the WDNR for site closure.

        The company has established accruals ($9.1 million and $10.0 million at December 31, 1996 and 1995, respectively) for all environmental contingencies of which management is currently aware in accordance with generally accepted accounting principles. In establishing these accruals, management considered: (a) reports of environmental consultants retained by the company; (b) the costs incurred to date by the company at sites where clean-up is presently ongoing and the estimated costs to complete the necessary remediation work remaining at such sites; (c) the financial solvency, where appropriate, of other parties that have been responsible for effecting remediation at specified sites; and (d) the experience of other parties who have been involved in the remediation of comparable sites. The accruals recorded by the company with respect to environmental matters have not been reduced by potential insurance or other recoveries and are not discounted. Although the company has and will continue to pursue such claims against insurance carriers or other responsible parties, future potential recoveries remain uncertain and, therefore, were not recorded as a reduction to the estimated gross/environmental liabilities. Based on the foregoing and given current information, management believes that future costs in excess of the amounts accrued on all presently known and quantifiable environmental contingencies will not be material to the company's financial position or results of operations.

        In another matter, a Michigan Department of Environmental Quality (State) investigation into alleged environmental violations at the company's Menominee, Michigan, facility resulted in the issuance of criminal complaints against the company and two of its employees in November 1994. The complaints, filed in Menominee County, Michigan, district and circuit courts, generally focus on alleged releases of hazardous substances and the alleged illegal treatment and disposal of hazardous waste. In December 1996, the seven charges then pending against the company in circuit court were dismissed on the grounds, among other things, that the criminal provision under which the company was charged is unconstitutional. In February 1997, the company and the State reached a tentative agreement, subject to the negotiation of a final written settlement and plea agreement and its entry by the court. The general parameters of the tentative agreement are as follows: (i) the State will dismiss with prejudice and release the company from all charges and covenant not to sue on any matters, administrative, civil or criminal, raised in the criminal complaint or investigation; (ii) the company will reimburse the States investigation costs in an amount to be determined, not to exceed $492,000; (iii) the company will plead no contest (not admitting liability) to one misdemeanor charge and (iv) the circuit court decision holding the statute unconstitutional will be vacated. Pending this final resolution, cross appeals have been filed. The three misdemeanor counts against the two employees of the company remain pending in district court.

        Also, two civil lawsuits are pending against the company in Menominee County, Michigan, district court which seek unspecified damages based on allegations of improper disposal and emissions at this facility. The company remains committed to vigorously defending itself against all suits, charges and allegations to the extent they are not resolved on terms satisfactory to the company. Except to the extent described above, information presently available to the company does not enable it to reasonably quantify potential civil or criminal penalties, or remediation costs, if any, related to any of these pending matters.

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

   7.   Employee Benefit Plans

   Domestic Defined Benefit Plans

        The company has defined benefit plans that cover substantially all U.S. employees. Benefits for salaried employees generally are based on earnings and years of service while hourly employee benefits generally are a fixed amount for each year of service. The company annually contributes to the defined benefit plans amounts which are actuarially determined to provide the plans with sufficient assets to meet future benefit payment requirements. Plan assets are invested primarily in listed stocks, mutual funds, money market instruments, fixed income securities and U.S. corporate bonds.

        Net periodic pension expense for the company's domestic defined benefit retirement plans includes the following components:

   (In thousands)                         1996      1995      1994
   Service cost                         $5,373    $3,411    $3,436
   Interest cost                         8,691     7,988     7,047
   Actual (return)/loss on assets      (10,272)  (16,615)      744
   Net amortization and deferral         3,199    10,174    (7,097)
                                       -------   -------   -------
   Net periodic pension expense         $6,991    $4,958    $4,130
                                       =======   =======   =======

        The following table presents a reconciliation of the funded status of the company's domestic defined benefit plans at December 31:


   (In thousands)                                   1996           1995
   Actuarial present value of benefit
    obligations:
     Vested benefits                              $105,146       $ 98,419
     Nonvested benefits                              5,938          6,963
                                                   -------        -------
     Accumulated benefit obligation                111,084        105,382
     Effect of assumed increases in
      compensation levels                           14,766         16,152
                                                   -------        -------
     Projected benefit obligation                  125,850        121,534
   Plan assets at fair value                       111,036         94,983
                                                   -------        -------
   Projected benefit obligation in excess
     of plan assets                                (14,814)       (26,551)
   Unrecognized net (gain)/loss                       (591)         7,504
   Unrecognized prior service cost                   1,418          1,230
                                                   -------        -------
   Accrued pension cost                           $(13,987)      $(17,817)
                                                   =======        =======

        The assumptions used in determining pension expense (for the following year) and funded status information shown above were as follows:

                                       1996      1995      1994
   Discount rate                        7.5%      7.5%     8.25%
   Rate of salary progression           4.5       4.5       5.0
   Long-term rate of return on assets   8.5       8.5       8.0

        The change in the discount rate and rate of salary progression assumptions at December 31, 1995 increased the projected benefit obligation by $13,054,000.

   Foreign Defined Benefit Plans

        Benefits of the defined benefit plans for the company's foreign employees are based on years of service and the employees compensation during employment. Substantially all of the plan assets are held in commingled trust accounts. The company's foreign funding policy is to contribute annually the minimum amount required to comply with local statutory requirements.

        Net periodic pension income for the company's foreign defined benefit plans includes the following components:

   (In thousands)                        1996      1995       1994
   Service cost                       $   890   $   884   $    729
   Interest cost                        2,286     2,026      1,595
   Actual (return)/loss on assets      (3,895)   (4,800)     1,650
   Net amortization and deferral         (292)    1,253     (5,333)
                                      -------    ------    -------
   Net periodic pension income        $(1,011)  $  (637)   $(1,359)
                                      =======    ======    =======

        During 1995, settlements relating to the company's foreign plans resulted in gains of approximately $400,000.

        The following table presents a reconciliation of the funded status of the company's foreign defined benefit plans at December 31:

   (In thousands)                                  1996        1995
   Actuarial present value of benefit
    obligations:
     Accumulated benefit obligation-all
      vested                                      $25,707     $24,686
     Effect of assumed increases
      in compensation levels                        3,277       3,727
                                                  -------     -------
   Projected benefit obligation                    28,984      28,413
   Plan assets at fair value                       39,007      36,020
                                                  -------     -------
   Plan assets in excess of projected
     benefit obligation                            10,023       7,607
   Unrecognized net loss                              414       1,362
   Unrecognized net transition asset               (5,009)     (5,198)
   Unrecognized prior service cost                  1,097       1,078
                                                  -------     -------
   Prepaid pension cost                            $6,525      $4,849
                                                  =======     =======

        The assumptions used in determining foreign pension expense (for the following year) and funded status information shown above were as follows:

                                 1996    1995        1994

   Discount rate                  8.5%    8.0%        9.0%
   Rate of salary progression     5.5     5.0         5.0
   Long-term rate of return
     on assets                    9.5     9.5         9.0

        The change in the above assumptions decreased the projected benefit obligation by approximately $1,406,000 at December 31, 1996 and increased the projected benefit obligation by approximately $3,415,000 at December 31,1995.

   Defined Contribution Plans

        The company also has certain defined contribution plans that cover substantially all full-time employees. Contributions to the plans are based on a percentage of employee earnings. Costs of these plans charged to operations were $2,570,000, $2,108,000 and $2,024,000 in 1996, 1995 and
   1994, respectively.

   Other Postretirement Benefit Plans

        The company provides health-care benefits, and certain life insurance benefits, to certain retired employees who retired prior to June 1, 1992. The types of benefits, retiree contributions, and eligibility for benefits varied among the various divisions and are unfunded. The company's contribution level is frozen such that all health-care cost increases are borne by retirees. Benefits for plan participants age 65 and older are integrated with Medicare under all plans. The company funds costs as incurred under the plans.

        The following sets forth the plans status reconciled with the amounts recognized in the company's balance sheet as of December 31:

   (In thousands)                                     1996           1995
   Accumulated postretirement benefit
    obligation:
     Current retirees                             $(10,963)      $(11,857)
     Unrecognized net gain                          (1,541)        (1,367)
                                                   -------        -------
   Accrued long-term employee benefit             $(12,504)      $(13,224)
                                                   =======        =======

        The periodic postretirement benefit cost included in the statements of operation is as follows:

   (In thousands)                1996    1995        1994
   Interest                      $820    $924        $934
   Amortization                   (61)    (74)        (68)
                                 ----    ----        ----
   Total                         $759    $850        $866
                                 ====    ====        ====


        Due to the nature of the plans, a one percent change in the health-care trend rate assumption does not have any material impact on the company's obligation. Similarly, the health-care cost trend rate is not a factor in computing the benefit obligation. A discount rate of 7.5% was used to present value all future health-care and life insurance liabilities at December 31, 1996 and 1995.

   8.   Income Taxes

        At December 31, 1996, the company had U.S. federal net operating loss carryforwards totaling approximately $14.8 million and various state net operating loss carryforwards. The federal carryforwards expire in 2003, while the state carryforwards expire in 1997 through 2011. The company also had foreign tax loss carryforwards totaling approximately $37.3 million at December 31, 1996, that can be carried forward indefinitely. The U.S. federal amount and $16.8 million of the foreign amount represent acquired net operating loss carryforwards resulting from the Cross & Trecker acquisition. The tax benefit of these loss carryforwards has been, or will be in the case of certain foreign loss carryforwards, recorded as a reduction to goodwill (i.e., reduce intangible assets) when initially recognized.

        The decrease in the valuation allowance during 1994 primarily reflects the recognition of approximately $4.0 million in certain acquired foreign net operating loss carryforwards as a reduction to goodwill. The increases in the valuation allowance during 1996 and 1995 relate to newly generated foreign deferred tax assets, the benefit of which can not be recognized under the provisions of generally accepted accounting principles.

        Net deferred tax assets for all foreign and state net operating loss carryforwards, together with various deductible temporary differences related to certain of the company's foreign subsidiaries, continue to be fully offset by a valuation allowance based on managements judgment with respect to the realizability of those items.

        Significant components of the company's deferred tax assets and liabilities as of December 31, 1996 and 1995, are as follows:

   (In thousands)                                     1996           1995
   Deferred tax liabilities:
     Tax over book depreciation                     $9,332         $8,005
     LIFO book/tax difference relating
      to acquisition                                 2,180          2,193
     Percentage of completion accounting             1,487          2,436
     Other, net                                      3,277          9,039
                                                   -------        -------
   Total deferred tax liabilities                  $16,276        $21,673
                                                   =======        =======
   Deferred tax assets:
     Environmental accruals                         $3,548         $3,874
     Inventory reserves                             10,996          1,837
     Restructuring and contract reserves            15,444              -
     Warranty accruals                               8,935          2,956
     Pension, other postretirement,
      and other longer term
      employee benefit obligations                  10,443          7,885
     Other accrued expenses
      not currently deductible                       8,373         14,786
     Net operating loss carryforwards               25,521         31,298
                                                   -------        -------
   Total deferred tax assets                        83,260         62,636

   Valuation allowance for deferred tax assets     (18,412)       (16,487)
                                                   -------        -------
   Deferred tax assets, net of valuation
     allowance                                      64,848         46,149
                                                   -------        -------
   Net deferred tax asset                          $48,572        $24,476
                                                   =======        =======

        The net current and noncurrent components of deferred taxes recognized in the December 31, 1996 and 1995, balance sheets are as follows:

   (In thousands)                         1996       1995
   Net current asset                    $29,048     $4,776
   Net noncurrent asset                  19,524     19,700
                                        -------    -------
                                        $48,572    $24,476
                                        =======    =======

        Details of income (loss) before provision for income taxes are as follows:

   (In thousands)            1996           1995           1994
   Domestic              $(36,494)       $57,446        $77,525
   Foreign                  3,542        (29,383)            81
                          -------        -------        -------
                         $(32,952)       $28,063        $77,606
                          =======        =======        =======

        Details of the provision for income taxes for the years ended December 31, 1996, 1995 and 1994, are as follows:

   (In thousands)                          1996        1995        1994
   Current:
     Federal                              $3,424     $13,963      $4,650
     State                                   825       1,460       1,627
     Foreign                                 199         702       1,599
                                          ------     -------      ------
                                           4,448      16,125       7,876
   Deferred:
     Federal                             (25,198)      6,606      19,908
     State                                (1,658)        867       2,655
     Foreign                                 (46)     (3,525)     (1,567)
                                         -------     -------     -------
                                         (26,902)      3,948      20,996
   Effect of using acquired
     loss carryforwards (1)                1,730         887           -
   Tax benefit related to exercise
     of options and other items
     charged to equity                       314         648         854
                                         -------     -------     -------
                                        $(20,410)    $21,608     $29,726
                                         =======     =======     =======


   (1) Reduction in current taxes due (not previously recognized) and credited to goodwill.

        The differences between the provision for income taxes and income taxes computed using the U.S. federal income tax rate (35%) for the years ended December 31, 1996, 1995 and 1994, are as follows:

   (In thousands)                           1996        1995         1994
   Provision (benefit) at
     statutory rates                    $(11,533)     $9,822      $27,162
   State taxes, net of federal benefit      (541)      1,513        2,783
   Foreign loss for which no tax
     benefit recorded                      1,006       6,215            -
   Write-off of costs in excess of net
     acquired assets                           -       3,957            -
   Amortization of costs in excess of
     net acquired assets                     631         631          668
   Effect of different foreign tax rates    (104)       (946)        (513)
   Benefit from tax restructuring of
     foreign operations                   (5,530)          -            -
   Addition to (reduction of)
     tax reserves                         (3,000)        114         (520)
   Other                                  (1,339)        302          146
                                         -------     -------      -------
   Actual provision (benefit) for
    income taxes                        $(20,410)    $21,608      $29,726
                                         =======     =======      =======

        On March 20, 1996, the company adopted a tax planning strategy to capture U.S. tax benefits for losses arising from its German subsidiary. As such, income and losses from this date forward will be included in the consolidated federal income tax return of the company. Upon adoption, a benefit of $1.2 million was recorded as a decrease to income tax expense. The flow-through of losses from the company's German subsidiary resulted in the recording of an additional $4.3 million tax benefit for 1996. Future tax benefits or expenses will be dependent on the profitability of the German operations.

        Undistributed earnings of the company's foreign subsidiaries, which are not significant at December 31, 1996, are considered to be permanently invested. Therefore, no deferred taxes (including withholding taxes payable) have been provided for the remittance of those earnings.

   9.   Capital Stock

        The company's capital structure consists of the following at December
   31:

   (In thousands, except share amounts)               1996    1995
   Class A preferred stock, $.10 par value,
    authorized 3,000,000 shares; 350,000 shares
    designated as Series A and 700,000 shares
    designated as Series B; none issued and
    outstanding                                      $  -      $  -

   Common stock, $.10 par value, authorized
    70,000,000 shares; 34,622,855 and
    34,422,043 shares issued and outstanding
    at December 31, 1996 and 1995,
    respectively                                      3,462    3,442

        On July 18, 1996, the company announced that the Board of Directors had authorized management to repurchase up to 10% of the company's outstanding common stock (3.5 million shares). Such repurchases are expected to be made principally through open market transactions from time to time as the share price and market conditions warrant. The company intends to fund any such repurchases with cash from operations and additional short-term borrowings. At December 31, 1996, the company had repurchased 1.5 million shares at an aggregate purchase price of $18.6 million.

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

   1989 Nonvested Stock Plan

        Under the company's 1989 nonvested stock plan, the company may grant to key employees the right to purchase up to an aggregate of 500,000 shares of common stock (the nonvested shares) at $.10 per nonvested share, with such shares not vesting for a period, as determined by the Compensation Committee of the Board of Directors, of up to 10 years from the effective date of the award (the restricted period). During the restricted period, the nonvested shares may not be sold, transferred or otherwise alienated by the recipient. The nonvested shares currently outstanding have a restricted period from one to five years from the effective date of the award.

   1989 Stock Option Plan

        The company's 1989 stock option plan authorizes the granting of incentive and nonqualified stock options to key employees for up to an aggregate of 1,500,000 shares of common stock. Stock options granted under the 1989 stock option plan will have an exercise price of not less than 90% of the fair market value of the common stock on the date of grant. Options granted will vest and become exercisable in accordance with the terms and conditions established by the Compensation Committee of the Board of Directors and set forth in the applicable option agreement, except that no options may be exercised later than 10 years after the date of its grant.

   1991 Independent Director Stock-Based Incentive Plan

        During 1991, the company adopted a stock-based incentive plan for members of the Board of Directors who are not employees of the company. Under the 1991 plan, on each date on which an independent director is elected or re-elected to serve on the Board of Directors (as the case may be), such independent director automatically receives options to purchase 1,000 shares of the company's common stock. The plan authorizes the granting of nonqualified stock options to independent directors for up to an aggregate of 50,000 shares of common stock. Stock options granted under the 1991 plan have an exercise price equal to the closing price of a share of common stock at the date of grant and become exercisable (subject to immediate vesting in certain cases) upon expiration of the independent directors term.

   1993 Stock and Incentive Plan

        In 1993, the company adopted the 1993 stock and incentive plan. The 1993 plan authorizes the granting to key employees of (a) stock options (either incentive stock options or nonqualified options), (b) stock appreciation rights, (c) non-vested stock, and (d) performance shares and performance units. In addition, under the 1993 plan, independent directors receive annual nonvested stock grants based on an established formula. In total, the 1993 plan allows for the granting of awards relating to 2,000,000 shares of common stock.

        Options granted under the 1993 plan shall have exercise prices no less than 90% (100% in the case of incentive stock options) of the fair market value of a share of common stock at the date of grant. The term of the option is to be determined at the time of the grant but in no event can exceed ten years. Nonvested stock issued under the 1993 plan may contain restrictions similar to those described above for the 1989 nonvested stock plan, as well as other terms, including vesting based on the achievement of specified performance criteria. Subject to the terms of the 1993 plan, awards of stock appreciation rights and performance shares and performance units may have such terms as are specified by the Compensation Committee of the Board of Directors.

        A summary of nonvested stock activity, including shares issued to independent directors, is as follows:

                                             Number of Shares
                                        1996       1995      1994
   Nonvested stock:
     Outstanding at beginning of year  250,871   208,315    385,515
     Granted                           185,056   129,556     58,840
     Canceled                                -   (15,000)   (29,298)
     Vested                            (42,000)  (72,000)  (206,742)
     Outstanding at end of year        393,927   250,871    208,315
                                       =======   =======    =======
   Weighted-average fair value of
   shares granted during the year      $15.176
                                       =======

        A summary of option activity under the above-described stock option and incentive plans is as follows:

                                        1996
                                      Weighted
                                       average
                            1996      exercise       1995         1994
                           Options      price      Options      Options
    Options:
     Outstanding at
      beginning of year    840,012     $17.473      697,676      584,370
     Granted               308,700      15.177      272,600      229,750
     Canceled              (12,000)     19.938      (88,264)     (67,656)

     Exercised             (31,000)      9.807      (42,000)     (48,788)
                         ---------     -------      -------      -------
     Outstanding at end
      of year            1,105,712     $17.020      840,012      697,676
                         =========     =======      =======      =======
    Weighted-average
    fair value of
    shares granted
    during the year         $6.482
                         =========


        All options granted through December 31, 1996, are nonqualified stock options. There were 576,271; 315,381 and 209,299 options exercisable at December 31, 1996, 1995 and 1994, respectively.

        A summary of options outstanding at December 31, 1996, is as follows:


                                                                     Weighted
                                  Weighted Average                    Average       Weighted Average
       Option                      Exercise Price                  Exercise Price      Remaining
        Price          Options       of Options        Options     of Exercisable   Contractual Life
     (per share)     Outstanding     Outstanding     Exercisable       Options          (years)

       7.00-10.00       128,000         8.039           128,000         8.039              3.18
      10.01-20.00       740,662        16.228           259,230        17.524              7.98
      20.01-28.00       237,050        24.343           189,041        24.199              7.14
      -----------     ---------      --------          --------      --------           -------
       7.00-28.00     1,105,712        17.020           576,271        17.607              7.24
      ===========     =========      ========          ========      ========           =======



        A total of approximately 2,577,000 shares of the company's authorized but unissued common stock are reserved for potential future issuance under the company's various stock option and incentive plans. (See summary below.)

        Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, became effective January 1, 1996 for the company. As permitted under SFAS No. 123, the company elected to continue to account for employee stock compensation (e.g., nonvested stock and stock options) in accordance with AICPA Accounting Principles Board
   (APB) No. 25, Accounting for Stock Issued to Employees. Under APB No. 25, because the exercise price of the company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

        SFAS No. 123 calculates the total compensation expense to be recognized as the fair value at the date of grant for effectively all awards. The company's net income would not have been materially different had compensation expense for employee stock compensation been recognized consistent with SFAS No. 123. In determining the effect of SFAS No. 123, the Black-Scholes option pricing model was used with the following weighted-average assumptions for 1996: risk-free interest rate of 6.0%; dividend yield ranging from .67 to .80; volatility factor of the expected market price of the company's common stock ranging from .34 to .40; and a weighted-average expected life of the option of 3 to 9 years.

        The pro forma calculations only included the effects of 1996 and 1995 grants. As such, the impact on pro forma net income (loss) of these options during these years are not necessarily indicative of the effects on the pro forma results of operations in future years.

   10.  Fair Values of Financial Instruments

        The following methods and assumptions were used by the company in estimating its fair value disclosures for financial instruments:

   Cash and Cash Equivalents

        The carrying amount reported in the balance sheets for cash and cash equivalents approximates fair value.

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

        The carrying amounts and fair values (i.e., unrealized gains/(losses) in the case of forward exchange contracts) of the company's financial instruments at December 31 are as follows:

                                             1996                                  1995
                                 Carrying          Estimated           Carrying           Estimated
                                  Amount           Fair Value           Amount           Fair Value
                                                           (In thousands)

    Cash and
     cash equivalents            $ 71,658          $ 71,658            $ 14,216           $ 14,216
    Notes payable                 (34,226)          (34,226)            (36,763)           (36,763)
    Long-term debt               (100,000)          (98,910)           (100,000)          (104,400)
    Foreign currency
     exchange contracts                 -             4,828                   -                (73)

   11.  Foreign Operations

        Information relating to the company's foreign operations, consisting principally of operations in the United Kingdom and continental Europe, at December 31, 1996, 1995 and 1994, and for each of the three years then ended is as follows:

                                               Sales
                                                                                     Operating
                 Assets           Gross      Intergeographic(1)         Net         Income (Loss)
                                                 (In thousands)

    1996        $165,177         $143,810           $22,307          $121,503            $3,102
    1995        $139,813         $122,032           $29,216          $ 92,816            $ (660)
    1994        $185,382         $148,625           $20,493          $128,132            $1,832


   (1) Represents sales from the company's foreign subsidiaries to the company in the United States, which are at prices approximating those charged to unaffiliated customers.

        In 1996, 1995 and 1994, the foreign subsidiaries had sales to unaffiliated U.S. customers of $9,513,000, $0 and $1,640,000, respectively.

        Export sales to unaffiliated customers were $45,854,000, $59,775,000 and $23,647,000 in 1996, 1995 and 1994, respectively.

   (Quarterly Financial Data - Unaudited)
   1996

                                                               Quarter Ended

                                  March 31             June 30            Sept. 29          Dec. 31(1)
                                                 (In thousands, except per share amounts)

    Net sales                      $192,420            $199,646            $185,794          $185,133
    Gross profit (before
     depreciation and
     amortization)                 $ 42,695            $ 42,948            $ 35,024          $ 20,003
    Net income (loss)              $ 10,417            $  9,278            $  5,597          $(37,834)
    Net income (loss) per
     share                            $0.30               $0.27               $0.17            $(1.14)


   (1) Includes a $40.1 million, or $1.18 per share, after-tax charge to achieve customer satisfaction on certain agile transfer line contracts and other related restructuring costs (see Note 2). Also includes after-tax adjustment of $10.0 million, or $.29 per share, included in cost of sales for warranty and inventory valuation reserves established for various product lines (see Note 2).

   1995
                                                               Quarter Ended

                                   April 2             July 2               Oct. 1           Dec. 31(2)
                                                 (In thousands, except per share amounts)

    Net sales                      $154,576            $171,125            $195,921           $208,930
    Gross profit (before
     depreciation and
     amortization)                 $ 31,714           $  37,790           $  42,258           $ 43,556
    Net income (loss)              $  7,096           $   9,319           $   8,543           $(18,503)
    Net income (loss) per
     share                            $0.21               $0.27               $0.25             $(0.54)


   (2) Includes a $29.0 million, or $.84 per share, impairment and severance after-tax charge (see Note 2).

                           INDEPENDENT AUDITORS REPORT

   The Board of Directors and Shareholders
   Giddings & Lewis, Inc.

        We have audited the accompanying consolidated balance sheets of Giddings & Lewis, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Giddings & Lewis, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

        As discussed in Note 2 in the notes to the consolidated financial statements, effective December 31, 1995, the company changed its method of accounting for the impairment of long-lived assets and related goodwill.

   ERNST & YOUNG LLP

   Milwaukee, Wisconsin
   February 10, 1997